Form 10-K, Exhibit 13
STIFEL FINANCIAL CORP
filed 1995-03-31
CIK 720672

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Business Environment

Stifel Financial Corp. and subsidiaries (the "Company") is principally engaged in providing securities brokerage, public and corporate investment banking, and investment advisory services to individuals, institutions, municipalities, and corporations. These business activities are sensitive to many factors, including the volatility and price level of securities markets, securities trading volumes, interest rates, inflation, tax policies, and investor sentiment. The Company has historically been highly dependent upon investment banking revenues, particularly from the municipal finance area, which vary significantly from period to period because of market conditions and the volatility in the amount of time and resources (period expenses) required to produce an investment banking fee which is recognized when the transaction is complete. Additionally, a significant portion of the Company's expenses is relatively fixed. Consequently, net income can vary significantly from period to period.

The securities business is highly competitive. The Company not only competes with national and regional full-service and discount firms, but increasingly with other financial institutions such as banks and mutual fund companies which sell directly to the public.

The business environment for the securities industry during 1994 was one of the most difficult in recent years, particularly for the fixed income and other interest rate sensitive areas. In February 1994, the Federal Reserve Board raised the discount rate for the first time in nearly five years and subsequently raised short-term rates several more times during 1994. This increase in short-term rates also resulted in higher long-term rates which caused significant decreases in bond values and a significant slowdown in issuances of municipal securities. In addition, the industry suffered decreased retail trading volume in equities resulting from investor uneasiness over the stock market as a result of the Federal Reserve Board's actions.

A significant source of the Company's investment banking revenues has traditionally originated from Oklahoma municipal securities issuances.
In addition to the effects of the business environment on municipal securities underwriting, the Company's 1994 municipal investment banking business was also negatively impacted by the Securities and Exchange Commission ("SEC") investigation of certain Oklahoma municipal securities issues. Although there has been no action taken by the SEC against the Company, the negative publicity resulting from this investigation, when coupled with the previously mentioned general decrease in issuances, has caused a near stoppage of the Company's municipal investment banking business in the state of Oklahoma. Additionally, the Company has incurred, and expects to continue to incur in 1995, substantial legal costs resulting from the SEC investigation.

In late calendar 1993, because of the factors affecting the municipal finance business, management sought to decrease its dependence on that source of revenue by strengthening its retail branch system.

Consequently, the Company pursued an aggressive recruitment of Investment Executives and expansion of retail offices. Additionally, the Company added key support staff in such areas as research, money management, and product support.

In late 1994, as market conditions deteriorated, it became necessary to eliminate unprofitable areas of the firm, including certain of the branches opened during 1994. As a result, during the fourth quarter of 1994, management and the Board of Directors developed and began implementation of a plan to restructure certain operations, primarily related to retail sales operations and certain home office management and product support functions. The plan of restructure included approximately 70 position eliminations and the closing or downsizing of 31 office locations. The Company expects to realize substantial cost savings resulting from this restructuring and downsizing.

Additionally, in December 1994, the Company was approached by a group of investors (including two current employees and three former employees) offering to purchase the Company's operations in Oklahoma and three offices in Texas. After significant negotiations, the Company has entered into an agreement to sell the assets of its Oklahoma-based operations for cash, secured and subordinated notes, and warrants to purchase a minority interest in the newly formed Company. In 1994, these operations accounted for approximately 14% of the Company's revenue.

Upon completion of the plan of restructure, and should the agreement to sell the Oklahoma operations and certain Texas offices be consummated as expected in the second quarter of 1995, the number of retail securities and other office locations will be reduced from 86 to 40 and the number of Investment Executives to just under 300 from 365. The Company will no longer be involved in the municipal investment banking business in Oklahoma; however, the Company will provide retail securities clearing services for the newly formed company and will be compensated for these services.

Results of Operations

In 1993, the Company changed its fiscal year-end from the last Friday in July to a calendar year-end. Accordingly, results of operations for the transition period cover a five-month period. The following table summarizes amounts and percentages of changes in the major categories of revenues and expenses for the periods indicated:

                                            	   Year Ended            Five Months Ended
                                           	Dec. 31,  Dec. 31,       Dec. 31,   Dec. 31,        Fiscal Year
                                              1994  vs  1993         	1993 	vs	 1992          1993  vs  1992
Increase (Decrease)                                  (Unaudited)             (Unaudited)
-----------------------------------------------------------------------------------------------------------------
Amounts in thousands                        	Amount  	Percentage	    Amount  	Percentage    	Amount  	Percentage
-----------------------------------------------------------------------------------------------------------------
Revenues:
  Commissions                             	$	(2,989)  	(10.5)%    	$ 	1,941    	19.4%     	$ 	1,252	     5.0%
  Principal Transactions                      	(665)   	(2.9)       	(1,969)	  (17.5)	          (59)	   (0.2)
  Investment banking                       	(18,316)  	(60.5)         	(266)   	(2.4)	          760	     2.6
  Interest                                   	1,602    	17.2	          	(44)	   (1.1)	         (279)	   (3.1)
  Sale of investment company shares         	(2,459)  	(20.3)        	1,392	    39.6	         2,103	    24.3
  Sale of unit investment trusts              	(992)  	(26.6)          	508    	59.5	           609 	   23.3
  Sale of insurance products                  	(175)   	(7.3)          	767   	155.0           	(62)   	(3.7)
  Other                                      	2,360    	38.8          	(749)  	(21.6)	        1,138	    20.0
                                           ---------   -------     ---------   ------      ---------    -----
	                                          $(21,634)	  (18.7)%    	$ 	1,580     	3.5%	     $ 	5,462	     5.1%
                                           =========   =======     =========   ======      =========    =====
Expenses:
  Employee compensation and benefits      	$(11,567)  	(16.0)     	$ 	3,543    	13.7%    	 $ 	4,766     	7.5%
  Commissions and floor brokerage	             (290)	  (12.0)          	(75)  	 (8.1)	           48	     2.0
  Communications and office supplies           	864    	12.0           	345    	12.6	           668	    10.8
  Occupancy and equipment rental             	1,599    	20.5           	150     	4.7	           247 	    3.3
  Promotional                                 	(200)	   (6.5)          	143    	13.1	           719	    32.6
  Interest	                                  	1,340    	27.9	         	(549)  	(23.7)         	(667)  	(12.1)
  Provision for litigation and bad debts    		1,560   	172.0	         	(632)   (57.4)        (2,508)  	(67.0)
  Restructure charge                         	2,672   * N.M.            		0        0              0        0
  Other operating expenses	                  	1,498    	20.8	           	36     	1.1           	(13)   	(0.2)
                                           ---------   -------     ---------   ------      ---------    -----
                                          	$	(2,524)   	(2.4)%    	$ 	2,961     	7.3%  	   $  3,260	     3.3%
                                           =========   =======     =========   ======      =========    =====
* Not meaningful


1994 As Compared to 1993

For 1994, the Company had a net loss of $5.5 million, or $1.29 per primary share, on revenues of $93.9 million. During the twelve-month period ended December 31, 1993, the Company had net income of $6.2 million, or $1.54 per primary share, on $115.6 million in revenues. This $21.6 million (18.7%) decrease in total revenues was the result of the aforementioned general market conditions and the changes in the Company's operations.

Revenues declined from 1993 in every major revenue category except interest income and investment advisory fees. Commissionable revenue (commissions, principal transactions, sale of investment company shares, unit investment trusts, and insurance products) in the aggregate decreased $7.3 million (10.4%) from 1993. This decrease occurred despite significant efforts to upgrade and add to the retail sales force. Every major commissionable product area had decreased revenues from 1993 levels. The taxable fixed income, syndicate, and mutual fund areas were off by 11%, 45%, and 20%, respectively, primarily due to the generally decreased market activity caused by increasing interest rates. Principal transactions, which includes inventory gains and losses as well as commissionable sales credits, was lower in 1994 primarily due to losses in the Company's equity inventories and substantially lower profits in the fixed income inventories. These decreased trading results occurred in traditional products, as the Company does not carry complex derivative products or significant amounts of low-priced equities (penny stocks).

In terms of both amount and percentage, the largest decrease in revenues during 1994 occurred in the investment banking area. Investment banking revenues, which includes managed fixed income and equity underwriting, financial advisory, placement, and mergers and acquisition services, decreased $18.3 million (60.5%) from 1993 levels. Reflecting the historical cyclicality and volatility of the securities markets, the investment banking area of the Company had one of its worst years in 1994 following its best year ever in 1993. This trend was generally consistent industry-wide.

The most significant reason for the Company's decrease in this area was the sharp fall-off in business in the municipal finance sector. 1993 saw a record level of activity as municipal issuers took advantage of low and declining interest rates to refinance and restructure outstanding issues and issue new debt. 1994 saw a reversal of that interest rate trend which eliminated the benefits of refundings that were unable to be accomplished earlier and made new issuances more costly.

In addition to the significantly less favorable conditions in the industry generally, the Company suffered additional decreases in business because of the activities related to its Oklahoma City-based municipal finance operation. Historically, the Company has been a major underwriter of Oklahoma municipal issues. In 1994, in addition to the generally lower issuances of municipal debt, the Company's revenue generation from Oklahoma issues decreased substantially in part because of negative publicity relating to the SEC's investigation of the Company's involvement in transactions in certain Oklahoma municipal securities. This investigation, which began in 1993 and continued throughout 1994, has not resulted in any actions against the Company, but has been widely publicized, which has significantly impaired the ability of the Company to generate investment banking revenues from its Oklahoma operations and was a significant factor in the Company's decision to pursue the sale of both its retail and investment banking businesses in Oklahoma.

Although affected somewhat by the negative publicity from Oklahoma, it is encouraging to note that the St. Louis-based municipal investment banking group performed better than the industry, generally, in 1994. Whereas industry sources reported a 44% decline in municipal issuances in 1994, the St. Louis-based group's revenues were off only 11%.

Interest income increased $1.6 million (17.2%), and net interest (interest income less interest expense) increased $261,000. The revenue increase is due to two factors: higher average customer borrowings and higher interest rates charged to customers resulting from the increases caused by the Federal Reserve's interest rate hikes. Because of the generally corresponding rise in both rates charged to customers and the Company's borrowing rates, the net interest retention percentage decreased from 48.5% in 1993 to 43.7% in 1994.

Other revenues, which consists primarily of investment advisory fees and account service fees, increased $2.4 million (38.8%). The most significant component of this increase was from investment advisory fees. On December 28, 1993, the Company acquired Todd Investment Advisors, Inc. ("Todd"), an asset management company located in Louisville, Kentucky. During 1994, Todd's fees added $1.7 million to the Company's investment advisory business.

Total expenses decreased $2,524,000  (2.4%), from $105,671,000 to
$103,147,000. While employee compensation and benefits, a major component of total expenses, decreased significantly, almost all other expense categories increased. In addition, the Company charged to expenses $2,672,000 in the fourth quarter related to a restructuring and downsizing plan approved by the Parent Company's Board of Directors (see
Note P of Notes to Consolidated Financial Statements filed herein).
Employee compensation and benefits decreased $11,567,000 (16%) from $72,219,000 to $60,652,000, largely as a result of decreased variable compensation which decreased $14,770,000 (29.2%) from $50,506,000 to $35,736,000 as a direct result of decreased commissionable revenue and profitability. The decrease was partially offset by an increase in salaries and benefits which increased $3,997,000 (18.2%) from $21,813,000 to $25,810,000 as a result of the additional home office revenue support staff and the opening of new branch locations. The additions were made to facilitate revenue growth and to continue the firm's efforts to expand its retail branch system and to increase administrative expertise in key areas.

Commission and floor brokerage decreased $290,000 (12%) from $2,410,000 to $2,120,000 as a result of decreased commissionable revenue.

Communication and supplies and occupancy and equipment rental increased $864,000 (12%) from $7,181,000 to $8,045,000 and $1,599,000 (21%) from
$7,798,000 to $9,397,000, respectively, as a direct result of 13 additional branch offices opened in 1994.

Travel and promotion decreased $200,000 (6.5%) from $3,068,000 to $2,868,000 as a result of the decreased general business environment.

Interest expense increased $1,340,000 (27.9%) from $4,798,000 to $6,138,000 as a result of the Company's increased borrowing rates. The Company's short-term borrowings bore interest at a weighted average of 6.81% at December 31, 1994, compared to a weighted average of 3.79% at December 31, 1993.

Other expenses increased $1,498,000 (20.5%) from $7,290,000 to $8,788,000 largely as a result of the increase in professional fees which increased $1,407,000 primarily as a result of the ongoing SEC investigation into certain municipal bond issues managed by the Oklahoma City-based public finance department (see Note H of Notes to Consolidated Financial Statements filed herein).

Provision for litigation and bad debt increased $1,560,000 largely as a result of reserving for doubtful collection of employee notes receivable and advances of $2,467,000 (see Note M of Notes to Consolidated Financial Statements filed herein).

In the fourth quarter, the Company charged to expenses $2,672,000 for restructuring and downsizing unprofitable and potentially unprofitable areas of the firm. Included in the costs are $1,400,000 net lease commitments for 31 closed and reduced office locations; $875,000 for approximately 70 terminated employees' severance and extended benefits, and reserve for uncollectable notes receivable; $206,000 for leasehold improvements related to closed offices; and $191,000 for contractual commitments. The plan of restructuring and downsizing is expected to be substantially completed during the first quarter of 1995.

Five Months Ended December 31, 1993 Compared With Five Months Ended December 31, 1992

Results of operations for the five-month transition period ended December 31, 1993, compared to the same five-month period of the previous year reflected favorable market conditions experienced by the industry as total revenues increased slightly to $46,455,000 from $44,875,000, a modest 3.5% increase over a strong five-month period of the previous year. Total expenses, however, were up 7.3% or $2,961,000 to $43,395,000 from $40,434,000 reflecting the costs associated with management's commitment to growth and the pursuit of other sources of revenues to mitigate market downturns. Accordingly, net income after tax decreased $807,000 (30%) to $1,915,000 from $2,722,000 for the five-month transition period compared to the previous year's five-month period.

Commissionable revenue (commissions, principal transactions, sales of investment company shares, unit investment trusts, and insurance products) for the five-month transition period ended December 31, 1993, increased $2,639,000 (10%) to $28,793,000 from $26,154,000 as a result of favorable markets for equity products, mutual funds, life insurance, and annuity products. The increase also resulted from an increase in the number of experienced full-time Investment Executives, which increased to 375 at December 31, 1993 from 355 at December 31, 1992.

Sale of investment company shares (mutual funds) increased 40% to $4,906,000 from $3,514,000 in 1992's five-month period as a result of the continued demand for this product as retail investors sought alternatives to low interest-bearing depository products offered by banking institutions. The increase was also reflective of the continued demand for these products industry-wide.

Principal transactions decreased 17% to $9,313,000 from $11,282,000 primarily as a result of a decrease in sales of taxable fixed income products, principally mortgage-backed securities, which were made less attractive because of low coupon rates.

Sales of insurance products increased 155% to $1,263,000 from $496,000 from the previous five-month period largely as a result of the increased demand for annuity and life insurance products precipitated by the 1993 tax law changes.

Sales of unit investment trusts increased 59% to $1,362,000 from $854,000 in the same period of the previous year largely as a result of management's continued emphasis to provide proprietary offerings and the retail investor's continued demand for this product.

Other revenues decreased 22% to $2,720,000 from $3,469,000 in the previous year largely as a result of the recognition of a one-time gain of $850,000 on the sale of a partnership investment in November 1992.

Investment Banking revenue decreased $266,000 (2.4%) from the comparable five-month period in 1992. Indications are that the public finance portion of Investment Banking, which was the most significant portion of investment banking and which experienced excellent business conditions over the past two years, may not reach levels achieved historically in future periods.

Total expenses increased largely as a result of the increase in employee compensation and benefits which increased $3,543,000 (13.7%) to $29,421,000 from $25,878,000. The variable portion of compensation and benefits increased $2,100,000 to $16,300,000 from $14,200,000 as a result of an increase in commissionable revenues and bonuses paid for production and profitability of certain functions.

Salaries and the other fixed portions of compensation and benefits increased $1,400,000 (17%) to $9,500,000 from $8,100,000 as a result of annual salary adjustments (approximately 6% firm-wide), increases in the number of branch offices, an increase in the number of Investment Executive trainees whose salaries are fixed during their training period, and an increase in the number of professional staff in key areas of revenue production and direct support such as investment banking, trading, and research. In addition, staff was added to bolster the firm's focus on developing alternative sources of revenues.

Communication and supplies, rent and depreciation, and travel and promotion, increased $345,000 to $3,090,000 from $2,745,000, $150,000 to
$3,333,000 from $3,183,000 and $143,000 to $1,231,000 from $1,088,000, respectively, as a result of the increase in the number of branch offices opened during the period. The Company added 4 offices over the previous year's total.

Interest expense decreased $549,000 to $1,763,000 from $2,312,000 as a result of more favorable borrowing rates.

Provision for bad debt and litigation decreased $632,000 to $473,000 from $1,105,000 due largely to a decrease in the amount of settlements paid for claims by customers which decreased $600,000 to $600,000 from $1,200,000.

Fiscal Year 1993 Compared with Fiscal Year 1992

Fiscal 1993 results reflected the continued momentum gained in fiscal 1992 as again both total revenues and profitability were record amounts. Total revenues increased 5.1 percent to $113,471,000 from the previous year's record high of $108,009,000. Net income rose $685,000 from $6,353,000 in fiscal 1992, which included an extraordinary credit of $648,000 from utilization of a tax loss carryforward, to $7,038,000 in fiscal 1993.

Commissionable revenue (commissions, principal transactions, sales of investment company shares, unit investment trusts, and insurance products) contributed $3,843,000 or 70 percent of the total revenue increase. The increase resulted from growth in the number of experienced full-time Investment Executives, which increased from 330 in fiscal 1992 to 349 in fiscal 1993, as well as an increase in average productivity per Investment Executive.

Sale of investment company shares (mutual funds), up $2,103,000 from fiscal 1992 sales of $8,638,000 to $10,741,000 for fiscal 1993, contributed 38 percent of the overall increase in revenues. The increase resulted from private investors seeking alternatives to low interest-bearing depository products offered by banking institutions. The
Company's increase in sales of investment company shares was also reflective of an industry-wide increase.

Sale of unit investment trusts increased $609,000 from $2,611,000 in fiscal 1992 to $3,220,000 in fiscal 1993 as a result of the Company's emphasis on developing proprietary offerings and generally increased demand from retail investors for this type of product.

Investment banking revenues increased only slightly from a very strong $29,791,000 in fiscal 1992 to $30,551,000 in fiscal 1993 due to sustained activity in the new issue market and continued low interest rates which contributed significantly to the number of refundings by municipalities. During fiscal 1993, the Company managed or co-managed 90 offerings. This number remained relatively unchanged from fiscal 1992 levels.

Gross interest revenue declined $279,000 from $9,130,000 in fiscal 1992 to $8,851,000 in fiscal 1993, primarily as a result of declining interest rates. However, more efficient financing resulted in lower interest expense, which declined $667,000 from $5,505,000 in 1992 to $4,838,000 in fiscal 1993.  This resulted in net interest retention of $4,013,000 or
45.3 percent, up from the fiscal 1992 interest retention of $3,625,000 or
39.7 percent.

Other revenue increased $1,138,000 to $6,837,000 largely as a result of a one-time gain of $850,000 on the sale of an investment by a non-broker/dealer subsidiary of the Company. Other revenue also consisted of investment advisory fees and account servicing fees, both of which rose slightly in fiscal 1993.

Total expenses rose $3,260,000 in fiscal 1993 to $102,201,000 or 3.3 percent over the fiscal 1992 amount of $98,941,000. Employee compensation and benefits increased $4,766,000 or 7.5 percent from $63,891,000 in fiscal 1992 to $68,657,000 in fiscal 1993. Compensation and benefits is comprised of both variable and fixed components. The variable portion fluctuates with revenue production and profitability. Variable compensation increased 4.4 percent from $46,123,000 in fiscal 1992 to $48,160,000 in fiscal 1993. The fixed portion of compensation (primarily salary) increased $2,087,000 from $13,318,000 in fiscal 1992 to $15,405,000 in fiscal 1993. This increase resulted from annual salary adjustments and the addition of 19 full-time and 15 part-time branch support staff from the opening of 7 new branch offices, an increase of 14 Investment Executive trainees whose wages are fixed during their training period, and the addition of 11 professional staff in key areas of revenue production and support such as investment banking, research, and trading.

Communications and supplies, occupancy and equipment, and travel and promotion increased $668,000, $247,000, and $719,000, respectively, in fiscal 1993. These increases were directly related to management's decision to continue to expand the retail brokerage area through new office openings and in increased promotional and advertising costs associated with the office openings.

Provision for litigation and bad debts continued its downward trend, decreasing $2,508,000 from $3,745,000 in fiscal 1992 to $1,237,000 in fiscal 1993. The decrease resulted from continued efforts to strengthen risk management controls.

Other expenses remained relatively unchanged from $7,588,000 in fiscal 1992 to $7,575,000 in fiscal 1993.

Liquidity and Capital Resources

The Company's assets are highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, customer credit balances, short-term bank loans, proceeds from securities lending, long-term notes payable, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements.

During the year ended December 31, 1994, cash and cash equivalents increased $383,000. Cash provided by operating activities of $75,357,000 was primarily due to decreases in operating receivables of $8,926,000 due to decreased borrowing by customers, a decrease in securities owned of $63,191,000 due to the firm's decision to decrease its normal inventory balances, and an increase in operating payables of $9,918,000 due to timing differences of transactions. These increases in cash from operating activities were offset by increases in notes receivables from officers and employees of $5,427,000 resulting from the firm's recruiting of Investment Executives and other employees.

The increase in cash provided by operating activities was used primarily for repayments of short-term borrowings which decreased $71,300,000, purchase of treasury shares of $1,417,000, and payment of cash dividends of $356,000.

During the year, Stifel, Nicolaus obtained a revolving subordinated note agreement in the amount of $5,500,000. The note will be used to finance underwritings should the need arise. At December 31, 1994, Stifel, Nicolaus had an advance of $50,000 against this revolving subordinated note.

The proposed sale of assets of the Oklahoma City-based operations along with the plan of restructuring should not have a negative impact on the Company's liquidity or capital resources (see Notes P and Q of the Notes to Consolidated Financial Statements).

The Company intends to vigorously pursue collection of receivables from Investment Executives and other employees who have terminated their employment with the Company. The Company does not anticipate that this action will adversely effect liquidity or capital resources (see Note M of the Notes to Consolidated Financial Statements).

The Company is presently being investigated by the SEC relating to its involvement in certain Oklahoma municipal securities issues (see Note H of the Notes to Consolidated Financial Statements). At this time, no action or claim has been asserted against the Company. However, management, based on discussions with legal counsel, is of the opinion that claims asserted, if any, related to this investigation would have no material adverse effect on the Company's liquidity or capital resources.

Management believes that funds from operations and available informal short-term credit arrangements of $140,350,000 at December 31, 1994 and the available revolving subordinated debt of $5,450,000 at December 31, 1994 will provide sufficient resources to meet its present and anticipated financial needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker/dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements (see Note E of the Notes to Consolidated Financial Statements). At December 31, 1994, Stifel, Nicolaus had net capital of approximately $12,673,000, which exceeded the minimum net capital requirements by approximately $9,696,000.

Inflation

The Company's assets are primarily monetary, consisting of cash, securities inventory, and receivables. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of the Company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of its services.

Recent Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in the five-month transition period ended December 31, 1993. The standard requires, among other provisions, that companies adjust their deferred tax asset or liability to reflect current rates and recognize the effect of the change in operations. The adoption of this new standard did not have a material impact on the Company's consolidated financial statements.

The Company deals in listed options and other products such as collateralized mortgage obligations which derive their values from the price of some other security or index. The Company does not deal in complex derivative financial instruments, such as futures, forwards, and swaps, and therefore has no disclosure requirements in accordance with the Financial Accounting Standard Board's Statement 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments".

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
(a) Financial Statements



                 REPORT OF INDEPENDENT ACCOUNTANTS




Stockholders and Board of Directors
Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1994, the five-month transition period ended December 31, 1993, and each of the two years in the period ended July 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the year ended December 31, 1994, the five-month transition period ended December 31, 1993, and each of the two years in the period ended July 30, 1993, in conformity with generally accepted accounting principles.


                                            /s/ Coopers & Lybrand, L.L.P.

St. Louis, Missouri
February 24, 1995

                          Stifel Financial Corp. and Subsidiaries
                       CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(In thousands)                                      	December 31, 1994   	December 31, 1993
-------------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                   	$  	6,925           	$  	6,542
                                                             ---------            ---------
Cash segregated for the exclusive benefit	of customers          	1,316  	             1,262
			                                                          ---------            ---------
Receivable from brokers and dealers:
	Securities failed to deliver                                   	3,105	               4,804
	Deposits paid for securities borrowed                    	      3,530	               6,150
	Settlement balances with clearing organizations	               15,198	               6,331
                                                             ---------            ---------
                                                              		21,833	              17,285
                                                             ---------            ---------
Receivable from customers, less allowance for doubtful
 accounts of $1,071 and $1,435, respectively                  	139,899 	            153,373
			                                                          ---------            ---------
Securities owned at market value:
	U.S. Government obligations                                    	4,642      	         9,630
	State and municipal obligations                               	13,231	              67,404
	Corporate obligations                                          	3,240	               4,320
	Corporate stocks	                                               2,206	               5,156
                                                             ---------            ---------
                                                           					23,319          	    86,510
                                                             ---------            ---------
Membership in exchanges, at cost (approximate market
 value: $1,655 and $1,514, respectively)	                          513                 	513
Office equipment and leasehold improvements, at cost
 (less allowances for depreciation and amortization
 of $13,518 and $12,973, respectively)                          	4,779	               4,760
Goodwill, net of accumulated amortization
	of $574 and $1,291, respectively                               	4,290	               4,591
Notes and non-securities receivable from employees,
 net of allowance for doubtful receivables of $2,561
 and $0, respectively                                           	5,620	               2,754
Current income tax receivable	                          	        1,515		                449
Deferred tax asset	                                  	           4,638		              2,903
Miscellaneous other assets	                                      7,561	               7,626
                                                             ---------            ---------
TOTAL ASSETS                                                	$	222,208      	     $	288,568
                                                             =========            =========



                          Stifel Financial Corp. and Subsidiaries
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (Continued)
(In thousands except share amounts)                  December 31, 1994	   December 31, 1993
-------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Short-term borrowings from banks	                            $ 	65,650	           $ 136,950
                                                             ---------            ---------
Payable to brokers and dealers:
	Securities failed to receive                                   	2,991 	              3,319
	Deposits received from securities loaned	                      43,405	              21,204
                                                             ---------            ---------
                                                               	46,396	              24,523
                                                             ---------            ---------
Payable to customers, including free credit balances
 of $15,601 and $21,588, respectively                          	24,369           	   36,324
Market value of securities sold, but not yet purchased	          4,252	               3,907
Drafts payable		                                                14,576	              14,376
Accrued employee compensation	                                   9,110	               9,399
Obligation under capital leases	                                 1,029	                 931
Accounts payable and accrued expenses	                          11,030	              10,029
Long-term debt  	                                               11,520 	             11,520
Subordinated note	                                                  50            	     - -
                                                             ---------            ---------
     Total Liabilities	                                        187,982             	247,959
                                                             ---------            ---------
Commitments and Contingencies (Note D, Note H, and Note I)
Stockholders' equity:
 Preferred Stock -- $1 par value; authorized
  3,000,000 shares; none issued
 Common stock -- $.15 par value; authorized
  10,000,000 shares;  issued 4,324,951 and	4,119,239
  shares, respectively; outstanding  4,085,615 and
	 3,968,786 shares, respectively	                                  649       	          617
 Additional paid-in capital	                                    18,491	              17,269
 Retained earnings	                                             17,016	              24,162
                                                             ---------            ---------
                                                             			36,156	              42,048
                                                             ---------            ---------
 Less:
	 Treasury stock, at cost 239,336 and 150,453 shares,
   respectively                                                 	1,732	               1,240
	 Unamortized expense of restricted stock awards	                  198	                 199
                                                             ---------            ---------
     Total Stockholders' Equity	                                34,226	              40,609
                                                             ---------            ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  	$	222,208	           $	288,568
                                                             =========            =========

See Notes to Consolidated Financial Statements


                                         Stifel Financial Corp. and Subsidiaries
                                          CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                   Five-Month
                                                   Year        Transition Period      Fiscal Year        Fiscal Year
                                                   Ended              Ended          Ended July 30,     Ended July 31,
(In thousands, except per share amounts)     December 31, 1994   December 31, 1993        1993               1992
--------------------------------------------------------------------------------------------------------------------
Revenues
Commissions                                     	$  25,407         	$  11,949         	$  26,456         	$  25,204
Principal transactions  	                           22,567             	9,313	            25,201	            25,260
Investment banking                                 	11,969	            10,885	            30,551	            29,791
Interest                                           	10,918	             4,057	             8,851	             9,130
Sale of Investment company shares                   	9,674	             4,906	            10,741	             8,638
Sale of Unit investment trusts                      	2,736	             1,362	             3,220	             2,611
Sale of Insurance products                          	2,207	             1,263	             1,614	             1,676
Other                                             	  8,448	             2,720	             6,837	             5,699
                                                 ---------          ---------          ---------          ---------
                                                   	93,926            	46,455	           113,471     	      108,009
Expenses
Employee compensation & benefits                   	60,652	            29,421	            68,657	            63,891
Commissions & floor brokerage                       	2,120	               845	             2,485   	          2,437
Communications and office supplies                  	8,045	             3,090	             6,836 	            6,168
Occupancy & equipment rental                        	9,397	             3,333	             7,648	             7,401
Promotional                                         	2,868	             1,231	             2,925	             2,206
Interest                                            	6,138	             1,763	             4,838	             5,505
Provision for litigation and bad debts              	2,467	               473	             1,237              3,745
Restructuring charge                                	2,672	               - -                - -                - -
Other operating expenses	                            8,788	             3,239	             7,575	             7,588
                                                 ---------          ---------          ---------          ---------
                                                  	103,147            	43,395  	         102,201  	          98,941
Income (loss) before income taxes and
 extraordinary credit                              	(9,221)	            3,060	            11,270	             9,068
Provision (Benefit) for Income Taxes
	Current  	                                         (1,983)	            1,352	             4,223	             2,918
	Deferred	                                          (1,735)	             (207)	                9	               445
                                                 ---------          ---------          ---------          ---------
                                                    (3,718)            	1,145	             4,232	             3,363
Income (loss) before extraordinary credit	          (5,503)	            1,915	             7,038	             5,705
Extraordinary Credit -- tax benefit from
 utilization of net operating loss carryforward       	- -	               - -	               - -	               648
                                                 ---------          ---------          ---------          ---------
Net income (loss)   	                            $  (5,503)	        $   1,915	         $   7,038         	$   6,353
                                                 =========          =========          =========          =========
Earnings (Loss) Per Common Share and
 Share Equivalents:
Before extraordinary credit:
   Primary earnings (loss) per share	            $   (1.29)        	$    0.44	         $    1.68	         $    1.43
   Fully diluted earnings (loss) per share	      $   (1.29)	        $    0.39	         $    1.40	         $    1.22
Extraordinary credit:
   Primary earnings per share                         	- -               	- -	               - -	         $    0.16
   Fully diluted earnings per share	                   - -	               - -	               - -	         $    0.12
Net income (loss) per share:
   Primary earnings (loss) per share	            $   (1.29)        	$    0.44	         $    1.68 	        $    1.59
   Fully diluted earnings (loss) per share	      $   (1.29)	        $    0.39	         $    1.40	         $    1.34
See Notes to Consolidated Financial Statements

                                   Stifel Financial Corp. and Subsidiaries
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                  Five-Month
                                                  Year         Transition Period   Fiscal Year         Fiscal Year
                                                  Ended              Ended        Ended July 30,      Ended July 31,
(In thousands)                              December 31, 1994  December 31, 1993       1993                1992
---------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
	(Loss) income before extraordinary credit    	$  (5,503)	        $  	1,915         	$  	7,038 	        $  	5,705
	Utilization of net operating loss
 	 carryforward	                                     - -	               - -	               - -	               648
                                               ---------          ---------          ---------          ---------
Net (loss) income                              	  (5,503)            	1,915	             7,038	             6,353

Non-cash items included in earnings:
	 Depreciation and amortization                   	2,572	               880	             2,020 	            1,991
  Provision for litigation and bad debt           	2,467	               473	             1,237 	            3,745
  Unrealized (gain) loss on investments             	(96)	              - -	               440	               371
	 Bonus notes amortization                        	1,134	               321	               600	               763
  Deferred compensation                             	538	               202	               429	               387
  Amortization of restricted stock
    awards and stock benefits                       	107	                65	               177	               181
  Deferred tax benefit                           	(1,735)	             (207)	                9	               445
  Restructuring charge	                            2,672	               - -	               - -	               - -
                                               ---------          ---------          ---------          ---------
                                                			2,156	             3,649	            11,950	            14,236

Gain on sale of memberships in exchanges            	- -              	(179)	              - -	               - -
Decrease (increase) in operating
  receivables:
  Customers	                                      13,474           	(36,058)	          (11,047)	          (34,335)
	 Brokers and dealers                            	(4,548)           	(3,063)	            4,997    	       (13,806)
(Decrease) increase in operating
  payables:
  Customers	                                     (11,955)	            8,158	             4,722	             2,512
  Brokers and dealers	                            21,873	            (9,607)	            7,899	            20,654
(Increase) decrease  in assets:
  Cash & U.S. Government securities
    segregated for the exclusive
    benefit of customers                            	(54)               	(2)	            1,993	               479
  Securities owned	                               63,191	           (48,489)	              898      	     (17,208)
  Notes receivable from officers and
    employees                                    	(5,427)             	(788)	           (1,148) 	          (1,611)
  Miscellaneous other assets	                     (1,779)	             (497)	             (768)	             (648)
Increase (decrease) in liabilities:
  Securities sold, not yet purchased	                345            	(2,542)	            3,105	              (209)
	 Drafts payable, accounts payable
	   and accrued expenses, and
	   employee compensation	                        (1,919)	           (5,568)	            4,127	             4,219
                                               ---------          ---------          ---------          ---------
Cash Provided By (Used For)
	 Operating Activities	                        $ 	75,357	         $	(94,986)	        $ 	26,728	         $	(25,717)
                                               ---------          ----------         ---------          ----------

                                        Stifel Financial Corp. and Subsidiaries
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                                                   Five-Month
                                                  Year          Transition Period   Fiscal Year         Fiscal Year
                                                  Ended               Ended        Ended July 30,      Ended July 31,
(In thousands)                              December 31, 1994   December 31, 1993       1993                1992
---------------------------------------------------------------------------------------------------------------------
Cash Provided By (Used For) Operating
  Activities -- From Previous Page	            $ 	75,357	         $	(94,986)	        $  26,728	         $ (25,717)
Cash Flows From Financing Activities
 	Net proceeds (payments) for
 	  short-term borrowings from banks            	(71,300)	           97,275	           (22,375)	           30,750
	 Proceeds from:
	   Employee stock purchase plan	                    613	               628	               378	               347
	   Exercised stock options	                          81	               111	               268	                61
	   Subordinated borrowings	                          50	               - -	               - -	               - -
	   Dividend reinvestment plan	                        1	               - -	               - -  	             - -
	 Payments for:
	   Purchase of stock for treasury 	              (1,417)           	(1,329)	             (302) 	             (85)
	   Restricted stock awards	                         - -	               (34)	              (81)	              (38)
	   Principal payments under capital
	     lease obligation                             	(710)             	(264)	             (591) 	            (583)
	   Cash Dividends	                                 (356)	             (218)	             (561)	              - -
                                               ---------          ---------          ---------          ---------
Cash Provided By (Used For)
	   Financing Activities	                        (73,038)           	96,169	           (23,264)	           30,452

Cash Flows From Investing Activities
 	Proceeds from:
	   Sale of office equipment and
      leasehold improvements	                         24	                23	                16	                 8
    Sale of investments	                              32	               509	             1,103	               - -
    Sale of memberships in exchanges	                - -	               840	               - -	               - -
 	Payments for:
	   Acquisition of office equipment,
	     leasehold improvements and a building      	(1,734)             	(752)           	(1,634)	           (1,511)
    Acquisition of investments                     	(258)            	 (250)	           (1,021)              (494)
    Acquisition of subsidiary	                       - -	            (1,981)	              - - 	              - -
	                                              ---------          ---------          ---------          ---------
Cash Used For Investing Activities               	(1,936)	           (1,611)	           (1,536)	           (1,997)
		                                             ---------          ---------          ---------          ---------
Increase (decrease) in cash & cash
	 equivalents	                                       383              	(428)	            1,928	             2,738
Cash and cash equivalents --
	 beginning of year	                               6,542	             6,970	             5,042	             2,304
                                               ---------          ---------          ---------          ---------
Cash And Cash Equivalents --
  end of period	                               $  	6,925	         $   6,542	         $   6,970	         $   5,042
                                               =========          =========          =========          =========

                                        Stifel Financial Corp. and Subsidiaries
                                   CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                                                   Five-Month
                                                  Year          Transition Period   Fiscal Year         Fiscal Year
                                                  Ended               Ended        Ended July 30,      Ended July 31,
                                            December 31, 1994   December 31, 1993       1993                1992
---------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow
 Information
	 Interest payments                           	$  	5,897	         $    	984	         $  	4,424	         $  	3,642
	 Income tax payments 	                        $	    118	         $	  2,080	         $  	6,619	         $	  5,426
Schedule of Non-cash Investing and Financing
 Activities
	 Assumption of debt for acquisition of Todd	  $	    - -	         $	  1,520	         $ 	   - -	         $	    - -
	 Fixed assets acquired under capital lease	   $	    808	         $	    257	         $	    - -	         $   1,063
	 Stock dividends distributed	                 $	  1,287	         $	    - -	         $	  2,009	         $	  1,424

See Notes to Consolidated Financial Statements



                                 Stifel Financial Corp. and Subsidiaries
                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                                                             		      Unamortized
				                                                     Additional		                               	Expense of
		                                      Common Stock     	Paid-In    	Retained	   Treasury Stock   	 Restricted
(In thousands, except share amounts)	  Shares  	Amount   	Capital    	Earnings	   Shares  	Amount  	Stock Awards  	Total
--------------------------------------------------------------------------------------------------------------------------
Balance at July 26, 1991            	3,736,611   $560     $13,663     $13,066	  (386,887)  $(2,261)	   $(289)     $24,739
Purchase of treasury shares		                                            		     	(13,350)     	(85)                  	(85)
Employee benefit plans		                                     	(24)    		          64,576	      415		                  391
Stock options exercised			                                      5		                9,935	       57	 	                  62
Amortization of restricted
 stock awards							                                                                                     137	         137
Net income for the year				                                             6,353				                                   6,353
5% stock dividend	                     186,704	    27	      1,324     	(1,351)	  (16,286)			                            0
------------------------------------ ---------- --------- ----------- --------- ---------- ----------- ---------- --------
Balance at July 31, 1992	            3,923,315   	587	     14,968	     18,068	  (342,012) 	 (1,874)    	(152)	     31,597
Cash dividends -- common
 stock ($.15 per share)				                                              (561)	                                      (561)
Purchase of treasury shares					                                                 (41,468)	    (302)	                 (302)
Employee benefit plans			                                      53		              132,201	      725		                  778
Stock options exercised			                                     (2)		              47,019	      270		                  268
Restricted stock awards granted			                             17		               21,000	      115  	   (132) 	         0
Amortization of restricted
 stock awards				                              			                                                       177	         177
Net income for the year				                                             7,038				                                   7,038
5% stock dividend	                     196,033	    30      	2,052     	(2,082)	   (9,163)			                            0
------------------------------------ ---------- --------- ----------- --------- ---------- ----------- ---------- --------
Balance at July 30, 1993	            4,119,348   	617	     17,088 	    22,463	  (192,423)	  (1,066)	    (107)	     38,995
5% stock dividend - fractional
 shares	                                  (109)	              	(1) 	       (1)				                                     (2)
Cash dividends -- common
 stock ($.055 per share)			                                             	(215)			 	                                  (215)
Purchase of treasury shares					                                                (137,771) 	 (1,329)		              (1,329)
Employee benefit plans			                                     163	    	          144,416	      907		                1,070
Stock options exercised			                                    (17)		              19,050	      128		                  111
Restricted stock awards granted			                             21		               12,600	      100	     (122)	         (1)
Amortization of restricted
 stock awards							                                                                                      30	          30
Net income for the period				                                           1,915				                                   1,915
Stock bonuses issued			                                        15		                3,675	       20		                   35
------------------------------------ ---------- --------- ---------- ---------- ---------- ----------- ---------- --------
Balance at December 31, 1993         4,119,239   	617     	17,269     	24,162  	(150,453)  	(1,240) 	   (199) 	    40,609
Cash dividends - common
 stock ($.09 per share)				                                              (356)				                                   (356)
Purchase of treasury shares					                                                (188,964) 	 (1,417)		              (1,417)
Employee benefit plans			                                      88		               72,883	      614		                  702
Stock options exercised			                                    (34)		              13,884 	     115		                   81
Restricted stock awards granted			                            (87)		              24,500	      194	     (107)	          0
Amortization of restricted
 stock awards							                                                                                     108	         108
Stock benefits					                                                                   60	        1		                    1
Dividend reinvestment					                                                           151 	       1 		                   1
Net income for the year				                                            (5,503)				                                 (5,503)
5% stock dividend	                     205,712    	32      	1,255     	(1,287)  	(11,397) 	      0		       0
------------------------------------ ---------- --------- ---------- ---------- ---------- ----------- ---------- -------
Balance at December 31, 1994	        4,324,951  	$649    	$18,491    	$17,016	  (239,336) 	$(1,732)    $(198)	    $34,226

See Notes to Consolidated Financial Statement

Stifel Financial Corp. and Subsidiaries
Notes To Consolidated Financial Statements

Note A -- Accounting and Reporting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Stifel Financial Corp. (the "Parent") and its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel,
Nicolaus"), collectively referred to as (the "Company"). Stifel, Nicolaus is a broker dealer registered under the Securities Exchange Act of 1934. Intercompany balances and transactions have been eliminated in consolidation.

Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

In 1993, the Company changed its fiscal year-end to a calendar year-end. Accordingly, results of operations for the transition period cover a five-month period (22 weeks). Previously, the Company's full fiscal year was the 52- or 53-week period ending the last Friday in July. The year ended July 30, 1993 contained 52 weeks, and the year ended July 31, 1992 contained 53 weeks.

For purposes of presenting the consolidated statements of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments with maturities of 90 days or less other than those held for sale in the ordinary course of business.

Security Transactions

Security transactions are recorded on a trade date basis.

Trading securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are reflected in operations. Securities held for investment, which are included in other assets, are carried at the lower of historical cost or market for the Parent. Investment securities of the subsidiaries are carried at market value or fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Securities accounts of officers and directors are included in amounts receivable from and payable to customers, since they are subject to the normal terms and regulations as to payment and, in the aggregate, are not significant.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities inventory and securities sold but not yet purchased are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and
their carrying values approximate market value.   The Company has
estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1994, the estimated fair value of the notes was $12,368,000.

Income Taxes

During the transition period ended December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This standard required a change from the "deferred method of accounting for income taxes" to the "asset and liability" method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and their respective tax bases using enacted tax rates in effect in the years in which the differences are expected to reverse. The cumulative effect of this change in accounting for income taxes was not material to the consolidated financial statements.

Other

Investment banking revenue is recorded as follows: management fees on offering date, selling concessions on trade date, underwriting fees upon completion of the underwriting, and other investment banking revenue upon the completion of the service.

Amortization of capital leases is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of office equipment is computed on a straight-line basis for equipment purchased prior to January 1, 1994 and an accelerated method for equipment purchased thereafter.

Goodwill recognized in business combinations accounted for as purchases is being amortized over 15 to 40 years on a straight-line basis.

Earnings (loss) per share of common stock is based upon the weighted average number of common shares and share equivalents outstanding during the periods. Common share equivalents include dilutive stock options under the treasury stock method (see Note G) and dilutive shares from Senior Convertible Notes under the if converted method (see Note J).

Note B -- Short-Term  Borrowings From Banks

In the normal course of business, Stifel, Nicolaus borrows from various banks on a demand basis with securities pledged as collateral. Available credit arrangements with banks totaled $206,000,000 at December 31, 1994, of which $140,350,000 was unused. There were no compensating balance requirements under these arrangements. The Company's short-term borrowings bore interest at a weighted average rate of 6.81% and 3.79% at December 31, 1994 and 1993, respectively. Certain short-term borrowings were collateralized by Company-owned securities valued at approximately $29,278,165 on a settlement date basis. Short-term borrowings used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $91,149,060 at December 31, 1994. The value of these customer-owned securities is not reflected in the consolidated statement of financial condition (see Note A).

Note C -- Subordinated Note

Stifel, Nicolaus has a revolving subordinated note agreement in the amount of $5,500,000 which terminates January 31, 1997. The agreement, approved by the New York Stock Exchange, Inc. (the "NYSE"), allows Stifel, Nicolaus to borrow up to this amount and would be available for the computation of adjusted net capital under the Uniform Net Capital Rule of the Securities and Exchange Commission (the "SEC"). To the extent that such notes are required for Stifel, Nicolaus' continued compliance with minimum net capital requirements, they may not be repaid. The rights of the note holders to receive any payment from Stifel, Nicolaus under the terms of the notes are subordinated to the claims of all present and future creditors of Stifel, Nicolaus which arise prior to maturity. Under the terms of the note agreements, Stifel, Nicolaus must meet various financial requirements specified in the agreements.

Stifel, Nicolaus is charged an annual commitment fee in an amount equal to 1/2 of 1% of the average daily balance of the unused portion of the amount available under the agreement. Such fee is payable quarterly. During the year, Stifel, Nicolaus charged to operations $19,000 for this fee.

At December 31, 1994, Stifel, Nicolaus had an advance outstanding against the revolving subordinated note agreement of $50,000. Interest on this advance is paid quarterly based upon the prime rate (8.5% at December 31, 1994). Future advances, if any, would be charged interest based on the published "LIBOR" rate in effect during the term the advance is outstanding.


Note D -- Commitments and Contingencies

In the normal course of business, Stifel, Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1994, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation (the "OCC"), Stifel, Nicolaus has on deposit with OCC a standby letter of credit amounting to $1,000,000 and has pledged cash and customer-owned securities with a value of $11,200,257. At December 31, 1994, the letter of credit, cash, and securities satisfied a minimum margin deposit requirement of $10,667,188. In addition, Stifel, Nicolaus has on deposit with National Securities Clearing Corporation a standby letter of credit amounting to $350,000.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, Stifel, Nicolaus is required to maintain a Special Reserve Bank Account for the exclusive benefit of customers ("15c3-3 Accounts"). Deposits to the 15c3-3 Accounts are required in the amount of the excess of total customer-related credits over total customer-related debits, as defined. Withdrawals from these 15c3-3 Accounts may be made to the extent of the excess of the account balance over deposit requirements. At December 31, 1994, no deposit was required; however, Stifel, Nicolaus had cash and qualified securities in the amount of $1,316,419 on deposit in its 15c3-3 Accounts.

The future minimum rental commitments at December 31, 1994 with initial or remaining non-cancelable lease terms in excess of one year for office space and equipment are as follows (see Note M):

    		                                              Operating Leases
                                            ----------------------------------
                                                         Minimum
                                                         Payments     Future
                                                          Under      Minimum
                                Capital      Leases      Related      Rental
Year Ending December 31,        Leases     Commitments   Sublease   Commitment
------------------------        --------   -----------   --------    ----------
1995 	                        $  325,000   $ 4,431,000  $(293,000)  $ 4,138,000
1996                             325,000     4,149,000    (40,000)    4,109,000
1997                             325,000     2,373,000          0     2,373,000
1998                             238,000     1,409,000          0     1,409,000
1999                                  	0     1,099,000          0     1,099,000
Thereafter                             0     2,718,000          0     2,718,000
                              ----------   -----------  ---------   -----------
Minimum Commitments            1,213,000  	$16,179,000  $(333,000)  $15,846,000
 	Less Interest	                 184,000   ===========  =========   ===========
                              ----------
Net Present Value of
  Capital Lease Obligations   $1,029,000
                              ==========


Rental expense for the year ended December 31, 1994, the five-month transition period ended December 31, 1993, the fiscal years ended July 30, 1993, and July 31, 1992, amounted to $4,596,000, $1,685,000, $4,021,000, and $4,047,000, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $1,047,000, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of office equipment and leasehold improvements.

Note E -- Net Capital Requirements and Dividend Restrictions

Stifel, Nicolaus is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the "rule") which requires the maintenance of minimum net capital, as defined. Stifel, Nicolaus has elected to use the alternative method permitted by the rule which requires maintenance of minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

At December 31, 1994, Stifel, Nicolaus had net capital of $12,672,856, which was 8.5 percent of aggregate debit balances and $9,695,888 in excess of minimum required net capital. At December 31, 1994, the net assets of Stifel, Nicolaus were $35,323,892, of which $30,143,455 was restricted as to the payment of dividends. In addition, there are restrictions in the Parent's long-term note agreement on payment of dividends by the Parent to its stockholders based on the amount of the Company's cumulative consolidated net income, as defined. At December 31, 1994, $1,800,000 was available for payment of future dividends under such provisions.

Note F -- Employee Benefit Plans

The Company has a profit sharing plan and an Employee Stock Purchase Plan (the "ESPP") covering qualified employees as defined in the plans. Contributions to the profit sharing plan were based upon a company match of 50% of the employees' first $500 in annual contributions for the year ended December 31, 1994, and the five-month transition period ended December 31, 1993. Contributions prior to the transition period were discretionary. Under the ESPP, the Company contributes 15% of the purchase price of employee stock purchases of the Parent's stock.

The Company also has an Employee Stock Ownership Plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $150,000) to total compensation. At December 31, 1994, the plan held and has allocated 327,348 shares of Stifel Financial Corp. common stock valued at $1,964,088.

The following approximate amounts were charged to operations for the periods indicated:

	                                                           	Fiscal Year Ended
                         Year Ended    Five Months Ended   -------------------
                        December 31,     December 31,      July 30,    July 31,
                           1994             1993             1993        1992
                        ------------   -----------------   --------------------
Employee Stock Purchase  $ 112,500        $  92,000        $  94,000   $  56,000
Profit Sharing Plan        185,000           91,000          442,000     400,000
Employee Stock
  Ownership Plan                             91,000          442,000     400,000

Restricted stock awards were made to certain key employees in fiscal years 1989, 1993, the five-month transition period, and the year ended December 31, 1994. The shares are restricted as to resale over a five-year service period for awards made in 1989 commencing in 1989, a three- to five-year service period for awards made in 1993 commencing in 1993, a three- to five-year service period for awards made in the transition period commencing in the transition period, and a three- to five-year service period for awards made in 1994 commencing in 1994. The restrictions lapse with respect to 20 percent of such shares in fiscal 1991 and 1992 and 30 percent of such shares in fiscal 1993 and the five-month transition period for awards made in 1989. For all other awards, restrictions lapse ratably over the three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to operations for the year ended December 31, 1994, the five-month transition period, and for fiscal years 1993 and 1992, approximately $108,000, $30,000, $177,000, and
$137,000, respectively.

Stifel, Nicolaus also has a deferred compensation plan available to Investment Executives. The amounts charged to operations were approximately $539,000, $202,000, $429,000, and $387,000 for the calendar year 1994, for the five-month transition period, and for fiscal years 1993 and 1992, respectively.

Note G -- Stock Option Plans

Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company may grant options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company may grant options up to an aggregate of 100,000 shares. All options under these plans are granted at market value and expire 10 years from the date of grant. The Company has also granted stock options to external board members under a non-qualified plan. These options were granted at market value and are exercisable one year from date of grant and expire 10 years from date of grant. Activity, adjusted for stock dividends distributed, under all plans for the year ended December 31, 1994, the five-month transition period ended December 31, 1993, and for the two years ended July 30, 1993, respectively, is set forth on the following table. All amounts and prices have been adjusted to reflect the 5 percent stock dividends declared September 9, 1992, September 14, 1993, and January 24, 1995.

                                        Shares Under Option   Option Price Range
--------------------------------------------------------------------------------
Outstanding at July 27, 1991
 (204,465 exercisable)                       	370,766           $4.75 - 11.66
--------------------------------------------------------------------------------
Granted                                       	54,843            4.54 - 5.72
Exercised                                    	(11,501)           5.18 - 5.94
Canceled                                     	(32,082)           5.08 - 11.66
--------------------------------------------------------------------------------
Outstanding at July 31, 1992
 (250,656 exercisable)	                       382,026           	4.54 - 11.66
--------------------------------------------------------------------------------
Granted                                        	6,885 	          5.19 -	6.46
Exercised                                    	(51,840) 	         4.54 -	7.66
Canceled 	                                     (3,866)          	5.18 -	11.66
--------------------------------------------------------------------------------
Outstanding at July 30, 1993
 (301,536 exercisable)	                       333,205 	          4.54 - 9.83
--------------------------------------------------------------------------------
Granted	                                       65,889	           6.46 - 9.40
Exercised 	                                   (20,002)          	5.07 -	6.26
Canceled	                                      (2,076)          	4.54 - 5.19
--------------------------------------------------------------------------------
Outstanding at December 31, 1993
 (300,930 exercisable)	                       377,016	           4.54 - 9.83
--------------------------------------------------------------------------------
Granted                                       	47,939           	5.71 -	7.26
Exercised                                    	(14,579)          	5.08 -	7.61
Canceled	                                     (35,077)	          4.54 -	6.79
--------------------------------------------------------------------------------
Outstanding at December 31, 1994
 (271,542 exercisable)	                       375,299	          $4.54 - 	9.83
--------------------------------------------------------------------------------


All option plans are administered by the Compensation Committee of the Board of Directors of the Parent which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, determine the terms of each option, and cancel, with the consent of an optionee, any option previously granted to such optionee and to grant a new option in place thereof.

Note H -- Legal Proceedings

The Company is a defendant in several lawsuits and arbitrations, some of which claim substantial amounts, including punitive damage claims. While results of litigation cannot be predicted with certainty, management, based on opinions of outside counsel, has provided for actions most likely of adverse disposition and believes that the effects of resolution of all such litigation and arbitration beyond the amounts provided will not have a material adverse affect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period.

The Securities and Exchange Commission is conducting a formal investigation into possible violations of the federal securities laws in connection with certain municipal bond issues managed by the Oklahoma City-based public finance department where the Company was the managing or co-managing underwriter. The Company is cooperating fully with the investigation. At this time, no action or claims have been asserted against the Company. However, management, based on discussions with legal counsel, is of the opinion that claims asserted, if any, related to this investigation would have no material effect on the Company's financial position.

Note I -- Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill its contracted obligations.

A portion of the Company's customer activity involves the sale of securities not yet purchased ("short sales") and the writing of option contracts through margin accounts. Such transactions may expose the Company to significant off-balance-sheet risk in the event collateral is not sufficient to cover losses which customers may incur upon significant market changes.

The Company receives cash representing at least the market value of securities loaned. In the event the other party to these transactions is unable to return the securities loaned, the Company may be exposed to the risk of replacing the securities at prevailing market prices.

The Company pledges customer securities as collateral for bank loans and to satisfy margin deposits of clearing organizations (see Note B and Note
C). In the event such party is unable to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices.

The Company, as a part of its normal brokerage activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to cover such positions. The Company does not engage in proprietary trading of volatile securities such as short options and futures. At December 31, 1994, 32 percent of the value of the Company's short positions consisted of equity securities, and the remainder consisted of debt securities.

The Company controls off-balance-sheet risk by monitoring the market value and marking to market securities on a daily basis and by requiring adjustments of collateral levels in accordance with industry regulations and internal policies. The Company establishes credit limits for margin trading and monitors compliance with the applicable limits on a daily basis. Securities collateralizing customer accounts are held by the Company or held by other depository institutions, principally the Depository Trust Company.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains its cash deposits in various financial institutions, several of which include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note J -- Long-Term  Debt

The Parent has outstanding $10,000,000 aggregate principal amount of its
11.25 percent Senior Convertible Notes due September 1, 1997 through September 1, 2000. The notes are convertible into shares of the Company's $.15 par value common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $7.78 per share. Under certain conditions, the notes are redeemable in whole or in part at the option of the Parent by payment of the principal and the accrued interest on the notes to be redeemed plus a premium of 5.1 percent. The premium decreases approximately one percentage point each September 1, from 1995 to 1999. The Company is required to maintain consolidated tangible net worth (as defined by the note agreement) at an amount not less than $22,000,000 as long as any amount remains unpaid on any of the
11.25 percent Senior Convertible Notes.  (Also see Note E)

The Parent has outstanding $1,520,000 in promissory notes issued for the purchase of Todd Investment Advisors, Inc. The principal of the notes is due on January 2, 1995, and January 2, 1996, in equal installments with interest at 3.83% per annum on each installment of the unpaid balance. Interest charged to operations during the year for these notes was $58,216.

Note K -- Preferred Stock Purchase Rights

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. Each right will entitle the holder to buy 1/100 of a share of a Series A Junior Participating Preferred Stock at an exercise price of $40 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 20 percent or more of the Company's common stock or upon commencement or announcement of intent to make a tender offer for 30 percent or more of the outstanding shares of common stock without prior written consent of the Company. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.05 per right. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase stock of the acquiring company having a market value of twice the exercise price of each right. The rights were issued to shareholders of record at the close of business on July 14, 1987 and expire in July, 1997.

Note L -- Income Taxes

The Company's (benefit) provision for income taxes consists of:

                       	Year Ended  	Five Months Ended		       Year Ended
                       December 31,     December 31,    July 30,       July 31,
                            1994           1993           1993           1992
       Current:
     Federal            $(1,601,000)   $	1,092,000   	$ 3,448,000    $ 2,516,000
     State                 (382,000)       260,000        775,000        402,000
                        -----------    -----------    -----------    -----------
                        $(1,983,000)   $ 1,352,000    $ 4,223,000    $	2,918,000

       Deferred:
     Federal            $(1,401,000)   $  (167,000)   $   (22,000)   $   394,000
     State                 (334,000)       (40,000)        31,000         51,000
                        -----------    -----------    -----------    -----------
                        $(1,735,000)   $  (207,000)   $     9,000    $   445,000
                        -----------    -----------    -----------    -----------
                       	$(3,718,000)   $ 1,145,000    $ 4,232,000    $ 3,363,000
                        ===========    ===========    ===========    ===========

The (benefit) provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes for the following reasons:
                                          Five Months
                            Year Ended	      Ended 	       	   Year Ended
                           December 31,   December 31,    July 30,     July 31,
                                1994           1993         1993         1992
                            ------------  -----------  -----------  -----------
Federal tax computed at
  statutory rates           $(3,135,000)  $ 1,040,000  $ 3,832,000  $ 3,083,000
State income taxes, net
  of Federal income tax
  benefit                     	(450,000)    		145,000     	532,000      299,000
Tax-exempt interest, net
  of related interest
  expense                     	(143,000)      	(7,000)    (237,000)    (246,000)
Other, net                      	10,000       (33,000)     105,000      227,000
                            -----------   -----------  -----------  -----------
  (Benefit) provision
    for income taxes       	$(3,718,000)  $ 1,145,000  $ 4,232,000  $ 3,363,000
                            ===========   ===========  ===========  ===========

The company had a net operating loss carryforward in 1991, which was fully utilized in 1992, resulting in an extraordinary credit of $648,000.

The net deferred tax asset includes the tax effect of the following temporary differences:
                                                  December 31,   December 31,
                                                     1994           1993
          Deferred tax asset
Receivables from customers, principally due
  to allowance for doubtful accounts             $  	417,000   	$  	436,000
Office equipment and leasehold improvements,
  principally book over tax depreciation             784,000        598,000
Deferred Compensation                                669,000        550,000
Deferred Revenue                                     217,000        193,000
Investments, principally due to valuation
  allowance                                        		242,000      		274,000
Provision for litigation and settlements           1,017,000      1,005,000
Receivables from officers and employees,
  principally due to allowance for doubtful
  accounts                                         		997,000          		- -
Accrued Expenses                                     681,000        196,000
Other                                                  9,000         63,000
                                                  ----------     ----------
  Deferred tax asset                               5,033,000      3,315,000
                                                  ----------     ----------
        Deferred tax liability
Intangible assets, principally tax over book
  amortization                                      (215,000)     	(227,000)
Fee revenue installment receivable                  (180,000)      (185,000)
                                                  ----------     ----------
  Total gross deferred tax liabilities             	(395,000)     	(412,000)
                                                  ----------     ----------
Net deferred tax asset                            $4,638,000     $2,903,000
                                                  ==========     ==========

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary.
Based on the Company's historical earnings, future expectations of taxable income, the future reversals of gross deferred tax liabilities, and potential net operating loss carrybacks, management believes it is more likely than not that the Company will realize the gross deferred tax asset.

For years prior to the adoption of SFAS No. 109, "Accounting for Income Taxes," the components of deferred income taxes are as follows:

                                            	   Year Ended
                                    ---------------------------------
                                    July 30, 1993       July 31, 1992

Accruals currently not deductible    $  259,000          $ (280,000)
Depreciation and amortization           (55,000)            (98,000)
Deferred compensation                 	(143,000)           (131,000)
Bad debts                                58,000             833,000
Unrealized gains and losses              35,000            	(59,000)
Other, net                             (145,000)            180,000
                                     ----------          ----------
  Deferred income taxes              $   	9,000          $  445,000
                                     ==========          ==========

Note M -- Related Party Transactions

Three directors of the Parent are associated with firms which provide legal and consulting services to the Company. Additionally, several employees of Stifel, Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations in the aggregate approximately $1,369,000, $315,000, $386,000, and $777,000 during the year ended December 31, 1994, the five-month transition period ended December 31, 1993, and the fiscal years 1993 and 1992, respectively, for these services which were primarily legal.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $530,000 at December 31, 1994, and $584,000 at December 31, 1993.

The Company has receivables aggregating $1,976,000 at December 31, 1994, from two former employees who were also directors and officers of the Company. These receivables arose from employment contracts which were to be earned or forgiven if performance criteria defined in the contracts were met. In 1994, the employees terminated with the Company. In the fourth quarter of 1994, the Company filed suits to recover the balance of the receivables.

Note N -- Transition Period and Comparable Prior Year

The Company changed its fiscal year from the last Friday in July to a calendar year end. Comparative results of operations are shown below:

                                                 		Calendar Year                     	Five-Month              	Five Months
	                                    	December 31, 1994	    December 31, 1993	     Transition Period	    Ended December 31, 1992
		                                                             (unaudited)     	Ended December 31, 1993        (unaudited)
--------------------------------------------------------------------------------------------------------------------------------
Revenues:
 	Commissions	                        $ 	25,407,000         	$ 	28,396,000         	$ 	11,949,000         	$ 	10,008,000
	 Principal transactions	                22,567,000	            23,232,000	             9,313,000	            11,282,000
	 Investment banking	                    11,969,000	            30,285,000	            10,885,000 	           11,151,000
 	Interest	                              10,918,000	             9,316,000	             4,057,000	             4,101,000
	 Sale of investment company shares	      9,674,000	            12,133,000	             4,906,000              3,514,000
 	Sale of insurance products	             2,207,000	             2,382,000	             1,263,000	               496,000
	 Sale of unit investment trust	          2,736,000	             3,728,000	             1,362,000	               854,000
 	Other revenues	                         8,448,000	             6,088,000	             2,720,000	             3,469,000
	                                     -------------          -------------          -------------          -------------
    Total Revenues  	                   	93,926,000	          	115,560,000	           	46,455,000            	44,875,000
                                      -------------          -------------          -------------          -------------
Expenses:
 	Employee compensation & benefits  	   	60,652,000	           	72,219,000	          	 29,421,000 	         	 25,878,000
	 Commission & floor brokerage	           2,120,000	             2,410,000	               845,000	               920,000
 	Communication & office supplies	        8,045,000	             7,181,000	             3,090,000              2,745,000
 	Occupancy & equipment rental            9,397,000	             7,798,000	             3,333,000              3,183,000
 	Promotional	                            2,868,000	             3,068,000	             1,231,000 	            1,088,000
 	Interest	                               6,138,000	             4,798,000	             1,763,000	             2,312,000
	 Provision for litigation & bad debt	    2,467,000	               907,000	               473,000    	         1,105,000
	 Restructuring charge	                   2,672,000	                     0	                     0	                     0
 	Other expense	                          8,788,000	             7,290,000	             3,239,000	             3,203,000
                                      -------------          -------------          -------------          -------------
    Total Expenses	                    	103,147,000	          	105,671,000	           	43,395,000            	40,434,000
------------------------------------- ---------------------- ---------------------- ---------------------- -------------
   	Pre-Tax Income(Loss)	              	 (9,221,000)	         	  9,889,000	          	  3,060,000           	  4,441,000
	 Income tax provision (benefit)	      	 (3,718,000)	           	3,658,000	          	  1,145,000         	    1,719,000
------------------------------------- ---------------------- ---------------------- ---------------------- -------------
    Net Income(Loss)	                 $	 (5,503,000)	        $  	6,231,000	         $	  1,915,000	         $	  2,722,000
                                      =============          =============          =============          =============

Note O -- Acquisition

On December 28, 1993 the Company purchased all of the outstanding stock of Todd Investment Advisors, Inc. (Todd), an investment advisory firm registered with the SEC under the Investment Advisory Act of 1940, for $1,780,000 in cash and $1,520,000 in promissory notes, payable in two installments. The transaction was accounted for as a purchase and resulted in the recognition of goodwill of approximately $3,201,000, which is being amortized on a straight-line basis over a fifteen year period.

Unaudited pro forma financial data for the combined operations, assuming the transaction had taken place at the beginning of the periods presented, follows:
                                  		Five-Month
	                               	Transition Period	        Fiscal Year
		                            Ended December 31, 1993		 Ended July 30,1993
								                      -----------------------   ------------------
Revenue	                           $ 	47,251,000		         $	115,379,000
Net Income	                        $	  1,945,000	          $	  7,102,000
Primary Earnings Per Share	                $0.45	                  $1.69


Note P -- Plan of Restructuring

During the fourth quarter, the Board of Directors of the Parent Company approved a restructuring and downsizing plan for the Company which was implemented beginning in December 1994, and involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. Included in the fourth quarter are charges to expense for costs associated with the implementation of the plan which includes the following:

	         Net Lease commitments for closed offices		          $	1,400,000
	         Severance pay, extended benefits and
	          receivables written off for terminated employees      	875,000
         	Abandonment of leasehold improvements		                	206,000
         	Contractual commitments				                             191,000
                                                              -----------
         	Total			                                            $	2,672,000
                                                              ===========

Such amounts are included in accounts payable and accrued expenses or the allowance for doubtful notes receivable at December 31, 1994. The plan of restructuring and downsizing is expected to be substantially completed during the first quarter of 1995.

Note Q -- Subsequent Event

On February 7, 1995, the Company announced an agreement to sell the assets of its Oklahoma City-based operations to Capital West Corp. subject to certain conditions. Included in the agreement are the assets related to the Company's retail offices in Oklahoma, several retail offices in Texas, and the Oklahoma-based public finance, institutional trading, and sales departments. If the transaction is consummated the Company will receive cash, secured and subordinated notes, and warrants to purchase a minority interest in Capital West Corp. In addition, the agreement calls for Capital West Corp. to assume certain office and equipment lease obligations of the Company. The sale would result in the reduction of approximately 70 investment executives and approximately 50 support staff located in 26 branch offices.

Unaudited pro forma financial information assuming the transaction had taken place at the beginning of the year is presented below:

               Unaudited Pro Forma Combined Results of Operations

                     	Revenue                 	$	81,413,000
	                     Net Loss		                  4,427,000
	                     Loss Per Primary Share		         1.04


The above pro forma statements do not purport to be indicative of results which actually would have occurred had the sale been made on January 1, 1994.

On January 24, 1995, the Company's Board of Directors approved a 5 percent stock dividend to be distributed and $.03 per share cash dividend to be paid on February 24, 1995, to shareholders of record on February 10, 1995. All shares issued and earnings per share amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the 5 percent stock dividend.



(b) Supplementary Financial Information

Quarterly Operating Results (Unaudited)

                               	       	Earnings		                   Primary	  Fully Diluted
				                                     Before	         Net	       Earnings	    Earnings
	                         Revenue		   Income Taxes 	    Income	     Per Share    Per Share
Year 1994 By Quarter
--------------------------------------------------------------------------------------------
First  		              $ 25,827,000	  $    289,000	  $    179,000    	$ 0.04    	$ 0.04
Second	 	                22,746,000	    (1,224,000)     	(731,000)	    (0.17)	    (0.17)
Third 		                 23,573,000	      (681,000)	     (420,000)	    (0.10)	    (0.10)
Fourth		                 21,780,000	    (7,605,000)	   (4,531,000)	    (1.10)	    (1.10)
---------------------------------------------------------------------------------------------
Transition Period 1993
---------------------------------------------------------------------------------------------
First Quarter		        $ 28,916,000	  $  2,540,000	  $  1,603,000	    $ 0.37 	   $ 0.32
Nov. & Dec., 1993		      17,539,000	       520,000	       312,000	      0.07	      0.07
---------------------------------------------------------------------------------------------
Fiscal Year 1993 By Quarter
---------------------------------------------------------------------------------------------
First 		               $ 22,796,000  	$  1,569,000	  $  1,010,000	    $ 0.25	    $ 0.22
Second 		                32,015,000	     3,873,000	     2,413,000	      0.58	      0.47
Third		                  28,398,000	     2,954,000	     1,868,000	      0.44	      0.37
Fourth		                 30,262,000	     2,874,000	     1,747,000	      0.41	      0.34
---------------------------------------------------------------------------------------------