Form 10-K, Exhibit 13
period 1995-12-31
STIFEL FINANCIAL CORP
filed 1996-03-26
CIK 720672

                                  EXHIBIT 13
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Financial Discussion
Stifel Financial Corp. and Subsidiaries

Business Environment

Stifel Financial Corp. and subsidiaries (the "Company"), through its principal subsidiary, Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), provides securities brokerage and investment management and advisory services primarily to individuals, provides investment banking services to municipal and corporate clients, and trades fixed income securities and over-the-counter equity securities. Century Securities Associates, Inc. ("CSA"), a wholly owned subsidiary of the Company, provides administration services to independent registered investment executives. Additionally, Pin Oak Capital Ltd. ("Pin Oak") and Todd Investment Advisors, Inc. ("Todd"), both wholly owned subsidiaries of the Company, provide fee-based investment advisory services to both individual and institutional clients.

These business activities are sensitive to a variety of factors, including the securities trading volume, the volatility and price level of securities markets, the demand for investment banking services, the level and volatility of interest rates, and investor sentiment. Many of the Company's activities have fixed operating costs which do not decrease proportionately with reduced levels of activity. Although the Company is building its fee-based money management business and continually controlling recurring operating expenses, sustained periods of reduced transaction activity or loss of clients may adversely affect profitability.

The Company faces increasing competition from other financial institutions such as commercial banks, thrifts, and investment firms. Certain financial services, traditionally provided only by securities firms, are increasingly being provided by these other financial institutions.

The business environment for the securities industry during 1995 was one of the most prosperous in recent years. More investors, larger holdings, and more active participants fueled record market activity and prices. Individuals continued to evolve from savers to investors as lower interest rates and slow growth in the U.S. economy boosted the equity markets.

Historically, a significant source of the Company's investment banking revenues originated from Oklahoma municipal securities issuances. During 1994, the Company's municipal investment banking business was significantly impaired by the negative publicity surrounding a formal investigation by the Securities and Exchange Commission into certain municipal bond issues managed by the Company's Oklahoma public finance department. During 1995, this investigation was completed and resulted in the Company consenting to a final judgement whereby, among other things, the Company paid approximately $1.1 million in disgorgement and prejudgement interest and $250,000 in fines. However, also during 1995, the municipal finance industry continued to experience pressure on its profit margins due to a decline in the number of underwritings and the narrowing of underwriting spreads. Additionally, in December of 1994, the Company was approached by a group of investors (primarily former employees of the Company) offering to purchase the Company's operations in Oklahoma and several retail sales offices in Texas. On May 25, 1995, the sale was consummated with Capital West Financial Corporation ("Capital West"). (See Note Q to the Notes to Consolidated Financial Statements filed herein.)

Additionally, in late 1994, after enduring adverse market conditions and significant costs associated with litigation in Oklahoma, it became necessary to downsize certain areas of the Company. As a result, during the fourth quarter of 1994, management and the Board of Directors developed and began implementation of a plan to restructure certain operations, primarily related to retail sales operations and certain home office management and product support functions. Prior to its completion in 1995, the plan resulted in the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees.

During 1995, the Company focused on its retail investment and fee-based money management services and intends to increase its reliance on these services for its revenues. With the divestiture of the Company's Oklahoma division, management is placing far less reliance on municipal finance as a significant source of revenues. During 1995, municipal finance fee revenue totaled $1.6 million compared to $4.0 million and $16.1 million for 1994 and 1993, respectively.

Results of Operations

In 1993, the Company changed its fiscal year-end from the last Friday in July to a calendar year-end. Accordingly, results of operations for the transition period cover a five-month period. The following table summarizes amounts and percentages of changes in the major categories of revenues and expenses for the periods indicated:

                                               Year Ended                     Year Ended                  Five Months Ended
                                      December 31,  December 31,      December 31,  December 31,      December 31,  December 31,
                                          1995   vs.    1994              1994   vs.    1993              1993   vs.    1992
Increase (Decrease)                                                                 (Unaudited)                     (Unaudited)
Amounts in thousands                     Amount      Percentage          Amount      Percentage          Amount      Percentage
--------------------                ------------    ------------      ------------    ------------    ------------   -----------
Revenues:
  Commissions                         $   2,885         11.4 %          $  (2,989)      (10.5)%         $   1,941         19.4 %
  Principal transactions                 (3,587)       (15.9)                (665)       (2.9)             (1,969)       (17.5)
  Investment banking                       (295)        (2.5)             (18,316)      (60.5)               (266)        (2.4)
  Interest                                2,084         19.1                1,602        17.2                 (44)        (1.1)
  Sale of investment company shares      (1,358)       (14.0)              (2,459)      (20.3)              1,392         39.6
  Sale of unit investment trusts           (908)       (33.2)                (992)      (26.6)                508         59.5
  Sale of insurance products                (98)        (4.4)                (175)       (7.3)                767        155.0
  Other                                   2,711         32.1                2,360        38.8                (749)       (21.6)
                                      ---------       --------          ---------       -------         ---------        -------
                                      $   1,434          1.5 %          $ (21,634)      (18.7)%         $   1,580          3.5 %
                                      =========       ========          =========       =======         =========        =======
Expenses:
  Employee compensation and benefits  $  (3,465)        (5.7)%          $ (11,567)      (16.0)%         $   3,543         13.7 %
  Commissions and floor brokerage           199          9.4                 (290)      (12.0)                (75)        (8.1)
  Communications and office supplies       (394)        (4.9)                 864        12.0                 345         12.6
  Occupancy and equipment rental         (1,513)       (16.1)               1,599        20.5                 150          4.7
  Promotional                              (844)       (29.4)                (200)       (6.5)                143         13.1
  Interest                                2,174         35.4                1,340        27.9                (549)       (23.7)
  Provision for litigation and
    bad debts                              (857)       (34.7)               1,560       172.0                (632)       (57.4)
  Restructure charge                     (2,672)      (100.0)               2,672       * N.M.                  0            0
  Other operating expenses               (1,722)       (19.6)               1,498        20.5                  36          1.1
                                      ---------       --------          ---------       -------         ---------        -------
                                      $  (9,094)        (8.8)%          $  (2,524)       (2.4)%         $   2,961          7.3 %
                                      =========       ========          =========       =======         =========        =======

*Not meaningful



1995 As Compared to 1994

For 1995, the Company had net income of $644,000, or $.14 per primary share, on revenues of $95,360,000. During the twelve-month period ended December 31, 1994, the Company had a net loss of $5,503,000, or $1.23 per primary share, on revenues of $93,926,000.

Revenues for 1995 increased in commissions, interest income, and other revenue. Revenues declined in principal transactions, sale of investment company shares, unit investment trusts, and insurance products. Commissionable revenues (commissions, principal transactions, sale of investment company shares, unit investment trusts, and insurance products) decreased in the aggregate $3,066,000 (4.9%) in 1995. This decrease was primarily due to the reduction in the number of Investment Executives which resulted from the sale of the Company's Oklahoma-based operations and to the net loss of Investment Executives, primarily in the early part of 1995, due to the restructuring plan of 1994.

The number of Investment Executives decreased by 79 (21.8%) to 283 at December 31, 1995, from 362 at December 31, 1994. Despite this decline, average production per Investment Executive increased $13,000 to $194,000 from $181,000. Management is continuing its effort to recruit Investment Executives with above industry average performance records.

Principal transactions decreased $3,587,000 (15.9%) to $18,980,000 from $22,567,000 largely as a result of decreased fixed income trading activity. Investment banking decreased only slightly in 1995, $295,000 (2.5%) to $11,674,000 from $11,969,000. Public finance-related income decreased significantly, $2,342,000 (58.8%) to $1,638,000 from $3,980,000, due to the negative publicity surrounding the SEC's investigation into certain municipal finance underwritings by the Company's Oklahoma City public finance department and the reduced number of transactions by municipalities experienced industry-wide. These decreases were offset by an increase in corporate finance-related investment banking revenue which increased $3,803,000 (279.6%) to $5,163,000 from $1,360,000 largely as a result of increased public offerings, particularly for financial institutions and real estate investment trusts (REITs). In addition, underwriting and syndicate participation fees and profits on trading new underwriting issues decreased $1,757,000 primarily as a result of the aforementioned decreased municipal finance activity.

Interest income increased $2,084,000 (19.1%) to $13,002,000 from $10,918,000, and net interest (interest income less interest expense) decreased $90,000. The revenue increase is primarily due to higher customer borrowings which resulted from increased retail investor activity experienced industry-wide. Because of the generally corresponding increase in borrowings by the Company to finance the purchase of marketable securities and underwrite new securities issues, the net interest retention percentage decreased from 43.8% to 36.1%.

Other  revenue increased $2,711,000 (32.1%) to $11,159,000 from  $8,448,000 primarily as a result of increases in managed account fees, money market distribution fees, clearing revenues, and realized gains on sale of investments, which increased approximately $1.0 million, $800,000, $500,000, and $400,000, respectively. Managed account fees increased because of the introduction of the managed account program in late 1994. Management expects the managed account fees to continue to grow, which are generated by charging a fixed rate for managing investment portfolios of customers. Realized gain on sale of investments increased primarily due to sales of investments held by the Company's venture capital subsidiary. Money market distribution fees increased because of higher levels of customer funds invested in money market funds and the Company's switch to omnibus processing of these funds. Clearing revenues increased as a direct result of the clearing for Capital West Securities, Inc., the broker-dealer subsidiary of Capital West, which began in June 1995.

Total expenses decreased $9,094,000 (8.8%) to $94,053,000 from $103,147,000. With the exception of commissions and floor brokerage and interest expense, all expense categories decreased for the year as a result of the sale of the Oklahoma-based operations and the downsizing and restructuring plan implemented in the fourth quarter of 1994. The Company charged $2,672,000 to operations related to this plan in the fourth quarter of 1994. There were no expenses related to that plan charged to operations in 1995.

Employee compensation and benefits decreased $3,465,000 (5.7%) to $57,187,000 from $60,652,000. Investment Executives' aggregate compensation decreased $1,891,000 directly attributable to the decrease in aggregate revenue production. Profitability and production-based incentive compensation increased $2,132,000 due to increased profitability and achievement of production goals. Salaries and benefits decreased $4,581,000 (17.8%) to $21,210,000 from $25,791,000. Total full-time and part-time salaried employees decreased by 93 to 417 from 510. Commissions and floor brokerage increased $199,000 (9.4%) to $2,319,000 from $2,120,000 as a result of increased agency commissions. Communications and office supplies, occupancy and equipment rental, and promotional expenses decreased $394,000 (4.9%) to $7,651,000 from $8,045,000, $1,513,000 (16.1%)
to  $7,884,000  from  $9,397,000, and $844,000 (29.4%) to  $2,024,000  from
$2,868,000, respectively.

Interest expense increased $2,174,000 (35.4%) to $8,312,000 from $6,138,000 due primarily to increased levels of short-term borrowings by the Company and its customers and increased average borrowing rates. The average level of short-term borrowings from banks for the year was $61,440,000 as compared to $58,953,000 for 1994. The average interest rate charged for these borrowings was 6.57% for 1995 as compared to 4.90% for 1994. The Company's borrowings increased due to decreased available capital which resulted primarily from the operating loss in 1994.

Other operating expenses decreased $1,722,000 (19.6%) to $7,066,000 from $8,788,000. Included in the caption "Other operating expenses" are legal fees which increased $600,000 due to continuing litigation surrounding certain municipal bond issues and transactions completed by the Company's former Oklahoma City-based public finance department. Management expects legal fees to decrease in 1996.

Provision for litigation and bad debts decreased $857,000 (34.7%) to $1,610,000 from $2,467,000 in 1994. The provision in 1995 includes an amount for doubtful collection related to notes and advances receivable of former employees and provision for settlements of Oklahoma suits. The larger provision in 1994 included doubtful collection of employee note receivables and advances of $1,976,000.

1994 As Compared to 1993

For 1994, the Company had a net loss of $5,503,000, or $1.23 per primary share, on revenues of $93,926,000. During the twelve-month period ended December 31, 1993, the Company had net income of $6,231,000, or $1.47 per primary share, on $115,560,000 in revenues. This $21,634,000 (18.7%)
decrease in total revenues was the result of the aforementioned general market conditions and the changes in the Company's operations.

Revenues declined from 1993 in every major revenue category except interest income and investment advisory fees. Commissionable revenue (commissions, principal transactions, sale of investment company shares, unit investment trusts, and insurance products) in the aggregate decreased $7,280,000 (10.4%) from 1993. This decrease occurred despite significant efforts to upgrade and add to the retail sales force. Every major commissionable product area had decreased revenues from 1993 levels. The taxable fixed income, syndicate, and mutual fund areas were off by 11%, 45%, and 20%, respectively, primarily due to the generally decreased market activity caused by increasing interest rates. Principal transactions, which includes inventory gains and losses as well as commissionable sales credits, was lower in 1994 primarily due to losses in the Company's equity inventories and substantially lower profits in the fixed income inventories. These decreased trading results occurred in traditional products, as the Company does not carry complex derivative products or significant amounts of low-priced equities (penny stocks).

In terms of both amount and percentage, the largest decrease in revenues during 1994 occurred in the investment banking area. Investment banking revenues, which includes managed fixed income and equity underwriting, financial advisory, placement, and mergers and acquisition services, decreased $18,316,000 (60.5%) from 1993 levels. Reflecting the historical cyclicality and volatility of the securities markets, the investment banking area of the Company had one of its worst years in 1994 following its best year ever in 1993. This trend was generally consistent industry-wide.

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

In addition to the significantly less favorable conditions in the industry generally, the Company suffered additional decreases in business because of the activities related to its Oklahoma City-based municipal finance operation. Historically, the Company has been a major underwriter of Oklahoma municipal issues. In 1994, in addition to the generally lower issuances of municipal debt, the Company's revenue generation from Oklahoma issues decreased substantially in part because of negative publicity relating to the SEC's investigation of the Company's involvement in transactions in certain Oklahoma municipal securities. During 1994, the negative publicity related to the investigation significantly impaired the ability of the Company to generate investment banking revenues from its Oklahoma operations and was a significant factor in the Company's decision to pursue the sale of both its retail and investment banking businesses in Oklahoma.

Although affected somewhat by the negative publicity from Oklahoma, it is encouraging to note that the St. Louis-based municipal investment banking group performed better than the industry in general during 1994. Whereas industry sources reported a 44% decline in municipal issuances in 1994, the St. Louis-based group's revenues were off only 11%.

Interest income increased $1,602,000 (17.2%), and net interest (interest income less interest expense) increased $261,000. The revenue increase is due to two factors: higher average customer borrowings and higher interest rates charged to customers resulting from the increases caused by the Federal Reserve's interest rate hikes. Because of the generally corresponding rise in both rates charged to customers and the Company's borrowing rates, the net interest retention percentage decreased from 48.5% in 1993 to 43.8% in 1994.

Other revenues, which consists primarily of investment advisory fees and account service fees, increased $2,360,000 (38.8%). The most significant component of this increase was from investment advisory fees. On December 28, 1993, the Company acquired Todd Investment Advisors, Inc. ("Todd"), an asset management company located in Louisville, Kentucky. During 1994, Todd's fees added $1,661,000 to the Company's investment advisory business.

Total expenses decreased $2,524,000 (2.4%) from $105,671,000 to $103,147,000. While employee compensation and benefits, a major component of total expenses, decreased significantly, almost all other expense categories increased. In addition, the Company charged to expenses $2,672,000 in the fourth quarter related to a restructuring and downsizing plan approved by the Parent Company's Board of Directors (see Note P of Notes to Consolidated Financial Statements filed herein).

Employee compensation and benefits decreased $11,567,000 (16%) from $72,219,000 to $60,652,000 largely as a result of decreased variable compensation which decreased $14,770,000 (29.2%) from $50,506,000 to $35,736,000 as a direct result of decreased commissionable revenue and profitability. The decrease was partially offset by an increase in salaries and benefits which increased $3,997,000 (18.3%) from $21,813,000 to $25,810,000 as a result of the additional home office revenue support staff and the opening of new branch locations. The additions were made to facilitate revenue growth and to continue the firm's efforts to expand its retail branch system and to increase administrative expertise in key areas.

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

Other  expenses increased $1,498,000 (20.5%) from $7,290,000 to  $8,788,000 largely as a result of the increase in professional fees which increased $1,407,000 primarily as a result of the ongoing SEC investigation into certain municipal bond issues managed by the Oklahoma City-based public finance department.

Provision for litigation and bad debt increased $1,560,000 largely as a result of reserving for doubtful collection of employee notes receivable and advances of $2,467,000.

In the fourth quarter, the Company charged to expenses $2,672,000 for restructuring and downsizing unprofitable and potentially unprofitable areas of the firm. Included in the costs are $1,400,000 net lease commitments for 31 closed and reduced office locations; $875,000 for approximately 70 terminated employees' severance and extended benefits, and reserve for uncollectible notes receivable; $206,000 for leasehold improvements related to closed offices; and $191,000 for contractual commitments. The plan of restructuring and downsizing was completed during 1995.

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

Commissionable revenue (commissions, principal transactions, sales of investment company shares, unit investment trusts, and insurance products) for the five-month transition period ended December 31, 1993, increased $2,639,000 (10%) to $28,793,000 from $26,154,000 as a result of favorable markets for equity products, mutual funds, life insurance, and annuity products. The increase also resulted from an increase in the number of experienced full-time Investment Executives, which increased to 375 at December 31, 1993, from 355 at December 31, 1992.

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

Communication and supplies, rent and depreciation, and travel and promotion increased $345,000 to $3,090,000 from $2,745,000, $150,000 to $3,333,000 from  $3,183,000, and $143,000 to $1,231,000 from $1,088,000, respectively, as a result of the increase in the number of branch offices opened during the period. The Company added four offices over the previous year's total.

Interest expense decreased $549,000 to $1,763,000 from $2,312,000 as a result of more favorable borrowing rates.

Provision for bad debt and litigation decreased $632,000 to $473,000 from $1,105,000 due largely to a decrease in the amount of settlements paid for claims by customers which decreased $600,000 from the $1,200,000 in 1994.

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

During the year ended December 31, 1995, cash and cash equivalents decreased $581,000. Cash used for operating activities totaled $21,192,000 due primarily to increases in operating receivables as a result of increased borrowing by customers and a decrease in operating payables resulting mainly from a decline in stock loaned.

The decrease in cash used for operating activities was funded by short-term borrowings which increased by $20,800,000.

During 1994, Stifel, Nicolaus obtained a revolving subordinated note agreement in the amount of $5,500,000. The note will be used to finance underwritings should the need arise. At December 31, 1995, Stifel, Nicolaus had an advance of $50,000 against this revolving subordinated note.

The Company has $3,002,000 in receivables from Investment Executives and other employees who terminated employment with the Company. The Company intends to vigorously pursue collection of these receivables and does not anticipate that the outcome of these activities will adversely affect liquidity or capital resources.

Management believes that funds from operations and available informal short-term credit arrangements of $118,550,000 at December 31, 1995, and the available revolving subordinated debt of $5,450,000 at December 31, 1995, will provide sufficient resources to meet its present and anticipated financing needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker/dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements (see Note E of the Notes to Consolidated Financial Statements). At December 31, 1995, Stifel, Nicolaus had net capital of approximately $20,112,000, which exceeded the minimum net capital requirements by approximately $16,550,000.

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

Recent Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in the five-month transition period ended December 31, 1993. The standard requires, among other provisions, that companies adjust their deferred tax asset or liability to reflect current rates and recognize the effect of the change in operations. The adoption of this new standard did not have a material impact on the Company's consolidated financial statements.

The Company deals in listed options and other products such as collateralized mortgage obligations which derive their values from the price of some other security or index. The Company does not deal in complex derivative financial instruments, such as futures, forwards, and swaps, and therefore has no disclosure requirements in accordance with the Financial Accounting Standard Board's Statement 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

The Financial Accounting Standards Board (FASB) has issued Statements of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed of," and SFAS 123, "Accounting for Stock-Based Compensation," both effective in fiscal years beginning after December 15, 1995. Management does not believe adoption of these standards will have a material impact on the Company's consolidated financial statements.

Item 8. Financial Statements and Supplementary Data
(a) Financial Statements


Report Of Independent Accountants
Stifel Financial Corp. and Subsidiaries

Report of Independent Accountants

Stockholders and Board of Directors
Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995 and December 31, 1994, the five-month transition period ended December 31, 1993, and the year ended July 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995 and December 31, 1994, the five-month transition period ended December 31, 1993, and the year ended July 30, 1993, in conformity with generally accepted accounting principles.



                                           /s/  Coopers & Lybrand L.L.P.

St. Louis, Missouri
February 25, 1996

                                           Consolidated Statements Of Operations
                                          Stifel Financial Corp. and Subsidiaries

                                                                                    Five-Month Transition
                                                Year Ended          Year Ended          Period Ended       Fiscal Year Ended
(In thousands, except per share amounts)     December 31, 1995   December 31, 1994    December 31, 1993      July 30, 1993
----------------------------------------     -----------------   -----------------  ---------------------  -----------------
Revenues
  Commissions                                   $  28,292            $  25,407            $  11,949            $  26,456
  Principal transactions                           18,980               22,567                9,313               25,201
  Investment banking                               11,674               11,969               10,885               30,551
  Interest                                         13,002               10,918                4,057                8,851
  Sale of investment company shares                 8,316                9,674                4,906               10,741
  Sale of unit investment trusts                    1,828                2,736                1,362                3,220
  Sale of insurance products                        2,109                2,207                1,263                1,614
  Other                                            11,159                8,448                2,720                6,837
                                                ---------            ---------            ---------            ---------
                                                   95,360               93,926               46,455              113,471

Expenses
  Employee compensation and benefits               57,187               60,652               29,421               68,657
  Commissions and floor brokerage                   2,319                2,120                  845                2,485
  Communications and office supplies                7,651                8,045                3,090                6,836
  Occupancy and equipment rental                    7,884                9,397                3,333                7,648
  Promotional                                       2,024                2,868                1,231                2,925
  Interest                                          8,312                6,138                1,763                4,838
  Provision for litigation and bad debts            1,610                2,467                  473                1,237
  Restructuring charge                                - -                2,672                  - -                  - -
  Other operating expenses                          7,066                8,788                3,239                7,575
                                                ---------            ---------            ---------            ---------
                                                   94,053              103,147               43,395              102,201
                                                ---------            ---------            ---------            ---------
Income (loss) before income taxes                   1,307               (9,221)               3,060               11,270
                                                ---------            ---------            ---------            ---------
  Provision (Benefit) for Income Taxes
    Current                                           (73)              (1,983)               1,352                4,223
    Deferred                                          736               (1,735)                (207)                   9
                                                ---------            ---------            ---------            ---------
                                                      663               (3,718)               1,145                4,232
                                                ---------            ---------            ---------            ---------
  Net income (loss)                             $     644            $  (5,503)           $   1,915            $   7,038
                                                =========            =========            =========            =========

Earnings (Loss) Per Common Share and
Share Equivalents
  Net income (loss) per share:
    Primary earnings (loss) per share           $    0.14            $   (1.23)           $    0.42            $    1.60
    Fully diluted earnings (loss) per share     $    0.14            $   (1.23)           $    0.38            $    1.33

See Notes to Consolidated Financial Statements.

                         Consolidated Statements Of Financial Condition
                            Stifel Financial Corp. and Subsidiaries
(In thousands)                                           December 31, 1995     December 31, 1994
--------------                                           -----------------     -----------------
Assets
  Cash and cash equivalents                                  $  6,344              $  6,925
  Cash segregated for the exclusive benefit of customers          776                 1,316
  Receivable from brokers and dealers:
    Securities failed to deliver                                1,790                 3,105
    Deposits paid for securities borrowed                       4,912                 3,530
    Settlement balances with clearing organizations             9,722                15,198
                                                             --------              --------
                                                               16,424                21,833
                                                             --------              --------
  Receivable from customers, less allowance for doubtful
    accounts of $805 and $1,071, respectively                 156,904               139,899

  Securities owned, at market value:
    U.S. Government obligations                                 6,529                 4,642
    State and municipal obligations                             7,111                13,231
    Corporate obligations                                       2,394                 3,240
    Corporate stocks                                            3,487                 2,206
                                                             --------              --------
                                                               19,521                23,319
                                                             --------              --------
  Memberships in exchanges, at cost (approximate
    market value:  $1,904 and $1,655, respectively)               513                   513
  Office equipment and leasehold improvements, at cost,
    less allowances for depreciation and amortization of
    $12,517 and $13,518, respectively                           3,015                 4,779
  Goodwill, net of accumulated amortization of $827
    and $574, respectively                                      3,985                 4,290
  Notes and non-securities receivable from employees,
    net of allowance for doubtful receivables of
    $3,002 and $2,561, respectively                             4,328                 5,620
  Current income tax receivable                                   254                 1,515
  Deferred tax asset                                            3,902                 4,638
  Miscellaneous other assets                                   10,809                 7,561
                                                             --------              --------
    TOTAL ASSETS                                             $226,775              $222,208
                                                             ========              ========

                   Consolidated Statements Of Financial Condition (continued)
                            Stifel Financial Corp. and Subsidiaries
(In thousands, except share amounts)                     December 31, 1995     December 31, 1994
------------------------------------                     -----------------     -----------------
Liabilities and Stockholders' Equity
  Short-term borrowings from banks                           $ 86,450              $ 65,650
  Payable to brokers and dealers:
    Securities failed to receive                                2,572                 2,991
    Deposits received from securities loaned                   20,555                43,405
                                                             --------              --------
                                                               23,127                46,396
                                                             --------              --------
  Payable to customers, including free credit balances
    of $21,079 and $15,601, respectively                       31,806                24,369
  Market value of securities sold, but not yet purchased        2,744                 4,252
  Drafts payable                                               17,867                14,576
  Accrued employee compensation                                 9,526                 9,110
  Obligations under capital leases                                774                 1,029
  Accounts payable and accrued expenses                         8,876                11,030
  Long-term debt                                               10,760                11,520
                                                             --------              --------
    Total                                                     191,930               187,932
                                                             --------              --------
  Commitments and Contingencies (Notes D, H, and I)
                                                             --------              --------
  Subordinated note                                                50                    50
                                                             --------              --------
Stockholders' equity:
  Preferred stock - $1 par value; authorized
    3,000,000 shares; none issued
  Common stock - $.15 par value; authorized 10,000,000
    shares; issued 4,540,890 and 4,324,951 shares,
    respectively; outstanding 4,357,665 and 4,085,615
    shares, respectively                                          681                   649
  Additional paid-in capital                                   19,622                18,491
  Retained earnings                                            15,754                17,016
                                                             --------              --------
                                                               36,057                36,156
                                                             --------              --------
  Less:
    Treasury stock, at cost
      183,225 and 239,336 shares, respectively                  1,162                 1,732
    Unamortized expense of restricted stock awards                100                   198
                                                             --------              --------
    Total Stockholders' Equity                                 34,795                34,226
                                                             --------              --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $226,775              $222,208
                                                             ========              ========

See Notes to Consolidated Financial Statements.

                                           Consolidated Statements Of Cash Flows
                                          Stifel Financial Corp. and Subsidiaries
                                                                                    Five-Month Transition
                                                Year Ended          Year Ended          Period Ended       Fiscal Year Ended
(In thousands)                               December 31, 1995   December 31, 1994    December 31, 1993      July 30, 1993
--------------                               -----------------   -----------------  ---------------------  -----------------
Cash Flows From Operating Activities
  Net income (loss)                              $     644           $( 5,503)            $   1,915            $   7,038
  Noncash items included in earnings:
    Depreciation and amortization                    1,990              2,572                   880                2,020
    Provision for litigation and bad debts           1,610              2,467                   473                1,237
    Unrealized (gain) loss on investments              (57)               (96)                  - -                  440
    Bonus notes amortization                         1,033              1,134                   321                  600
    Deferred compensation                              468                538                   202                  429
    Amortization of restricted stock awards
      and stock benefits                                84                107                    65                  177
    Deferred tax provision (benefit)                   736             (1,735)                 (207)                   9
    Restructuring charge                               - -              2,672                   - -                  - -
                                                 ---------          ---------             ---------            ---------
                                                     6,508              2,156                 3,649               11,950

  Gain on sale of memberships in exchanges             - -                - -                  (179)                 - -
  (Increase) decrease in operating receivables:
    Customers                                      (17,005)            13,474               (36,058)             (11,047)
    Brokers and dealers                              5,409             (4,548)               (3,063)               4,997
  Increase (decrease) in operating payables:
    Customers                                        7,437            (11,955)                8,158                4,722
    Brokers and dealers                            (23,268)            21,873                (9,607)               7,899
  Decrease (increase) in assets:
    Cash and U.S. Government securities
      segregated for the exclusive benefit
      of customers                                     540                (54)                   (2)               1,993
    Securities owned                                 3,798             63,191               (48,489)                 898
    Notes receivable from officers and employees    (1,190)            (5,427)                 (788)              (1,148)
    Miscellaneous other assets                      (2,125)            (1,779)                 (497)              (  768)
  (Decrease) increase in liabilities:
    Securities sold, not yet purchased              (1,508)               345                (2,542)               3,105
    Drafts payable, accounts payable and
      accrued expenses, and accrued employee
      compensation                                     212             (1,919)               (5,568)               4,127
                                                 ---------          ---------             ---------            ---------
  Cash (Used For) Provided By
    Operating Activities                           (21,192)            75,357               (94,986)              26,728
                                                 ---------          ---------             ---------            ---------


                                     Consolidated Statements Of Cash Flows (continued)
                                          Stifel Financial Corp. and Subsidiaries
                                                                                    Five-Month Transition
                                                Year Ended          Year Ended          Period Ended       Fiscal Year Ended
(In thousands)                               December 31, 1995   December 31, 1994    December 31, 1993      July 30, 1993
--------------                               -----------------   -----------------  ---------------------  -----------------
Cash (Used For) Provided By
    Operating Activities --
    From Previous Page                           $ (21,192)          $  75,357            $ (94,986)           $  26,728
                                                 ---------           ---------            ---------            ---------
Cash Flows From Financing Activities
  Net proceeds (payments) for short-term
    borrowings from banks                           20,800             (71,300)              97,275              (22,375)
  Proceeds from:
    Employee stock purchase plan                       755                 613                  628                  378
    Exercised stock options                            124                  81                  111                  268
    Subordinated borrowings                            - -                  50                  - -                  - -
    Dividend reinvestment plan                          10                   1                  - -                  - -
  Payments for:
    Settlement of long-term debt                      (760)                - -                  - -                  - -
    Purchases of stock for treasury                   (547)             (1,417)              (1,329)                (302)
    Restricted stock awards                            - -                 - -                  (34)                 (81)
    Principal payments under
      capital lease obligation                        (256)               (710)                (264)                (591)
    Cash dividends                                    (500)               (356)                (218)                (561)
                                                 ---------           ---------            ---------            ---------
  Cash Provided By (Used For)
    Financing Activities                            19,626             (73,038)              96,169              (23,264)
                                                 ---------           ---------            ---------            ---------
Cash Flows From Investing Activities
  Proceeds from:
    Sale of office equipment, leasehold
      improvements, and a building                     910                  24                   23                   16
    Sale of investments                              1,694                  32                  509                1,103
    Sale of memberships in exchanges                   - -                 - -                  840                  - -
  Payments for:
    Acquisition of office equipment, leasehold
      improvements, and a building                 (1,179)              (1,734)                (752)              (1,634)
    Acquisition of investments                       (440)                (258)                (250)              (1,021)
    Acquisition of subsidiary                         - -                  - -               (1,981)                 - -
                                                ---------            ---------            ---------            ---------
  Cash Provided By (Used For)
    Investing Activities                              985               (1,936)              (1,611)              (1,536)
                                                ---------            ---------            ---------            ---------
  (Decrease) increase in cash and cash
    equivalents                                      (581)                 383                 (428)               1,928
  Cash and cash equivalents -
    beginning of year                               6,925                6,542                6,970                5,042
                                                ---------            ---------            ---------            ---------
  Cash and cash equivalents -
    end of period                               $   6,344            $   6,925            $   6,542            $   6,970
                                                =========            =========            =========            =========

                                     Consolidated Statements Of Cash Flows (continued)
                                          Stifel Financial Corp. and Subsidiaries
                                                                                    Five-Month Transition
                                                Year Ended          Year Ended          Period Ended       Fiscal Year Ended
(In thousands)                               December 31, 1995   December 31, 1994    December 31, 1993      July 30, 1993
--------------                               -----------------   -----------------  ---------------------  -----------------
Supplemental disclosures of cash flow
  information:
    Interest payments                            $   8,237           $   5,897            $     984            $   4,424
    Income tax payments                          $     372           $     118            $   2,080            $   6,619

Schedule of Noncash Investing and
  Financing Activities
    Assumption of debt for acquisition of Todd         - -                 - -            $   1,520                  - -
    Fixed assets acquired under capital lease          - -           $     808            $     257                  - -
    Stock dividends distributed                  $   1,406           $   1,287                  - -            $   2,009


See Notes to Consolidated Financial Statements.

                                           Stifel Financial Corp. and Subsidiaries
                                      Consolidated Statements Of Stockholders' Equity

                                                                                                       Unamortized
                                                          Additional                                    Expense of
                                          Common Stock      Paid-In    Retained     Treasury Stock      Restricted
(In thousands, except share amounts)    Shares    Amount    Capital    Earnings    Shares    Amount   Stock Awards     Total
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Balance at July 31, 1992              3,923,315     $587    $14,968     $18,068  (342,012)  $(1,874)         $(152)  $31,597
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Cash dividends -- common stock
  ($.15 per share)                                                         (561)                                        (561)
Purchase of treasury shares                                                       (41,468)     (302)                    (302)
Employee benefit plans                                           53               132,201       725                      778
Stock options exercised                                          (2)               47,019       270                      268
Restricted stock awards granted                                  17                21,000       115           (132)      - -
Amortization of restricted
  stock awards                                                                                                 177       177
Net income for the year                                                   7,038                                        7,038
5% stock dividend                       196,033       30      2,052      (2,082)   (9,163)                               - -
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Balance at July 30, 1993              4,119,348      617     17,088      22,463  (192,423)   (1,066)          (107)   38,995
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
5% stock dividend --
  fractional shares                        (109)                 (1)         (1)                                          (2)
Cash dividends -- common
  stock ($.055 per share)                                                  (215)                                        (215)
Purchase of treasury shares                                                      (137,771)   (1,329)                  (1,329)
Employee benefit plans                                          163               144,416       907                    1,070
Stock options exercised                                         (17)               19,050       128                      111
Restricted stock awards granted                                  21                12,600       100           (122)       (1)
Amortization of restricted
  stock awards                                                                                                  30        30
Net income for the period                                                 1,915                                        1,915
Stock bonuses issued                                             15                 3,675        20                       35
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Balance at December 31, 1993          4,119,239      617     17,269      24,162  (150,453)   (1,240)          (199)   40,609
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Cash dividends -- common
  stock ($.09 per share)                                                   (356)                                        (356)
Purchase of treasury shares                                                      (188,964)   (1,417)                  (1,417)
Employee benefit plans                                           88                72,883       614                      702
Stock options exercised                                         (34)               13,884       115                       81
Restricted stock awards granted                                 (87)               24,500       194           (107)      - -
Amortization of restricted
  stock awards                                                                                                 108       108
Stock benefits                                                                         60         1                        1
Dividend reinvestment                                                                 151         1                        1
Net loss for the year                                                    (5,503)                                      (5,503)
5% stock dividend                       205,712       32      1,255      (1,287)  (11,397)                               - -
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Balance at December 31, 1994          4,324,951      649     18,491      17,016  (239,336)   (1,732)          (198)   34,226
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Cash dividends -- common
  stock ($.12 per share)                                                   (500)                                        (500)
Purchase of treasury shares                                                       (88,656)     (547)                    (547)
Employee benefit plans                                         (195)              132,173       948                      753
Stock options exercised                                         (36)               22,425       159                      123
Restricted stock awards granted                                 (14)               13,000        96            (82)      - -
Restricted stock awards forfeited                                 3               (16,125)      (96)            79       (14)
Amortization of restricted
  stock awards                                                                                                 101       101
Dividend reinvestment                                            (1)                2,019        10                        9
Net income for the year                                                     644                                          644
5% stock dividend                       215,939       32      1,374      (1,406)   (8,725)                               - -
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------
Balance at December 31, 1995          4,540,890     $681    $19,622     $15,754  (183,225)  $(1,162)         $(100)  $34,795
------------------------------------- ------------- ------- ----------- -------- ---------- ---------------- ------- -------

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements
Stifel Financial Corp. and Subsidiaries

Note A -- Accounting and Reporting Policies

Nature of Operations

Stifel Financial Corp. ("the Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), collectively referred to as ("the Company"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, principally Stifel, Nicolaus. Stifel, Nicolaus is a broker-dealer registered under the Securities Exchange Act of 1934. All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

In 1993, the Company changed its fiscal year-end to a calendar year-end. Accordingly, results of operations for the transition period cover a five-month period (22 weeks). Previously, the Company's full fiscal year was the 52- or 53-week period ending the last Friday in July. The year ended July 30, 1993 contained 52 weeks.

For purposes of presenting the consolidated statements of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments with maturities of 90 days or less other than those held for sale in the ordinary course of business.

Security Transactions

Security transactions are recorded on a trade date basis.

Trading and investment securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are reflected in operations. Securities held for investment, which are included in other assets, are carried at the lower of historical cost or market for the Parent. Investment securities of the subsidiaries are carried at market value or fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customers' security transactions, including sales of investment company shares and unit investment trusts, are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis.

Securities accounts of officers and directors are included in amounts receivable from and payable to customers, since they are subject to the normal terms and regulations as to payment and, in the aggregate, are not significant.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities inventory and securities sold but not yet purchased are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by margin securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate market value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1995, the estimated fair value of the notes was $11,814,000.

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

Amortization of capital leases is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of office equipment is computed on a straight-line basis for equipment purchased prior to January 1, 1994, and an accelerated method for equipment purchased thereafter.

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

Note B -- Short-Term Borrowings From Banks

In the normal course of business, Stifel, Nicolaus borrows from various banks on a demand basis with securities pledged as collateral. Available credit arrangements with banks totaled $205,000,000 at December 31, 1995, of which $118,550,000 was unused. There were no compensating balance requirements under these arrangements. The Company's short-term borrowings bore interest at a weighted average rate of 6.63% and 6.81% at December 31, 1995 and 1994, respectively. Certain short-term borrowings were collateralized by Company-owned securities valued at approximately $20,844,000 on a settlement date basis. Short-term borrowings used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $125,275,000 at December 31, 1995. The value of these customer-owned securities is not reflected in the consolidated statement of financial condition (see Note A).

Note C -- Subordinated Note

Stifel, Nicolaus has a revolving subordinated note agreement in the amount of $5,500,000 which terminates January 31, 1997. The agreement, approved by the New York Stock Exchange, Inc. (the "NYSE"), allows Stifel, Nicolaus to borrow up to this amount and would be available for the computation of adjusted net capital under the Uniform Net Capital Rule of the Securities and Exchange Commission (the "SEC"). To the extent that borrowings under this agreement are required for Stifel, Nicolaus' continued compliance with minimum net capital requirements, such borrowings may not be repaid. The rights of the note holders to receive any payment from Stifel, Nicolaus under the terms of the note are subordinated to the claims of all present and future creditors of

Stifel, Nicolaus which arise prior to maturity. Under the terms of the note agreement, Stifel, Nicolaus must meet various financial requirements specified in the agreement.

Stifel, Nicolaus is charged an annual commitment fee in an amount equal to 1/2 of 1% of the average daily balance of the unused portion of the amount available under the agreement. Such fee is payable quarterly. During the year, Stifel, Nicolaus charged to operations $23,000 for this fee.

At December 31, 1995, Stifel, Nicolaus had an advance outstanding against the revolving subordinated note agreement of $50,000. Interest on this advance is paid quarterly based upon the prime rate (8.5% at December 31, 1995). Future advances, if any, would be charged interest based on the published "LIBOR" rate in effect during the term the advance is outstanding.

Note D -- Commitments and Contingencies

In the normal course of business, Stifel, Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1995, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation (the "OCC"), Stifel, Nicolaus has on deposit with OCC a standby letter of credit amounting to $1,000,000 and has pledged cash and customer-owned securities valued at $18,995,762. At December 31, 1995, the amounts on deposit satisfied the minimum margin deposit requirement of $17,568,161.

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, Stifel, Nicolaus is required to maintain a Special Reserve Bank Account for the exclusive benefit of customers ("15c3-3 Accounts"). Deposits to the 15c3-3 Accounts are required in the amount of the excess of total customer-related credits over total customer-related debits, as defined. Withdrawals from these 15c3-3 Accounts may be made to the extent of the excess of the account balance over deposit requirements. At December 31, 1995, no deposit was required; however, Stifel, Nicolaus had cash and qualified securities in the amount of $776,286 on deposit in its 15c3-3 Accounts.

The future minimum rental commitments at December 31, 1995, with initial or remaining non-cancellable lease terms in excess of one year for office space and equipment are as follows (see Note M):

                                                                  Operating Leases
                                                  -----------------------------------------------
                                                                      Minimum            Future
                                                     Lease         Payments Under    Minimum Rental
Year Ending December 31        Capital Leases     Commitments     Related Sublease     Commitment
-----------------------        --------------     -----------     ----------------     ----------
1996                              $325,000        $ 4,383,000        $(431,000)       $ 3,952,000
1997                               303,000          2,653,000         (325,000)         2,328,000
1998                               238,000          1,690,000         (127,000)         1,563,000
1999                                     0          1,458,000          (66,000)         1,392,000
2000                                     0          1,328,000           (3,000)         1,325,000
Thereafter                               0          2,798,000                0          2,798,000
                                  --------        -----------        ---------        -----------
Minimum Commitments               $866,000        $14,310,000        $(952,000)       $13,358,000
  Less Interest                     92,000        ===========        =========        ===========
                                  --------
Net Present Value of Capital
  Lease Obligations               $774,000
                                  ========

Rental expense for the calendar years ended 1995 and 1994, the five-month transition period ended December 31, 1993, and the fiscal year ended July 30, 1993, amounted to approximately
$3,986,000, $4,596,000, $1,685,000, and $4,021,000, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $766,000, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

The Company purchased equipment for approximately $440,000 in the first quarter of 1995. During the fourth quarter of 1995, management determined that certain of that equipment with a carrying value of approximately $248,000, which was originally intended for use in operations, was not immediately required and therefore recorded a $195,000 charge to fourth quarter operations to write the equipment down to net recoverable value based on outside dealer quotes.

Depreciation expense for capitalized leases and owned furniture and equipment for the calendar years 1995 and 1994, the five-month transition period ended December 31, 1993, and the fiscal year ended July 30, 1993, amounted to approximately $1,732,000, $2,192,000, $795,000, and $1,808,000, respectively.

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

At December 31, 1995, Stifel, Nicolaus had net capital of $20,111,930, which was 11.3 percent of aggregate debit balances and $16,549,640 in excess of minimum required net capital. At December 31, 1995, the net assets of Stifel, Nicolaus were $35,727,712, of which $24,571,507 was restricted as to the payment of dividends. In addition, there are restrictions in the Parent's long-term note agreement on payment of dividends by the Parent to its stockholders based on the amount of the Company's cumulative consolidated net income, as defined. At December 31, 1995, $1,864,000 was available for payment of future dividends under such provisions.

Note F -- Employee Benefit Plans

The Company has a profit sharing plan and an employee stock purchase plan (the "ESPP") covering qualified employees as defined in the plans. Contributions to the profit sharing plan were based upon a company match of 50% of the employees' first $500 in annual contributions for the calendar years 1995 and 1994 and the five-month transition period ended December 31, 1993. Contributions prior to the transition period were discretionary. Under the ESPP, the Company contributes 15% of the purchase price of employee stock purchases of the Parent's stock.

The Company also has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $150,000) to total compensation. At December 31, 1995, the plan held and has allocated 247,172 shares of Stifel Financial Corp. common stock valued at $1,637,515.

The following approximate amounts were charged to operations for the periods indicated:

                                                Five Months
                       Calendar Years Ended        Ended       Fiscal Year Ended
                         1995        1994    December 31, 1993    July 30, 1993

Employee Stock
  Purchase Plan       $ 92,600    $112,500        $92,000           $ 94,000
Profit Sharing Plan    165,900     185,000         91,000            442,000
Employee Stock
  Ownership Plan           - -         - -         91,000            442,000

Restricted stock awards were made to certain key employees during fiscal years 1989, 1993, the five-month transition period, and calendar years 1995 and 1994. The shares are restricted as to resale over a five-year service period for awards made in 1989 commencing in 1989, a three- to five-year service period for awards made in 1993 commencing in 1993, a three- to five-year service period for awards made in the transition period commencing in the transition period, a three- to five-year service period for awards made in 1994 commencing in 1994, and a three-year service period for awards made in 1995 commencing in 1995. The restrictions lapse with respect to 20 percent of such shares in fiscal 1991 and 1992 and 30 percent of such shares in fiscal 1993 and the five-month transition period for awards made in 1989. For all other awards, restrictions lapse ratably over the three- and five-year service periods.

The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to operations for the calendar years 1995 and 1994, the five-month transition period, and fiscal year 1993, approximately $86,000, $108,000, $30,000, and $177,000, respectively.

Stifel, Nicolaus also has a deferred compensation plan available to Investment Executives. The amounts charged to operations related to this plan were approximately $468,000, $539,000, $202,000, and $429,000 for the calendar years 1995 and 1994, for the five-month transition period, and for fiscal year 1993, respectively.

Note G -- Stock Option Plans

Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company may grant options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company may grant options up to an aggregate of 100,000 shares. All options under these plans are granted at market value and expire 10 years from the date of grant. The Company has also granted stock options to external board members under a non-qualified plan. These options were granted at market value and are exercisable one year from date of grant and expire 10 years from date of grant. Activity, adjusted for stock dividends distributed, under all plans for the calendar years ended 1995 and 1994, the five-month transition period ended December 31, 1993, and for the year ended July 30, 1993, respectively, is set forth on the following table. All amounts and prices have been adjusted to reflect the 5 percent stock dividends declared September 9, 1992, September 14, 1993, January 24, 1995, and January 23, 1996.

-------------------------------------------------------------------------------
                                                   Shares Under    Option Price
                                                         Option           Range
-------------------------------------------------------------------------------
Outstanding at July 31, 1992 (263,188 exercisable)      401,127   $4.32 - 11.10
-------------------------------------------------------------------------------
Granted                                                   7,230    4.94 -  6.15
Exercised                                               (54,437)   4.32 -  7.25
Cancelled                                                (4,055)   4.94 - 11.10
-------------------------------------------------------------------------------
Outstanding at July 30, 1993 (316,613 exercisable)      349,865   $4.32 -  9.36
-------------------------------------------------------------------------------
Granted                                                  69,183    6.15 -  8.96
Exercised                                               (21,003)   4.83 -  5.96
Cancelled                                                (2,178)   4.32 -  4.94
-------------------------------------------------------------------------------
Outstanding at December 31, 1993 (315,977 exercisable)  395,867   $4.32 -  9.36
-------------------------------------------------------------------------------
Granted                                                  50,336    5.44 -  6.92
Exercised                                               (15,308)   4.83 -  7.25
Cancelled                                               (36,831)   4.32 -  6.46
-------------------------------------------------------------------------------
Outstanding at December 31, 1994 (285,119 exercisable)  394,064   $4.32 -  9.36
-------------------------------------------------------------------------------
Granted                                                  31,763    5.33 -  6.31
Exercised                                               (23,545)   4.83 -  5.66
Cancelled                                               (69,960)   4.32 -  8.95
-------------------------------------------------------------------------------
Outstanding at December 31, 1995 (250,200 exercisable)  332,322   $4.32 -  9.36
-------------------------------------------------------------------------------

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, determine the terms of each option, and cancel, with the consent of an optionee, any option previously granted to such optionee and to grant a new option in place thereof.

Note H -- Legal Proceedings

The Company is a defendant in several lawsuits and arbitrations which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. While results of litigation and arbitration cannot be predicted with certainty, management, based on opinions of outside counsel, has provided for actions most likely of adverse disposition and believes that the effects of resolution of such litigation and arbitration beyond the amounts provided will not have a material adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

During 1995, the SEC completed a formal investigation into possible violations of the federal securities laws in connection with certain municipal bond issues managed by the Company's former Oklahoma City public finance department where the Company was the managing or co-managing underwriter. This investigation resulted in the Company consenting to a final judgement of permanent injunction whereby, among other things, the Company paid approximately $1.1 million in disgorgement and prejudgement interest, and $250,000 in fines.

Additionally, the Company is named in lawsuits filed by The
Oklahoma Turnpike Authority ("OTA") and The State of Oklahoma.
The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The State of Oklahoma seeks $7.6 million in compensatory damages and that these damages be trebled. The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $660 million refinancing should have been paid to the OTA. The State of Oklahoma suit alleges that the Company and two former executives of the Company committed violations of the Racketeer Influenced and Corrupt Organizations ("RICO") Act.
This suit alleges essentially the same facts as are alleged in the OTA suit and were alleged by the SEC in its action against the Company which was settled in August 1995 by the Company without admitting or denying the allegations. Management does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

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

The Company pledges customer securities as collateral for bank loans and to satisfy margin deposits of clearing organizations (see Note B and Note D). In the event such party is unable to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices.

The Company, as a part of its normal brokerage activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to cover such positions. The Company does not engage in proprietary trading of volatile securities such as short options and futures. At December 31, 1995, 74 percent of the value of the Company's short positions consisted of equity securities, and the remainder consisted of debt securities.

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

Note J -- Long-Term Debt

The Parent has outstanding $10,000,000 aggregate principal amount of its 11.25 percent Senior Convertible Notes due September 1, 1997, through September 1, 2000 in equal installments. The notes are convertible into shares of the Company's $.15 par value common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $7.41 per share. Under certain conditions, the notes are redeemable in whole or in part at the option of the Parent by payment of the principal and the accrued interest on the notes to be redeemed plus a premium of 4.1 percent. The premium decreases approximately one percentage point each September 1 from 1996 through 1999. The Company is required to maintain consolidated tangible net worth (as defined by the note agreement) at an amount not less than $22,000,000 as long as any amount remains unpaid. (Also see Note E.)

The Parent has outstanding $760,000 in promissory notes issued for the purchase of Todd Investment Advisors, Inc. The principal of the notes is due on January 2, 1996, with interest at 3.83% per annum of the unpaid balance. Interest charged to operations for these notes was $29,108 and $58,216 for calendar years 1995 and 1994, respectively.

Note K -- Preferred Stock Purchase Rights

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. Each right will entitle the holder to buy 1/100 of a share of a Series A Junior Participating Preferred Stock at an exercise price of $40 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 20 percent or more of the Company's common stock or upon commencement or announcement of intent to make a tender offer for 30 percent or more of the outstanding shares of common stock without prior written consent of the Company. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.05 per right. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase stock of the acquiring company having a market value of twice the exercise price of each right. The rights were issued to shareholders of record at the close of business on July 14, 1987, and expire in July 1997.

Note L -- Income Taxes

The Company's provision (benefit) for income taxes consists of:

                  Year             Year         Five Months          Year
                 Ended            Ended            Ended            Ended
              December 31,     December 31,     December 31,       July 30,
                  1995             1994             1993             1993
              ------------     ------------     ------------       --------
Current:
   Federal      $(59,000)     $(1,601,000)       $1,092,000        $3,448,000
   State         (14,000)      (  382,000)          260,000           775,000
                ---------     ------------       ----------        ----------
                $(73,000)     $(1,983,000)       $1,352,000        $4,223,000

Deferred:
   Federal      $594,000      $(1,401,000)       $ (167,000)       $  (22,000)
   State         142,000         (334,000)          (40,000)           31,000
                --------      ------------       -----------       -----------
                $736,000      $(1,735,000)       $ (207,000)       $    9,000
                --------      ------------       -----------       -----------
                $663,000      $(3,718,000)       $1,145,000        $4,232,000
                ========      ============       ===========       ===========

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate to
(loss) income before income taxes for the following reasons:

                                            Year            Year          Five Months          Year
                                            Ended           Ended            Ended            Ended
                                         December 31,    December 31,     December 31,       July 30,
                                            1995            1994             1993             1993
                                         ------------    ------------     ------------       --------
Federal tax computed at statutory rates    $444,000      $(3,135,000)      $1,040,000       $3,832,000
State income taxes, net of federal
  income tax benefit                         84,000         (450,000)         145,000          532,000
Tax-exempt interest, net of related
  interest expense                          (62,000)        (143,000)          (7,000)        (237,000)
Goodwill amortization                        80,000           80,000            3,000           11,000
Meals and entertainment                      96,000          107,000           12,000           38,000
SEC fine                                     85,000            - -              - -              - -
Increase in cash surrender value of
  life insurance                            (27,000)           9,000          (20,000)           7,000
Other, net                                  (37,000)        (186,000)         (28,000)          49,000
                                           --------      -----------       ----------       ----------
Provision (benefit) for income taxes       $663,000      $(3,718,000)      $1,145,000       $4,232,000
                                           ========      ===========       ==========       ==========

The net deferred tax asset consists of the following temporary differences:

                                                  December 31,   December 31,
                                                      1995           1994
                                                  ------------   ------------
          Deferred Tax Asset
Receivables from customers, principally due to
  allowance for doubtful accounts                 $  314,000     $  417,000
Office equipment and leasehold improvements,
  principally book over tax depreciation             777,000        784,000
Deferred compensation                                693,000        669,000
Deferred revenue                                     171,000        217,000
Investments, principally due to valuation
  allowance                                          155,000        242,000
Provision for litigation and settlements             644,000      1,017,000
Receivables from officers and employees,
  principally due to allowance for
  doubtful accounts                                1,169,000        997,000
Accrued expenses                                     485,000        681,000
Other                                                  8,000          9,000
                                                  ----------     ----------
    Deferred Tax Asset                             4,416,000      5,033,000
                                                  ----------     ----------
          Deferred Tax Liability
Intangible assets, principally tax over book
  amortization                                      (220,000)      (215,000)
Investment fee revenue installment receivable       (294,000)      (180,000)
                                                  ----------     ----------
    Total Gross Deferred Tax Liability              (514,000)      (395,000)
                                                  ----------     ----------
        Net Deferred Tax Asset                    $3,902,000     $4,638,000
                                                  ==========     ==========

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. Based on the Company's historical earnings, future expectations of taxable income, and the future reversals of gross deferred tax liability, management believes it is more likely than not that the Company will realize the gross deferred tax asset.

For years prior to the adoption of SFAS No. 109, "Accounting for Income Taxes," the components of deferred income taxes are as follows:

                                                    Year Ended
                                                  July 30, 1993
                                                  -------------
Accruals currently not deductible                   $ 259,000
Depreciation and amortization                         (55,000)
Deferred compensation                                (143,000)
Bad debts                                              58,000
Unrealized gains and losses                            35,000
Other, net                                           (145,000)
                                                    ---------
Deferred income taxes                               $   9,000
                                                    =========

Note M -- Related Party Transactions

Three directors and one former director of the Parent are associated with firms which provide legal and consulting services to the Company. Additionally, several employees of Stifel, Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations in the aggregate approximately $1,283,000, $1,369,000, $315,000, and
$386,000 for calendar years 1995 and 1994, the five-month transition period ended December 31, 1993, and the fiscal year 1993, respectively, for these services.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $623,000 at December 31, 1995, and $530,000 at December 31, 1994.

The Company has receivables aggregating $1,976,000 at December 31, 1995 and 1994, from two former employees who were also directors and officers of the Company. These receivables arose from employment contracts which were to be earned or forgiven if performance criteria defined in the contracts were met. In 1994, the employees terminated with the Company. The Company filed suits to recover the balance of the receivables.

Note N -- Transition Period and Comparable Prior Year

The Company changed its fiscal year from the last Friday in July to a calendar year-end. Comparative results of operations are shown below:

                                                                           Five-Month
                                          Calendar Year Ended              Transition       Five Months Ended
                                  December 31, 1994  December 31, 1993    Period Ended      December 31, 1992
                                                        (unaudited)     December 31, 1993      (unaudited)
                                  ---------------------------------------------------------------------------
   Revenues
Commissions                            $ 25,407,000    $ 28,396,000       $ 11,949,000        $ 10,008,000
Principal transactions                   22,567,000      23,232,000          9,313,000          11,282,000
Investment banking                       11,969,000      30,285,000         10,885,000          11,151,000
Interest                                 10,918,000       9,316,000          4,057,000           4,101,000
Sale of investment company shares         9,674,000      12,133,000          4,906,000           3,514,000
Sale of unit investment trusts            2,736,000       3,728,000          1,362,000             854,000
Sale of insurance products                2,207,000       2,382,000          1,263,000             496,000
Other revenues                            8,448,000       6,088,000          2,720,000           3,469,000
                                       ------------    ------------       ------------        ------------
  Total Revenues                         93,926,000     115,560,000         46,455,000          44,875,000
                                       ------------    ------------       ------------        ------------
   Expenses
Employee compensation and benefits       60,652,000      72,219,000         29,421,000          25,878,000
Commissions and floor brokerage           2,120,000       2,410,000            845,000             920,000
Communications and office supplies        8,045,000       7,181,000          3,090,000           2,745,000
Occupancy and equipment rental            9,397,000       7,798,000          3,333,000           3,183,000
Promotional                               2,868,000       3,068,000          1,231,000           1,088,000
Interest                                  6,138,000       4,798,000          1,763,000           2,312,000
Provision for litigation and bad debts    2,467,000         907,000            473,000           1,105,000
Restructuring charge                      2,672,000               0                  0                   0
Other expenses                            8,788,000       7,290,000          3,239,000           3,203,000
                                       ------------    ------------       ------------        ------------
  Total Expenses                        103,147,000     105,671,000         43,395,000          40,434,000
                                       ------------    ------------       ------------        ------------
  Pre-tax income (loss)                  (9,221,000)      9,889,000          3,060,000           4,441,000
  Income tax provision (benefit)         (3,718,000)      3,658,000          1,145,000           1,719,000
                                       ------------    ------------       ------------        ------------
    Net income (loss)                  $ (5,503,000)   $  6,231,000       $  1,915,000        $  2,722,000
                                       ============    ============       ============        ============

Note O -- Acquisition

On December 28, 1993, the Company purchased all of the outstanding stock of Todd Investment Advisors, Inc. (Todd), an investment advisory firm registered with the SEC under the Investment Advisory Act of 1940, for $1,780,000 in cash and $1,520,000 in promissory notes, payable in two installments. The transaction was accounted for as a purchase and resulted in the recognition of goodwill of approximately $3,201,000, which is being amortized on a straight-line basis over a fifteen-year period.

Unaudited pro forma financial data for the combined operations, assuming the transaction had taken place at the beginning of the periods presented, follows:

                              Five-Month
                              Transition
                             Period Ended         Fiscal Year Ended
                           December 31, 1993        July 30, 1993
                           -----------------      -----------------
Revenue                        $47,251,000          $115,379,000
Net income                       1,945,000             7,102,000
Primary earnings per share            0.43                  1.61

Note P -- Plan of Restructuring

During the fourth quarter of 1994, the Board of Directors of the Parent approved a restructuring and downsizing plan for the Company to be implemented beginning in December 1994, which involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. The plan was completed during 1995. Following is a summary of activity in the accounts related to the restructuring accrual recorded at December 31, 1994:

<CAPTIONS>
                                                                                 Adjustments
                                                      Balance                     Recorded       Balance
                                                    December 31,    Payments/       Through     December 31,
                                                       1994          Charges       Operations      1995
                                                    ---------------------------------------------------------
Net lease commitments for closed offices             $1,400,000    $  440,153      $ 64,387        $895,460
Severance pay, extended benefits, and receivables
  written off for terminated employees                  695,000       627,270         1,215          66,515
Contractual commitments                                 191,000        61,000       130,000             - -
Abandonment of leasehold improvements                   206,000       197,271           - -           8,729
                                                     ----------    ----------      --------        --------
Total                                                $2,492,000    $1,325,694      $195,602        $970,704
                                                     ==========    ==========      ========        ========

The severance pay accrual as of December 31, 1994, disclosed in the above table has been amended from amounts previously reported to reflect the reclassification of a $180,000 reserve for bonus notes, which has been reclassified to conform to the 1995 presentation. The balances at December 31, 1995 and December 31, 1994 are included in the statement of financial condition under the caption Accounts payable and accrued expenses.

During the year, the Parent Company's Board of Directors reversed its decision regarding the payment of certain philanthropic commitments which had been accrued in 1994 as part of the restructuring charge and included in "Contractual commitments" above. As a result of this decision, $130,000 related to accrued contractual commitments was reversed and credited to operations in 1995.

Note Q -- Sale of Oklahoma-Based Assets

On May 25, 1995, the Company sold the majority of the assets of its Oklahoma-based operations to Capital West Financial Corporation ("Capital West"). Capital West is primarily owned by former employees of the Company. Included in the sale were the majority of the assets related to the Company's retail offices in Oklahoma, several retail offices in Texas, and the Oklahoma-based public finance, institutional trading, and sales departments.
The Company received cash, secured and senior notes, and warrants to purchase a minority interest in Capital West. In addition, Capital West assumed or subleased certain office and equipment lease obligations of the Company. The sale resulted in the reduction of approximately 70 investment executives and approximately 50 support staff located in 26 branch offices.

The Company received secured and senior notes with a face amount of $1,850,000 bearing interest at a 10% annual rate with the final payments due May 24, 2000, in connection with the sale of its Oklahoma-based assets. The notes were recorded at a discounted rate of 17%. The Company has deferred recognition of the gain on the sale in the amount of $570,120 and has deferred recognition of any interest income related to the notes until such time that Capital West has demonstrated the ability to generate earnings and cash flow to fund interest and principal payments when scheduled. The notes receivable net of the discount of $335,617 and deferred gain of $570,120 are included in the statement of financial condition under the caption "Miscellaneous other assets" at December 31, 1995.

Pro forma financial information assuming the transaction had taken place at the beginning of the year is presented below:

Unaudited Pro Forma Combined Results of Operations

                                   Year Ended
                                December 31, 1995
                                -----------------
Revenue                            $85,845,916
Net income                         $   770,252
Net income per primary share       $      0.17

The above pro forma results do not purport to be indicative of results which actually would have occurred had the sale been made on January 1, 1995.

Note R -- Subsequent Event

On January 23, 1996, the Company's Board of Directors approved a 5 percent stock dividend to be distributed and $.03 per share cash dividend to be paid on February 20, 1996, to shareholders of record on February 6, 1996. All shares issued and earnings per share amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the 5 percent stock dividend.

Note S -- Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued
Statements of Financial Accounting Standards (SFAS) 121,
"Accounting for the Impairment of Long-Lived Assets to Be
Disposed of," and SFAS 123, "Accounting for Stock-Based
Compensation," both effective in fiscal years beginning after December 15, 1995. Management does not believe adoption of these standards will have a material impact on the Company's consolidated financial statements.

(b) Supplementary Financial Information


Quarterly Results
Stifel Financial Corp. and Subsidiaries

Quarterly Operating Results (Unaudited)

                                                  (Loss)                        Primary      Fully Diluted
                                                Earnings          Net            (Loss)          (Loss)
                                                 Before          (Loss)         Earnings        Earnings
                                Revenue       Income Taxes       Income         Per Share       Per Share
--------------------------- ------------------ --------------- ---------------- ---------------- -------
Year 1995 By Quarter
First                       $21,895,000        $ (318,000)     $ (183,000)       $ (.04)         $(.04)
Second                       25,748,000           593,000         348,000           .08            .08
Third                        23,055,000           482,000         162,000           .04            .04
Fourth                       24,662,000           550,000         317,000           .07            .07
--------------------------- ------------------ --------------- ---------------- ---------------- -------
Year 1994 By Quarter
First                       $25,827,000          $289,000        $179,000        $  .04          $ .04
Second                       22,746,000        (1,224,000)       (731,000)         (.16)          (.16)
Third                        23,573,000          (681,000)       (420,000)         (.10)          (.10)
Fourth                       21,780,000        (7,605,000)     (4,531,000)        (1.05)         (1.05)
--------------------------- ------------------ --------------- ---------------- ---------------- -------
Transition Period 1993
First Quarter               $28,916,000        $2,540,000      $1,603,000        $  .35          $ .30
November and December        17,539,000           520,000         312,000           .07            .07
--------------------------- ------------------ --------------- ---------------- ---------------- -------

During 1995, the Company filed quarterly reports on Form 10-Q with the Securities and Exchange Commission and reported quarterly results to shareholders. The 1995 annual audit resulted in the Company recording several adjustments which affected the previously reported results of operations for each quarter. The quarterly results as adjusted are reflected in the preceding table. Following is a summary of the adjustments by quarter and their effect on previously reported net income and earnings per share data.

-------------------------------------------------------------------------------------------------------------------------
Year Ended 1995 -- Increase/(Decrease)                   First Quarter    Second Quarter   Third Quarter   Fourth Quarter
-------------------------------------------------------------------------------------------------------------------------
Net income as previously reported                         $  68,000         $292,000         $241,000        $264,000
Adjustments:
   Accrued revenues                                             - -              - -              - -          88,000
   Employee compensation and benefits                       (58,000)          10,000           10,000         108,000
   Valuation of investments                                (100,000)             - -              - -          25,000
   Allowance for doubtful receivables                      (280,000)         100,000              - -             - -
   Write-down of fixed assets                                   - -              - -              - -        (195,000)
   Other                                                        - -              - -              - -          87,000
   Deferred tax provision                                       - -              - -          (97,000)            - -
   Tax effect of above                                      187,000          (54,000)           8,000         (60,000)
                                                          ----------        --------         ---------       ---------
Net (loss) income as reported above                       $(183,000)        $348,000         $162,000        $317,000
                                                          ==========        ========         =========       =========
--------------------------------------------------------- ---------------- ----------------- --------------- ----------
Primary earnings per share as previously reported         $    .02          $   .07          $   .06         $   .06
Effect of adjustments                                         (.06)             .01             (.02)            .01
                                                          --------          -------          -------         -------
Primary (loss) earnings per share as reported above       $   (.04)         $   .08          $   .04         $   .07
--------------------------------------------------------- ---------------- ----------------- --------------- ----------
Fully diluted earnings per share as previously reported   $    .02          $   .07          $   .06         $   .06
Effect of adjustments                                         (.06)             .01             (.02)            .01
                                                          --------          -------          -------         -------
Fully diluted (loss) earnings per share as reported above $   (.04)         $   .08          $   .04         $   .07
--------------------------------------------------------- ---------------- ----------------- --------------- ----------