Form 10-K405, Exhibit 13
period 1996-12-31
STIFEL FINANCIAL CORP
filed 1997-03-24
CIK 720672

Management's Financial Discussion

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

Results of any individual period should not be considered representative of future profitability. Many of the Company's activities are sensitive to a variety of factors, including the securities trading volume, the volatility and price level of securities markets, the demand for investment banking services, the level and volatility of interest rates, and investor sentiment. A portion of the Company's expenses are relatively fixed and do not vary with market activity. Consequently, sustained periods of reduced transaction activity or loss of clients may adversely affect profitability.

The Company faces increasing competition from other financial institutions such as commercial banks, thrifts, and investment firms. Certain financial services, traditionally provided only by securities firms, are increasingly being provided by these other financial institutions.

The business environment for the securities industry during 1996 was one of the most prosperous in recent years. New investors, larger holdings, and increased activity fueled record market volume and prices. Individuals continued to evolve from savers to investors as strong corporate earnings, low interest rates, and low inflation boosted the equity markets.

Historically, a significant source of the Company's investment banking revenues originated from Oklahoma municipal securities issuances. During the last three years, the Company's municipal investment banking business has been adversely impacted by general municipal finance industry conditions and the negative publicity surrounding a formal investigation and subsequent enforcement actions by the Securities and Exchange Commission relating to certain municipal bond issues managed by the Company's Oklahoma municipal finance department (see Note H of the Notes to Consolidated Financial Statements filed herein). Additionally, during 1995, the Company sold its Oklahoma operations (see Note O of the Notes to Consolidated Financial Statements filed herein), enabling the Company to focus on its retail sales, fee-based money management services, equity research, corporate finance, and the St. Louis-based municipal finance department.

Results of Operations

The following table summarizes amounts and percentages of changes in the major categories of revenues and expenses for the periods indicated:

                                                   Year Ended                      Year Ended
                                          December 31,    December 31,    December 31,     December 31,
Increase (Decrease)                           1996    vs.    1995             1995    vs .    1994
------------------------------------------------------------------------------------------------------
Amounts in thousands                         Amount        Percentage        Amount         Percentage
------------------------------------------------------------------------------------------------------
Revenues:
   Commissions                              $ 5,184           13.4%         $ 1,430             3.8%
   Principal transactions                      (864)          (4.2)          (4,278)          (17.4)
   Investment banking                         4,132           34.1             (513)           (4.1)
   Interest                                     772            5.9            2,084            19.1
   Other                                      5,229           46.9            2,711            32.1
                                            -------          ------         -------         --------
                                            $14,453           15.2%         $ 1,434             1.5%
                                            =======          ======         =======         ========
Expenses:
   Employee compensation and benefits       $ 9,578           16.7%         $(3,465)          (5.7)%
   Commissions and floor brokerage              322           13.9              199            9.4
   Communications and office supplies          (857)         (11.2)            (394)          (4.9)
   Occupancy and equipment rental              (629)          (8.0)          (1,513)         (16.1)
   Interest                                    (115)          (1.4)           2,174           35.4
   Litigation, settlements, and bad debts     1,682          104.5             (857)         (34.7)
   Restructure charge                             0              0           (2,672)        (100.0)
   Other operating expenses                     177            1.9           (2,566)         (22.0)
                                            -------          ------         -------         --------
                                            $10,158           10.8%         $(9,094)          (8.8)%
                                            =======          ======         =======         ========

1996 As Compared to 1995

The Company recorded $.71 earnings per primary share in 1996 compared to $.14 earnings per primary share in 1995. The increase in earnings per share was attributed principally to the growth in revenues to $109.8 million in 1996 from $95.4 in 1995.

The Company experienced a $14.5 million (15.2%) growth in total revenues in 1996 over 1995 revenues, increasing to $109.8 million from $95.4 million. Total revenues in 1996 were the second highest in the Company's history. Average revenues per Investment Executive increased $43,000 (22.2%) to $237,000 from $194,000 due to the addition of higher producing Investment Executives in conjunction with industry-wide record performance and growth which was attributed in part to increased corporate profits and continued low interest rates.

Revenue from commissions, which includes sale of investment company shares and sale of insurance products, increased $5.2 million (13.4%) to $43.9 million from $38.7 million as a result of strong markets and increased production per Investment Executive referred to above.

Principal transactions, which accounts for over-the-counter sales and trading profits and losses on securities the Company held as principal to meet investors' needs, decreased $900,000 (4.2%) to $19.5 million from $20.4 million primarily as a result of decreased trading in fixed income products -- municipal and corporate debt which decreased $3.0 million (22.5%) to $10.5 million from $13.5 million due to continued low interest rates which fueled investors' demands for the higher returns generated by the equity products. This decrease was offset by an increase in over-the-counter principal sales credits and trading profits of $1.9 million (36.9%) to $7.4 million from $5.5 million. The increase was due to improved trading profits and continued strong demand for the over-the-counter equity products.

Investment banking, which consists of revenue derived from underwriting corporate and municipal securities and advisory fees, increased $4.1 million (34.1%) to $16.2 million from $12.1 million largely as a result of an increase in corporate finance revenues. Favorable market conditions fueled corporate new issue underwritings. Revenue for new issue corporate underwritings and financial advisory fees, primarily for regional financial institutions and Real Estate Investment Trusts ("REITs"), increased $2.8 million (39.1%) to $10.1 million from $7.3 million. Municipal investment banking revenues, which includes fee income, increased $900,000 to $3.8 million from $2.9 million as the number of awards as senior manager for underwritings increased to 34 in 1996 from 24 in 1995.

Interest income is derived principally from financing customers' margin accounts. Interest income increased $772,000 (5.9%) to $13.7 million from $13.0 million as a result of increased borrowing by customers to finance their investments.

Other income increased $5.2 million (46.9%) to $16.4 million from $11.2 million principally due to a one-time gain of $3.3 million on an investment resulting from the exercise of warrants generated by the corporate finance department related to an underwriting and the ultimate sale of the shares received for the exercise of those warrants. Additionally, managed account fees, which are derived from management of customers' investment portfolios, increased $1.4 million (137.0%) to $2.5 million from $1.1 million due principally to the growth of the managed account program which was introduced in November 1994.

Total expenses increased $10.2 million (10.8%) to $104.2 million from $94.0 million largely as a result of increased compensation and benefits, which increased $9.6 million (16.7%) to $66.8 million from $57.2 million, and litigation, settlements, and bad debts, which increased $1.7 million (104.5%) to $3.3 million from $1.6 million.

The fixed portion of compensation and benefits, principally salaries, remained virtually unchanged from 1995. The variable portion of total compensation and benefits, principally Investment Executive compensation and incentive compensation payments, increased coincidentally with increased production and profitability.

Commission and floor brokerage increased $300,000 (13.9%) to $2.6 million from $2.3 million coincidentally with increased commission revenue discussed in the aforementioned increase in commission revenue.

Communications and office supplies and occupancy and equipment rental decreased $900,000 (11.2%) to $6.8 million from $7.7 million and $600,000 (8.0%) to $7.3 million from $7.9 million, respectively, principally due to the sale of the Oklahoma offices (see Note O of the Notes to Consolidated Financial Statements filed herein).

Litigation, settlements, and bad debt increased $1.7 million (104.5%) to $3.3 million from $1.6 million due principally to settlements of claims against Stifel, Nicolaus resulting from activities initiated in an office which was closed in 1995.

1995 As Compared to 1994

For 1995, the Company had net income of $644,000, or $.14 per primary share, on revenues of $95.4 million. During the year ended December 31, 1994, the Company had a net loss of $5.5 million, or $1.17 per primary share, on revenues of $93.9 million. The loss in 1994 included a one-time restructuring charge of $2.7 million.

Revenues for 1995 increased in commissions, interest income, and other revenue, but declined in principal transactions. Commission revenue increased $1.4 million (3.8%) to $38.7 million in 1995 from $37.3 million in 1994 despite the reduction in the number of Investment Executives which resulted from the sale of the Company's Oklahoma-based operations and the restructuring plan of 1994. The number of Investment Executives decreased by 79 (21.8%) to 283 at December 31, 1995, from 362 at December 31, 1994. Despite this decline, average production per Investment Executive increased $17,000 (9.6%) to $194,000 from $177,000.

Principal transactions decreased $4.3 million (17.4%) to $20.3 million from $24.6 million largely as a result of decreased fixed income trading activity.

Investment banking decreased only slightly in 1995, $500,000 (4.1%) to $12.1 million from $12.6 million. Public finance-related fee income decreased significantly, $2.4 million (58.8%) to $1.6 million from $4.0 million, due to the negative publicity surrounding the SEC's investigation into certain municipal finance underwritings by the Company's Oklahoma City public finance department and the reduced number of transactions by municipalities experienced industry-wide. These decreases were offset by an increase in corporate finance-related investment banking revenue which increased $3.8 million (279.6%) to $5.2 million from $1.4 million largely as a result of increased public offerings, particularly for financial institutions and real estate investment trusts (REITs). In addition, underwriting and syndicate participation fees and profits on trading new underwriting issues decreased $1.8 million primarily as a result of the aforementioned decreased municipal finance activity.

Interest income increased $2.1 million (19.1%) to $13.0 million from $10.9 million, and net interest (interest income less interest expense) decreased $90,000. The revenue increase is primarily due to higher customer borrowings which resulted from increased retail investor activity experienced industry-wide. Because of the generally corresponding increase in borrowings by the Company to finance the purchase of marketable securities and underwrite new securities issues, the net interest retention percentage decreased from 43.8% to 36.1%.

Other revenue increased $2.7 million (32.1%) to $11.1 million from $8.4 million primarily as a result of increases in managed account fees, money market distribution fees, clearing revenues, and realized gains on sale of investments, which increased approximately $1.0 million, $800,000, $500,000, and $400,000, respectively. Managed account fees increased because of the introduction of the managed account program in late 1994. Management expects the managed account fees to continue to grow, which are generated by charging a fixed rate for managing investment portfolios of customers. Realized gain on sale of investments increased primarily due to sales of investments held by the Company's venture capital subsidiary. Money market distribution fees increased because of higher levels of customer funds invested in money market funds and the Company's switch to omnibus processing of these funds. Clearing revenues increased as a direct result of the clearing for Capital West Securities, Inc., the broker-dealer subsidiary of Capital West, which began in June 1995.

Total expenses decreased $9.0 million (8.8%) to $94.1 million from $103.1 million. With the exception of commissions and floor brokerage and interest expense, all expense categories decreased for the year as a result of the sale of the Oklahoma-based operations and the downsizing and restructuring plan implemented in the fourth quarter of 1994. The Company charged $2.7 million to operations related to this plan in the fourth quarter of 1994. There were no expenses related to that plan charged to operations in 1995.

Employee compensation and benefits decreased $3.5 million (5.7%) to $57.2 million from $60.7 million. Investment Executives' aggregate compensation decreased $1.9 million, which was directly attributable to the decrease in aggregate revenue production. Profitability and production-based incentive compensation increased $2.1 million due to increased profitability and achievement of production goals. Salaries and benefits decreased $4.6 million (17.8%) to $21.2 million from $25.8 million. Total full-time and part-time salaried employees decreased by 93 to 417 from 510. Commissions and floor brokerage increased $199,000 (9.4%) to $2.3 million from $2.1 million as a result of increased agency commissions. Communications and office supplies and occupancy and equipment rental expenses decreased $394,000 (4.9%) to $7.7 million from $8.0 million and $1.5 million (16.1%) to $7.9 million from $9.4 million, respectively.

Interest expense increased $2.2 million (35.4%) to $8.3 million from $6.1 million due primarily to increased levels of short-term borrowings by the Company and its customers and increased average borrowing rates. The average level of short-term borrowings from banks for the year was $61.4 million as compared to $59.0 million for 1994. The average interest rate charged for these borrowings was 6.57% for 1995 as compared to 4.90% for 1994. The Company's borrowings increased due to decreased available capital which resulted primarily from the operating loss in 1994.

Other operating expenses decreased $2.6 million (22.0%) to $9.1 million from $11.7 million. Included in the caption "Other operating expenses" are legal fees which increased $600,000 due to continuing litigation surrounding certain municipal bond issues and transactions completed by the Company's former Oklahoma City-based public finance department. Management expects legal fees to decrease in 1996.

Litigation, settlements, and bad debts decreased $857,000 (34.7%) to $1.6 million from $2.5 million in 1994. The charges in 1995 include an amount for doubtful collection related to notes and advances receivable of former employees and provision for settlements of Oklahoma suits. The 1994 charges included doubtful collection of employee note receivables and advances of $2.0 million.

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

During the year ended December 31, 1996, cash and cash equivalents increased $1.6 million. Cash used for operating activities totaled $44.1 million due primarily to increases in operating receivables as a result of increased borrowings by customers.

The decrease in cash used for operating activities was funded by short-term borrowings which increased by $46.0 million.

The Company has $2.6 million in receivables from Investment Executives and other employees who terminated employment with the Company. The Company intends to vigorously pursue collection of these receivables and does not anticipate that the outcome of these activities will adversely affect liquidity or capital resources.

The first installment of the Company's long-term debt is due September 1, 1997, in the amount of $2.5 million. Management believes that funds from operations and available informal short-term credit arrangements of $82.6 million at December 31, 1996, will provide sufficient resources to meet its present and anticipated financing needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 1996, Stifel, Nicolaus had net capital of approximately $24.2 million, which exceeded the minimum net capital requirements by approximately $19.2 million.

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

The Company adopted Statements of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed of," and SFAS 123, "Accounting for Stock-Based Compensation," during the year ended December 31, 1996. The adoption of these new standards did not have a material impact on the Company's consolidated financial statements.

The Financial Accounting Standards Board has also issued SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Management believes the adoption of this standard will not have a material impact on the Company's consolidated financial statements.

Independent Auditors' Report

To the Board of Directors and Stockholders of Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 1996, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1995 and 1994, were audited by other auditors whose report, dated February 25, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1996 consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.




February 25, 1997
St. Louis, Missouri

Consolidated Statements Of Financial Condition
--------------------------------------------------------------------------------------------
           (In thousands)                              December 31, 1996   December 31, 1995
--------------------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                                       $  7,960            $  6,344
                                                                --------            --------
Cash segregated for the exclusive benefit of customers               483                 776
                                                                --------            --------
Receivable from brokers and dealers:
  Securities failed to deliver                                       617               1,790
  Deposits paid for securities borrowed                           10,284               4,912
  Settlement balances with clearing organizations                  3,935               9,722
                                                                --------            --------
                                                                  14,836              16,424
                                                                --------            --------
Receivable from customers, net of allowance for doubtful
  accounts of $582 and $805, respectively                        235,216             156,904
                                                                --------            --------
Securities owned, at fair value:
  U.S. Government obligations                                      3,619               6,529
  State and municipal obligations                                  9,506               7,111
  Corporate obligations                                            3,502               2,394
  Corporate stocks                                                 2,286               3,487
                                                                --------            --------
                                                                  18,913              19,521
                                                                --------            --------
Memberships in exchanges, at cost                                    513                 513
Office equipment and leasehold improvements, at cost,
  net of allowances for depreciation and amortization of
  $10,125 and $12,517, respectively                                2,233               3,015
Goodwill, net of accumulated amortization of $1,107
  and $827, respectively                                           4,488               3,985
Notes receivable from and advances to officers and
  employees, net of allowance for doubtful receivables of
  $2,552 and $3,002, respectively                                  3,373               4,328
Refundable income taxes                                              358                 254
Deferred tax asset                                                 3,671               3,902
Other assets                                                       9,005              10,809
                                                                --------            --------
    TOTAL ASSETS                                                $301,049            $226,775
                                                                ========            ========

Consolidated Statements Of Financial Condition
--------------------------------------------------------------------------------------------
           (In thousands except per share amounts)     December 31, 1996   December 31, 1995
--------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
------------------------------------
Short-term borrowings from banks                                $132,400            $ 86,450
                                                                --------            --------
Payable to brokers and dealers:
  Securities failed to receive                                       421               2,572
  Deposits received from securities loaned                        46,727              20,555
                                                                --------            --------
                                                                  47,148              23,127
                                                                --------            --------
Payable to customers                                              32,095              31,806
Securities sold, but not yet purchased, at fair value              3,229               2,744
Drafts payable                                                    15,287              17,867
Accrued employee compensation                                     14,756               9,526
Obligations under capital leases                                     581                 774
Accounts payable and accrued expenses                              7,801               8,876
Long-term debt                                                    10,000              10,760
                                                                --------            --------
              Total                                              263,297             191,930
                                                                --------            --------
Subordinated note                                                    - -                  50
                                                                --------            --------
Stockholders' equity:
  Preferred stock -- $1 par value; authorized
    3,000,000 shares; none issued
  Common stock -- $.15 par value; authorized 10,000,000
    shares; issued 4,767,715 and 4,540,890 shares,
    respectively; outstanding 4,632,260 and 4,357,665
    shares, respectively                                             715                 681
  Additional paid-in capital                                      21,403              19,622
  Retained earnings                                               16,733              15,754
                                                                --------            --------
                                                                  38,851              36,057
                                                                --------            --------
  Less:
    Treasury stock, at cost 135,455 and 183,225
      shares, respectively                                           892              1,162
    Unamortized expense of restricted stock awards                   207                100
                                                                --------           --------
              Total Stockholders' Equity                          37,752             34,795
                                                                --------           --------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $301,049           $226,775
                                                                ========           ========

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Operations
---------------------------------------------------------------------------------------------------
                                              Year Ended          Year Ended          Year Ended
(In thousands, except per share amounts)  December 31, 1996   December 31, 1995   December 31, 1994
---------------------------------------------------------------------------------------------------
Revenues
--------
Commissions                                   $ 43,900             $ 38,716           $ 37,286
Principal transactions                          19,498               20,362             24,640
Investment banking                              16,253               12,121             12,634
Interest                                        13,774               13,002             10,918
Other                                           16,388               11,159              8,448
                                              --------             --------           --------
                                               109,813               95,360             93,926
                                              --------             --------           --------
Expenses
--------
Employee compensation and benefits              66,765               57,187             60,652
Commissions and floor brokerage                  2,641                2,319              2,120
Communications and office supplies               6,794                7,651              8,045
Occupancy and equipment rental                   7,255                7,884              9,397
Interest                                         8,197                8,312              6,138
Litigation, settlements, and bad debts           3,292                1,610              2,467
Restructuring charge                               - -                  - -              2,672
Other operating expenses                         9,267                9,090             11,656
                                              --------             --------           --------
                                               104,211               94,053            103,147
                                              --------             --------           --------
Income (loss) before income taxes                5,602                1,307             (9,221)
Provision (benefit) for income taxes             2,209                  663             (3,718)
                                              --------             --------           --------
Net income (loss)                             $  3,393             $    644           $ (5,503)
                                              ========             ========           ========

Earnings (Loss) Per Common Share
and Share Equivalents
--------------------------------
Net income (loss) per share:
  Primary earnings (loss) per share           $   0.71             $   0.14           $  (1.17)
  Fully diluted earnings (loss) per share     $   0.64             $   0.14           $  (1.17)

All earnings per share amounts have been adjusted to reflect the 5 percent stock dividend declared January 21, 1997.

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Stockholders' Equity
                                                                                                              Unamortized
                                                             Additional                                        Expense of
                                            Common Stock       Paid-In    Retained        Treasury Stock       Restricted
(In thousands, except share amounts)     Shares      Amount    Capital    Earnings       Shares     Amount    Stock Awards   Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994              4,119,239     $617     $17,269     $24,162     $(150,453)  $(1,240)      $(199)     $40,609
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Cash dividends --
  common stock ($.09 per share)                                               (356)                                            (356)
Purchase of treasury shares                                                             (188,964)   (1,417)                  (1,417)
Employee benefit plans                                              88                    72,883       614                      702
Stock options exercised                                            (34)                   13,884       115                       81
Restricted stock awards granted                                    (87)                   24,500       194        (107)         - -
Amortization of restricted stock awards                                                                            108          108
Stock benefits                                                                                60         1                        1
Dividend reinvestment                                                                        151         1                        1
Net loss for the year                                                       (5,503)                                          (5,503)
5% stock dividend                         205,712       32       1,255      (1,287)      (11,397)                               - -
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Balance at December 31, 1994            4,324,951      649      18,491      17,016      (239,336)   (1,732)       (198)      34,226
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Cash dividends --
  common stock ($.12 per share)                                               (500)                                            (500)
Purchase of treasury shares                                                              (88,656)     (547)                    (547)
Employee benefit plans                                            (195)                  132,173       948                      753
Stock options exercised                                            (36)                   22,425       159                      123
Restricted stock awards granted                                    (14)                   13,000        96         (82)         - -
Restricted stock awards forfeited                                    3                   (16,125)      (96)         79          (14)
Amortization of restricted stock awards                                                                            101          101
Dividend reinvestment                                               (1)                    2,019        10                        9
Net income for the year                                                        644                                              644
5% stock dividend                         215,939       32       1,374      (1,406)       (8,725)                               - -
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Balance at December 31, 1995            4,540,890      681      19,622      15,754      (183,225)   (1,162)       (100)      34,795
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Cash dividends --
  common stock ($.09 per share)                                               (405)                                            (405)
Stock rights redemption --
  common stock ($.05 per share)                                               (223)                                            (223)
Purchase of treasury shares                                                              (69,713)     (520)                    (520)
Employee benefit plans                                            (132)                  118,953       753                      621
Stock options exercised                                             (1)                      615         4                        3
Restricted stock awards                                            162                     3,000        20        (182)         - -
Amortization of restricted stock awards                                                                             75           75
Dividend reinvestment                                                                      1,365        13                       13
Net income for the year                                                      3,393                                            3,393
5% stock dividend                         226,825       34       1,752      (1,786)       (6,450)                               - -
                                        ---------     ----     -------     -------     ---------   -------       -----      -------
Balance at December 31, 1996            4,767,715     $715     $21,403     $16,733      (135,455)    $(892)      $(207)     $37,752
                                        =========     ====     =======     =======     =========   =======       =====      =======

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Cash Flows
                                                    Year Ended          Year Ended          Year Ended
(In thousands)                                  December 31, 1996   December 31, 1995   December 31, 1994
---------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income (loss)                                    $  3,393            $    644            $ (5,503)
                                                     --------            --------            --------
Noncash items included in earnings:
  Depreciation and amortization                         1,664               1,990               2,572
  Provision for litigation and bad debts                  905               1,610               2,467
  Unrealized loss (gain) on investments                    28                 (57)                (96)
  Bonus notes amortization                              1,213               1,033               1,134
  Deferred compensation                                   571                 468                 538
  Amortization of restricted stock awards
    and stock benefits                                     75                  84                 107
  Deferred tax provision (benefit)                        231                 736              (1,735)
  Restructuring charge                                    - -                 - -               2,672
                                                     --------            --------            --------
                                                        8,080               6,508               2,156
(Increase) decrease in operating receivables:
  Customers                                           (78,291)            (17,005)             13,474
  Brokers and dealers                                   1,588               5,409              (4,548)
Increase (decrease) in operating payables:
  Customers                                               289               7,437             (11,955)
  Brokers and dealers                                  24,020             (23,268)             21,873
Decrease (increase) in assets:
  Cash and U.S. Government securities segregated
    for the exclusive benefit of customers                293                 540                 (54)
  Securities owned                                        608               3,798              63,191
  Notes receivable from officers and employees         (1,030)             (1,190)             (5,427)
  Other assets                                           (560)             (2,125)             (1,779)
Increase (decrease) in liabilities:
  Securities sold, not yet purchased                      485              (1,508)                345
  Drafts payable, accounts payable and accrued
    expenses, and accrued employee compensation           397                 212              (1,919)
                                                     --------            --------            --------
Cash (Used For) Provided By Operating Activities      (44,121)            (21,192)             75,357
                                                     --------            --------            --------

Consolidated Statements Of Cash Flows
                                                    Year Ended          Year Ended          Year Ended
(In thousands)                                  December 31, 1996   December 31, 1995   December 31, 1994
---------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operating --
  Activities From Previous Page                       (44,121)            (21,192)             75,357
                                                     --------            --------            --------
Cash Flows From Financing Activities
Net proceeds (payments) for short-term
  borrowings from banks                                45,950              20,800             (71,300)
Proceeds from:
  Employee stock purchase plan                            617                 755                 613
  Exercised stock options                                   3                 124                  81
  Subordinated borrowings                                 - -                 - -                  50
  Dividend reinvestment plan                               13                  10                   1
Payments for:
  Settlement of long-term debt                           (760)               (760)                - -
  Purchases of stock for treasury                        (520)               (547)             (1,417)
  Principal payments under capital lease obligation      (433)               (256)               (710)
  Subordinated borrowings                                 (50)                - -                 - -
  Cash dividends and rights redemption                   (626)               (500)               (356)
                                                     --------            --------            --------
Cash Provided By (Used For) Financing Activities       44,194              19,626             (73,038)
                                                     --------            --------            --------
Cash Flows From Investing Activities
Proceeds from:
  Sale of office equipment and leasehold
    improvements                                           28                 910                  24
  Sale of investments                                   3,753               1,694                  32
Payments for:
  Acquisition of office equipment and leasehold
    improvements                                         (443)             (1,179)             (1,734)
  Acquisition of investments                           (1,795)               (440)               (258)
                                                     --------            --------            --------
Cash Provided By (Used For) Investing Activities        1,543                 985              (1,936)
                                                     --------            --------            --------
Increase (decrease) in cash and cash equivalents        1,616                (581)                383
Cash and cash equivalents -- beginning of year          6,344               6,925               6,542
                                                     --------            --------            --------
Cash and cash equivalents -- end of year             $  7,960            $  6,344            $  6,925
                                                     ========            ========            ========
Supplemental disclosures of cash flow information:
  Interest payments                                  $  8,264            $  8,237            $  5,897
  Income tax payments                                $  2,247            $    372            $    118
Schedule of Noncash Investing and Financing
  Activities
  Fixed assets acquired under capital lease          $    240                 - -            $    808
  Restricted stock awards, net of forfeitures        $    181            $      3            $    146
  Stock dividends distributed                        $  1,788            $  1,406            $  1,287


See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements
(in thousands, except share and per share amounts)

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

For purposes of presenting the consolidated statements of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations. Securities held for investment by the Parent are included in other assets and are carried at the lower of historical cost or fair value. Investment securities of the subsidiaries are carried at fair value or amounts that approximate fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customer security transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1996, the estimated fair value of the notes was $11,004.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Other

Investment banking revenue is recorded as follows: management fees on effective date of the registration, selling concessions on trade date, underwriting fees upon completion of the underwriting, and other investment banking revenue upon the completion of the service.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel, Nicolaus to deposit cash or other collateral with the lender. With respect to securities loaned, Stifel, Nicolaus receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Stifel, Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of office equipment is computed on a straight-line basis for equipment purchased prior to January 1, 1994, and an accelerated method for equipment purchased thereafter.

Goodwill recognized in business combinations accounted for as purchases is being amortized over 15 to 40 years on a straight-line basis.

Earnings (loss) per share of common stock is based upon the weighted average number of common shares and share equivalents outstanding during the periods. Common share equivalents include dilutive stock options under the treasury stock method and dilutive shares from Senior Convertible Notes under the if converted method.

Note B -- Special Reserve Bank Account

At December 31, 1996, cash of $483 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Note C -- Short-Term Borrowings From Banks

In the normal course of business, Stifel, Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $215,000 at December 31, 1996, of which $82,600 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 6.07% and 6.63% at December 31, 1996 and 1995, respectively. Certain short-term borrowings were collateralized by company-owned securities valued at approximately $19,155 on a settlement date basis. Short-term borrowings used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $192,378 at December 31, 1996. The value of these customer-owned securities is not reflected in the consolidated statement of financial condition.

Note D -- Commitments and Contingencies

In the normal course of business, Stifel, Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1996, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel, Nicolaus has pledged cash and customer-owned securities valued at $16,566. At December 31, 1996, the amounts on deposit satisfied the minimum margin deposit requirement of $12,954.

The future minimum rental commitments at December 31, 1996, with initial or remaining non-cancellable lease terms in excess of one year for office space and equipment are as follows:

                                                               Operating Leases
                                                 ----------------------------------------------
                                                                   Minimum           Future
                                                   Lease        Payments Under   Minimum Rental
Year Ending December 31,        Capital Leases   Commitments   Related Sublease    Commitment
-----------------------------------------------------------------------------------------------
1997                                 $384          $ 3,427          $(350)          $ 3,077
1998                                  238            2,852           (169)            2,683
1999                                    0            2,576            (96)            2,480
2000                                    0            2,450            (28)            2,422
2001                                    0            1,396              0             1,396
Thereafter                              0            1,804              0             1,804
                                     ----          -------          -----           -------
Minimum Commitments                  $622          $14,505          $(643)          $13,862
  Less Interest                        41          =======          =====           =======
                                     ----
Net Present Value of Capital
  Lease Obligations                  $581
                                     ====

Rental expense for the years ended 1996, 1995, and 1994 amounted to approximately $3,541, $3,986, and $4,596, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $566 net of amortization of $953, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

The Company purchased equipment, that was subject to a capital lease, for approximately $440 in the first quarter of 1995. During the fourth quarter of 1995, management determined that certain of that equipment with a carrying value of approximately $248, which was originally intended for use in operations, was not immediately required and therefore recorded a $195 charge to fourth quarter operations to write the equipment down to net recoverable value based on outside dealer quotes.

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 1996, 1995, and 1994 was $1,384, $1,732, and $2,192, respectively.

Note E -- Net Capital Requirements and Dividend Restrictions

Stifel, Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel, Nicolaus has elected to use the alternative method permitted by the rule which requires maintenance of minimum net capital equal to the greater of $250 or 2 percent of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debit items.

At December 31, 1996, Stifel, Nicolaus had net capital of $24,182, which was
9.7 percent of aggregate debit items and $19,191 in excess of minimum required net capital. At December 31, 1996, the net assets of Stifel, Nicolaus were $39,351, of which $12,475 was restricted as to the payment of dividends. In addition, there are restrictions in the Parent's long-term note agreement on payment of dividends by the Parent to its stockholders based on the amount of the Company's cumulative consolidated net income, as defined. At December 31, 1996, dividends of $2,032 had been paid against the cumulative available amounts of $2,204 under such provision.

Note F -- Employee Benefit Plans

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plans. Contributions to the PSP were based upon a company match of 50% of the employees' first $500 in annual contributions for 1996, 1995, and 1994. Additional contributions by the Company are discretionary. The amounts charged to operations for the PSP were $146, $166, and $185, for 1996, 1995, and 1994, respectively.

Stifel, Nicolaus also has a deferred compensation plan available to Investment Executives whereby a certain percentage of their earnings is deferred as defined in the plan and vests over a three to five year period. The
Investment Executives have the right to elect to invest their individual deferred amounts into several investment options, including Company stock. The amounts charged to operations related to this plan were $571, $468, and $539, for 1996, 1995, and 1994, respectively.

Note G -- Stock-Based Compensation Plans

At December 31, 1996, the Company had several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------
                                             1996             1995
------------------------------------------------------------------
Net income
    As reported                             $3,393            $644
    Pro forma                               $3,345            $621
------------------------------------------------------------------
Primary earnings per share
    As reported                               $.71            $.14
    Pro forma                                 $.70            $.13
------------------------------------------------------------------
Fully diluted earnings per share
    As reported                               $.64            $.14
    Pro forma                                 $.63            $.13
------------------------------------------------------------------

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, determine the terms of each option, and cancel, with the consent of an optionee, any option previously granted to such optionee and to grant a new option in place thereof. All shares issued for the various plans were satisfied with treasury stock.

Fixed Stock Option Plans

The Company has four fixed option plans. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company may grant options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company may grant options up to an aggregate of 100,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire 10 years from the date of grant.
The options vest at a rate of 25% each anniversary date or on a five-year cliff vesting period. The Company has also granted stock options to external board members under a non-qualified plan. These options are generally granted at 100% of market value at the date of the grant and are exercisable one year from date of grant and expire 10 years from date of grant.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.88% for both years; expected volatility of 26.7% and 22.2%; risk-free interest rates of 6.17% and 6.06%; and expected lives of 5.25 years for both years.

Activity under all plans for the years ended 1996, 1995, and 1994, respectively, is set forth on the following table. All amounts and prices have been adjusted to reflect the 5 percent stock dividend declared January 21, 1997.

The summary of the status of the Company's fixed stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                                            1996                        1995                        1994
                                   ------------------------    ------------------------    ------------------------
                                           Weighted-Average            Weighted-Average            Weighted-Average
Fixed Options                      Shares   Exercise Price     Shares   Exercise Price     Shares   Exercise Price
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year   348,938       $5.55         413,767       $5.69         415,660       $5.51
                                   -------       -----         -------       -----         -------       -----
Granted                            111,077        5.98          33,352        5.75          47,065        6.23
Exercised                          (21,062)       5.02         (24,723)       5.00         (16,073)       5.05
Forfeited                           (5,523)       8.55         (68,993)       6.85         (32,885)       4.49
Expired                                - -         - -          (4,465)       4.60             - -         - -
                                   -------       -----         -------       -----         -------       -----
Outstanding at end of year         433,430       $5.63         348,938       $5.55         413,767       $5.69
                                   =======       =====         =======       =====         =======       =====
Options exercisable at year-end    254,792                     262,710                     299,384

Weighted-average fair value of
  options granted during the year    $1.89                       $1.53                         - -

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                                     Options Outstanding                          Options Exercisable
                    ----------------------------------------------------   ---------------------------------
                        Number       Weighted-Average                          Number
Range of            Outstanding at      Remaining       Weighted-Average   Exercisable at   Weighted-Average
Exercise Prices        12/31/96      Contractual Life    Exercise Price       12/31/96       Exercise Price
------------------------------------------------------------------------------------------------------------
$4.00 - $4.99           164,040         2.81 years           $4.58            157,963            $4.59
$5.00 - $5.99            62,715         4.66 years            5.58             54,436             5.65
$6.00 - $6.99           182,315         8.12 years            6.20             35,014             6.61
$7.00 - $7.99               - -             - -                - -                - -              - -
$8.00 - $8.99            24,360         6.96 years            8.47              7,379             8.53
                        -------         ----                 -----            -------            -----
Total                   433,430                                               254,792
                        =======                                               =======

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 125,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 29% to 41% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company sold 115,217 shares, 112,613 shares, and 124,663 shares to employees in 1996, 1995, and 1994, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.88% for both years; expected volatility of 26.7% and 22.2%; risk-free interest rates of 5.09% and 7.05%; and expected lives of 1 year for both years. The weighted-average fair value of those purchase rights granted in 1996 and 1995 was $1.30 and $1.07, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 3,000, 13,000, and 32,500 shares of restricted stock, with a fair value of $18, $82, and $203, during 1996, 1995, and 1994, respectively. As of December 31, 1996, the restricted stock awards covering 14,334 shares were outstanding, with the restrictions expiring at various dates through 2000. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $150) to total compensation. At December 31, 1996, the plan held and has allocated 240,926 shares of the Parent common stock valued at $2,108. The Company charged to operations $280 for the ESOP contribution for 1996. There were no contributions for the ESOP for 1995 and 1994.

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

During 1995, the Securities and Exchange Commission (the "SEC") completed a formal investigation into possible violations of the federal securities laws in connection with certain municipal bond issues managed by the Company's former Oklahoma City-based public finance department where the Company was the managing or co-managing underwriter. This investigation resulted in the Company consenting to a final judgement of permanent injunction whereby, among other things, the Company paid approximately $1,100 in disgorgement and prejudgement interest, and $250 in fines.

Additionally, the Company is named in lawsuits filed by The Oklahoma Turnpike Authority ("OTA") and The State of Oklahoma. The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The State of Oklahoma seeks $7.6 million in compensatory damages and that these damages be trebled. The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $660 million refinancing should have been paid to the OTA. The State of Oklahoma suit alleges that the Company and two former executives of the Company committed violations of the Racketeer Influenced and Corrupt Organizations Act. This suit alleges essentially the same facts as are alleged in the OTA suit and were alleged by the SEC in its action against the Company which was settled in August 1995 by the Company without admitting or denying the allegations. Management does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's financial statements.

Note I -- Financial Instruments With Off-Balance Sheet Credit Risk

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company sells securities it does not currently own, and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.

Note J -- Long-Term Debt

The Parent has outstanding $10,000 aggregate principal amount of its 11.25 percent Senior Convertible Notes due September 1, 1997, through September 1, 2000, in equal installments. The notes are convertible into shares of the Company's $.15 par value common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $7.05 per share. Under certain conditions, the notes are redeemable in whole or in part at the option of the Parent by payment of the principal and the accrued interest on the notes to be redeemed plus a premium of 4.1 percent. The premium decreases approximately one percentage point each September 1 from 1997 through 1999. The Company is required to maintain consolidated tangible net worth (as defined by the note agreement) at an amount not less than $22,000 as long as any amount remains unpaid.

At December 31, 1995, the Parent had outstanding $760 in promissory notes issued for the purchase of Todd Investment Advisors, Inc. The principal of the notes was paid on January 2, 1996, with interest at 3.83%. Interest charged to operations for these notes was $29 and $58 for years 1995 and 1994, respectively.

Note K -- Preferred Stock Purchase Rights

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. On July 23, 1996, the Company's Board of Directors approved the redemption of these shareholder rights and the adoption of a new Shareholder Rights Plan. Shareholders of record on August 12, 1996, received a payment of $.05 per share, representing the redemption price for the existing rights. This payment was in lieu of the regular quarterly dividend of $.03 per share.

In addition, on July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 15 percent or more of the Company's common stock or upon commencement of announcement of intent to make a tender offer for 15 percent or more of the outstanding shares of common stock without prior written consent of the Company. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase shares of common stock at one-half the then current market price, and in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per right. These rights will expire, if not previously exercised, on August 12, 2006.

Note L -- Income Taxes

The Company's provision (benefit) for income taxes consists of:

------------------------------------------------------------------------------
                 Year Ended             Year Ended             Year Ended
               December 31, 1996      December 31, 1995      December 31, 1994
------------------------------------------------------------------------------
Current:
    Federal        $1,597                  $(59)                 $(1,601)
    State             381                   (14)                    (382)
------------------------------------------------------------------------------
                   $1,978                  $(73)                 $(1,983)

Deferred:
    Federal        $  187                  $594                  $(1,401)
    State              44                   142                     (334)
------------------------------------------------------------------------------
                   $  231                  $736                  $(1,735)
------------------------------------------------------------------------------
                   $2,209                  $663                  $(3,718)
==============================================================================

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes for the following reasons:

                                            Year Ended              Year Ended            Year Ended
                                         December 31, 1996       December 31, 1995     December 31, 1994
--------------------------------------------------------------------------------------------------------
Federal tax computed at statutory rates        $1,904                  $444               $(3,135)
State income taxes, net of federal
  income tax benefit                              281                    84                  (450)
Tax-exempt interest, net of
  interest expense                                (59)                  (62)                 (143)
Goodwill amortization                              80                    80                    80
Meals and entertainment                           103                    96                   107
SEC fine                                          - -                    85                   - -
Increase in cash surrender value of
  life insurance                                  (36)                  (27)                    9
Other, net                                        (64)                  (37)                 (186)
                                               ------                  ----               -------
Provision (benefit) for income taxes           $2,209                  $663               $(3,718)
                                               ======                  ====               =======

The net deferred tax asset consists of the following temporary differences:

-------------------------------------------------------------------------------
                                          December 31, 1996   December 31, 1995
-------------------------------------------------------------------------------
Deferred Tax Asset
Receivables from customers, principally
  due to allowance for doubtful accounts       $  227               $ 314
Office equipment and leasehold improvements,
  principally book over tax depreciation          856                 777
Deferred compensation                             810                 693
Deferred revenue                                  195                 171
Investments, principally due to valuation
  allowance                                        25                 155
Provision for litigation and settlements          401                 644
Receivables from officers and employees,
  principally due to allowance for doubtful
  accounts                                      1,111               1,169
Accrued expenses                                  382                 485
Other                                              15                   8
-------------------------------------------------------------------------------
          Deferred Tax Asset                    4,022               4,416
-------------------------------------------------------------------------------
Deferred Tax Liability
Intangible assets, principally tax over
  book amortization                              (211)               (220)
Investment fee revenue installment
  receivable                                     (140)               (294)
-------------------------------------------------------------------------------
          Total Gross Deferred Tax Liability     (351)               (514)
-------------------------------------------------------------------------------
  Net Deferred Tax Asset                       $3,671              $3,902
===============================================================================

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. Based on the Company's historical earnings and taxes previously paid, future expectations of taxable income, and the future reversals of gross deferred tax liability, management believes it is more likely than not that the Company will realize the gross deferred tax asset.

Note M -- Related Party Transactions

Four directors of the Parent are associated with firms which provide legal and consulting services to the Company. The Company charged approximately $801, $1,263, and $1,287 (primarily for legal fees) to operations for these services for 1996, 1995, and 1994, respectively. Additionally, several employees of Stifel, Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations approximately $17, $20, and $82 for 1996, 1995, and 1994, respectively, for these services.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $663 at December 31, 1996, and $623 at December 31, 1995.

The Company has receivables aggregating $1,976 at December 31, 1996, from two former employees who were also directors and officers of the Company. These receivables arose from employment contracts which called for the amounts loaned or advanced to be earned or forgiven if performance criteria defined in the contracts were met. The employees terminated employment with the Company in 1994. The Company filed claims to recover the balance of the receivables. In October 1996, an NASD Regulation, Inc. Office of Dispute Resolution arbitration awarded the Company $1,260 in compensatory damages plus interest from one of the two former employees. Additionally, the Company reached a settlement agreement with the other former employee subsequent to December 31, 1996. The Company is vigorously pursuing collection.

Note N -- Plan of Restructuring

During the fourth quarter of 1994, the Board of Directors of the Parent approved a restructuring and downsizing plan for the Company to be implemented beginning in December 1994, which involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. The plan was completed during 1995. Following is a summary of activity in the accounts related to the restructuring accrual:

                                                      Severance Pay,
                                               Extended Benefits,
                                  Net Lease       and Receivables
                                Commitments       Written Off for                     Abandonment
                                 for Closed            Terminated    Contractual     of Leasehold
                                    Offices             Employees    Commitments     Improvements       Total
-------------------------------------------------------------------------------------------------------------
January 1, 1995 Balance              $1,400                  $695           $191             $206      $2,492
                                     ------                  ----           ----             ----      ------
Payments/charges                        441                   627             61              197       1,326
Adjustments through operations           64                     1            130              - -         195
                                     ------                  ----           ----             ----      ------
December 31, 1995 Balance               895                    67            - -                9         971
                                     ------                  ----           ----             ----      ------
Payments/charges                        238                    67            - -              - -         305
Adjustments through operations          - -                   - -            - -                9           9
                                     ------                  ----           ----             ----      ------
December 31, 1996 Balance            $  657                   - -            - -              - -      $  657
                                     ======                  ====           ====             ====      ======

The balances at December 31, 1996, and December 31, 1995, are included in the statement of financial condition under the caption "Accounts payable and accrued expenses."

During 1995, the Parent Company's Board of Directors reversed its decision regarding the payment of certain philanthropic commitments which had been accrued in 1994 as part of the restructuring charge and included in "Contractual commitments" above. As a result of this decision, $130 related to accrued contractual commitments was reversed and credited to operations in 1995.

Note O -- Sale of Oklahoma-Based Assets

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

The Company received secured and senior notes with a face amount of $1,850 bearing interest at a 10% annual rate with the final payments due May 24, 2000, in connection with the sale of its Oklahoma-based assets. The notes were recorded at a discounted cash flows rate of 17%. The Company has deferred recognition of the gain on the sale in the amount of $570 and has deferred recognition of any interest income related to the notes until such time that Capital West has demonstrated the ability to generate earnings and cash flow to fund interest and principal payments when scheduled. The notes receivable net of the discount of $336 and deferred gain of $570 are included in the statement of financial condition under the caption "Other assets" at December 31, 1995.

Pro forma financial information assuming the transaction had taken place at the beginning of the year is presented below:

------------------------------------------------------------------------
                                                              Year Ended
Unaudited Pro Forma Combined Results of Operations     December 31, 1995
------------------------------------------------------------------------
Revenue                                                          $85,846
Net income                                                       $   770
Net income per primary share                                     $   .16
------------------------------------------------------------------------

The above pro forma results do not purport to be indicative of results which actually would have occurred had the sale been made on January 1, 1995.

Note P -- Subsequent Event

On January 2, 1997, Capital West was reorganized and a new company, Affinity Holdings Corporation ("Affinity"), was formed. Affinity assumed the outstanding debt of Capital West. As part of the reorganization, Affinity exchanged the remaining balance of the $1,850 secured and senior notes issued by Capital West for a secured note due December 31, 2001, with a face amount of $305 bearing interest at a 10% annual rate; two hundred thousand shares of 10% cumulative non-voting preferred stock, par value $1.00; warrants to purchase a minority interest in Affinity; and substantially all of the fixed assets of Affinity with a fair value of approximately $300, which will be leased back to Affinity. Principal and interest payments on the note and dividend payments will be made monthly based upon the level of activity of Affinity's broker-dealer subsidiary. The transaction had no material impact on the results of operations for the Company for the year ended December 31, 1996.

On January 21, 1997, the Company's Board of Directors approved a 5 percent stock dividend to be distributed and $.03 per share cash dividend to be paid on February 18, 1997, to shareholders of record on February 4, 1997. All shares issued and earnings per share amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the 5 percent stock dividend.

Note Q -- Recent Accounting Pronouncements

The Financial Accounting Standards Board has issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Management believes the adoption of this standard will not have a material impact on the Company's consolidated financial statements.

                                    ******

Quarterly Results
(in thousands, except share and per share amounts)

------------------------------------------------------------------------------------------
Quarterly Operating Results (Unaudited)
------------------------------------------------------------------------------------------
                                         Earnings                Primary     Fully Diluted
                                          (Loss)         Net     Earnings      Earnings
                                          Before       Income     (Loss)        (Loss)
                             Revenue   Income Taxes    (Loss)    Per Share     Per Share
------------------------------------------------------------------------------------------
Year 1996 By Quarter

First                        $23,438      $  258       $  150     $ .03         $ .03
Second                        30,707       2,241        1,361       .28           .25
Third                         24,203         775          458       .10           .09
Fourth                        31,465       2,328        1,424       .30           .25

Year 1995 By Quarter

First                        $21,895      $ (318)      $ (183)    $(.04)        $(.04)
Second                        25,748         593          348       .07           .07
Third                         23,055         482          162       .03           .03
Fourth                        24,662         550          317       .07           .07

All earnings (loss) per share amounts have been adjusted to reflect the 5 percent stock dividend declared January 21, 1997.