Form 10-K405, Exhibit 13
period 1997-12-31
STIFEL FINANCIAL CORP
filed 1998-03-27
CIK 720672

EXIBIT 13
                    STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                      1997 ANNUAL REPORT TO STOCKHOLDERS

Management's Discussion and Analysis
of Financial Condition and Results of Operations*

Business Environment

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

Many factors affect the Company's results of operations, including changes in economic conditions, inflation, volatility of securities prices and interest rates, trading volume of securities, demand for investment banking services, political events, and competition from other financial institutions. As these factors are outside the control of the Company, and a significant portion of the Company's expenses are relatively fixed, results of operations can vary significantly from period to period.

The Company faces increasing competition from other financial institutions such as commercial banks, thrifts, and other investment firms. As a result of recent and pending regulatory initiatives to relieve certain restrictions on commercial banks, competition to provide financial services, once dominated by securities firms, has increased and may continue to increase. In addition, recent consolidation in the financial services industry may lead to increased competition from larger diversified organizations. At present, the Company is unable to predict the extent of these changes and the impact on the Company's results of operations.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.

                                                      Year Ended                      Year Ended
                                             December 31,    December 31,     December 31,    December 31,
Increase (Decrease)                              1997     vs.    1996             1996     vs.    1995
----------------------------------------------------------------------------------------------------------
Dollars in thousands                            Amount         Percentage        Amount        Percentage
----------------------------------------------------------------------------------------------------------
Revenues:
    Commissions                               $  5,863             13 %         $  5,184           13 %
    Principal transactions                         704              4            (   864)        (  4)
    Investment banking                          12,223             75              4,132           34
    Interest                                     7,623             55                772            6
    Other revenues                             (   130)           ( 1)             5,229           47

                                              $ 26,283             24 %         $ 14,453           15 %

Expenses:
    Compensation and benefits                 $ 15,329             23 %         $  9,578           17 %
    Commissions and floor brokerage                139              5                322           14
    Communication and office supplies              117              2            (   854)        ( 11)
    Occupancy and equipment rental                 151              2            (   554)        (  7)
    Interest                                     4,794             58            (   115)        (  1)
    Litigation, settlements, and bad debts         434             13              1,682          105
    Other operating expenses                     1,500             18                 99            1

                                              $ 22,464             22 %         $ 10,158           11 %

*This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, as well as a discussion of some of the risks and uncertainties involved in the Company's businesses that could affect the matters referred to in such statements.

1997 As Compared to 1996

The Company benefited from strong market conditions driven by continued low interest rates, low inflation, and strong equity markets experienced industry-wide. Trading volume on the three major U.S. markets (NYSE, NASDAQ, and AMEX) and net sales of mutual funds reached new highs. Trading volume on the major U.S. markets increased 22%, along with industry-wide net sales of mutual funds increasing 10% compared to 1996. The Company recorded revenues of $136.1 million, a $26.3 million (24%) increase over 1996. Net income for 1997 reached $5.7 million, an increase of $2.3 million (67%) over 1996. Net income per diluted share rose 48% to $0.92 from $0.62 in 1996.

Revenue from commissions increased $5.9 million (13%) to $49.8 million in 1997. The increase was mainly comprised from sales of mutual funds - up $2.0 million (21%); over-the-counter equity securities - up $1.5 million (8%); listed equity securities - up $1.3 million (13%); and insurance and annuity products - up $1.1 million (40%).

Principal transaction revenues are primarily derived from over-the-counter and fixed income inventory activities. Inventories of these securities are maintained to meet client needs. Realized and unrealized gains and losses that result from holding and trading these securities are included in principal transaction revenue. Revenues from principal transactions increased $700,000 (4%) from 1996 to 1997. The increase resulted from a rise in sales of over-the-counter equities which was partially offset by a decrease in fixed income transactions. Low interest rates, low inflation, and a rising stock market fueled greater investor demands for equities and lower levels of demand for municipal and corporate debt.

Investment banking revenue is derived from underwriting of corporate and municipal securities and providing advisory services to clients. These revenues increased $12.2 million (75%), to $28.5 million in 1997 from $16.3 million in 1996, as favorable market conditions continued to support these activities. Underwriting and advisory services for the Company's corporate clients comprised the majority of the increase. During the year, the Company completed 25 managed or co-managed offerings, an increase of 35% over 1996, principally for underwriting Trust Preferred securities and mortgage REIT transactions.

Interest revenue increased $7.6 million, or 55%, in 1997 compared with the prior year. The majority of the increase ($7.4 million) resulted from interest earned from customer borrowings on margin accounts. Average margin account balances increased 60% principally as a result of significant customer borrowings during the first nine months of the year.

Other revenues decreased $130,000 (1%) from 1996 to 1997. Certain components within other revenues, however, fluctuated significantly. Increased fees from investment management services and other advisory and asset management programs were offset by the absence of a significant investment gain recorded in 1996. This $3.3 million investment gain was the result of an exercise of warrants relating to an underwriting and the subsequent sale of the equity securities.

Total expenses increased $22.5 million (22%) to $126.7 million from $104.2 million principally as a result of increased compensation and benefits and interest expense.

Compensation and benefits, a significant portion of the Company's total expenses, rose $15.3 million (23%) in 1997. A majority of the increase resulted from compensation that is variable in nature and was commensurate with commissionable revenues and departmental, subsidiary, and firm-wide profitability.

Interest expense increased $4.8 million (58%) as a result of increased levels of short-term borrowings by the Company. These borrowings were necessary to finance the increased activity in customer margin accounts.

Several of the remaining expense categories were relatively unchanged during 1997. The following discussion focuses on expense items with significant changes.

Litigation, settlements, and bad debt expense increased $400,000 in 1997. The 1997 expense includes a $2.5 million provision for estimated costs to address various litigation matters related primarily to the Company's former Oklahoma operations.

Other operating expenses increased $1.5 million, or 18%, during 1997 primarily due to increased travel and promotion cost from efforts to expand the Company's private client and institutional businesses and fees paid for professional services and employment search firms.

1996 As Compared to 1995

The Company recorded $0.62 earnings per dilutive share in 1996 compared to $0.13 earnings per dilutive share in 1995. The increase in earnings per share was attributed principally to the growth in revenues to $109.8 million in 1996 from $95.4 in 1995.

The Company experienced a $14.5 million (15%) growth in total revenues in 1996 over 1995 revenues, increasing to $109.8 million from $95.4 million. Average revenues per Investment Executive increased $43,000 (22%) to $237,000 from $194,000 due to the addition of higher producing Investment Executives in conjunction with industry-wide record performance and growth which was attributed in part to increased corporate profits and continued low interest rates.

Revenue from commissions, which includes sale of investment company shares and sale of insurance products, increased $5.2 million (13%) to $43.9 million from $38.7 million as a result of strong markets and increased production per Investment Executive referred to above.

Principal transactions, which accounts for over-the-counter sales and trading profits and losses on securities the Company held as principal to meet investors' needs, decreased $900,000 (4%) to $19.5 million from $20.4 million primarily as a result of decreased trading in fixed income products - municipal and corporate debt which decreased $3.0 million (23%) to $10.5 million from $13.5 million due to continued low interest rates which fueled investors' demands for the higher returns generated by the equity products. This decrease was offset by an increase in over-the-counter principal sales credits and trading profits of $1.9 million (37%) to $7.4 million from $5.5 million. The increase was due to improved trading profits and continued strong demand for the over-the-counter equity products.

Investment banking, which consists of revenue derived from underwriting corporate and municipal securities and advisory fees, increased $4.2 million (34%) to $16.3 million from $12.1 million largely as a result of an increase in corporate finance revenues. Favorable market conditions fueled corporate new issue underwritings. Revenue for new issue corporate underwritings and financial advisory fees, primarily for regional financial institutions and Real Estate Investment Trusts ("REITs"), increased $2.8 million (39%) to $10.1 million from $7.3 million. Municipal investment banking revenues, which includes fee income, increased $900,000 to $3.8 million from $2.9 million as the number of awards as senior manager for underwritings increased to 34 in 1996 from 24 in 1995.

Interest income is derived principally from financing customers' margin accounts. Interest income increased $772,000 (6%) to $13.7 million from $13.0 million as a result of increased borrowing by customers to finance their investments.

Other income increased $5.2 million (47%) to $16.4 million from $11.2 million principally due to a gain of $3.3 million on an investment resulting from the exercise of warrants generated by the corporate finance department related to an underwriting and the ultimate sale of the shares received for the exercise of those warrants. Additionally, managed account fees, which are derived from management of customers' investment portfolios, increased $1.4 million (137%) to $2.5 million from $1.1 million due principally to the growth of the managed account program which was introduced in November 1994.

Total expenses increased $10.2 million (11%) to $104.2 million from $94.0 million largely as a result of increased compensation and benefits, which increased $9.6 million (17%) to $66.8 million from $57.2 million, and litigation, settlements, and bad debts, which increased $1.7 million (105%) to $3.3 million from $1.6 million.

The fixed portion of compensation and benefits, principally salaries, remained virtually unchanged from 1995. The variable portion of total compensation and benefits, principally Investment Executive compensation and incentive compensation payments, increased coincidentally with increased production and profitability.

Commission and floor brokerage increased $300,000 (14%) to $2.6 million from $2.3 million coincidentally with increased commission revenue discussed in the aforementioned increase in commission revenue.

Communications and office supplies and occupancy and equipment rental decreased $900,000 (11%) to $6.8 million from $7.7 million and $600,000 (7%)
to $7.9 million from $8.5 million, respectively, principally due to the sale of the Oklahoma offices (see Note O of the Notes to Consolidated Financial Statements filed herein).

Litigation, settlements, and bad debt increased $1.7 million (105%) to $3.3 million from $1.6 million due principally to settlements of claims against Stifel, Nicolaus resulting from activities initiated in an office which was closed in 1995.

Impact of Year 2000 Software Issues

Many of the world's computer systems currently record years in a two-digit format. Such computer systems will be unable to properly interpret dates beyond the year 1999, which could lead to business disruptions. The potential costs and uncertainties associated with this issue will depend on a number of factors including software, hardware, and the nature of the industry in which a company operates. Additionally, companies must coordinate with other entities with which they electronically interact, such as customers, vendors, and borrowers. This is a significant undertaking for securities firms, as virtually every aspect of the sale of securities and related processing of transactions will be affected and the consequences for noncompliance will be significant.

A significant portion of the Company's operations and information systems are provided by third-party service providers. The Company has developed a plan to analyze how the Year 2000 will impact its operations, including monitoring the status of its service providers and evaluating alternatives. Given the Company's exposure to third-party service providers, management does not believe the internal costs to address the Year 2000 issue will have a material impact on future operations other than the impact such event will have on the cost of services provided by its vendors which is unknown at this time. The interdependent nature of securities transactions and the success of the Company's external counterparties and vendors in dealing with this issue could significantly influence the Company's estimate of the impact the Year 2000 will have on its business.

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

In 1997, the Company issued $5 million principal amount of notes due on June 30, 1999, with interest payable monthly at the monthly LIBOR rate plus 1% (6.53% at December 31, 1997) beginning February 1, 1998.

Management believes that funds from operations, available informal short-term credit arrangements, and long-term borrowings will provide sufficient resources to meet its present and anticipated financing needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 1997, Stifel, Nicolaus had net capital of approximately $28.2 million, which exceeded the minimum net capital requirements by approximately $23.4 million.

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

Recent Accounting Pronouncements

As of January 1, 1997, the Company adopted SFAS No. 125, which was effective for transfers of financial assets made after December 31, 1996, except for transfers of certain financial assets for which the effective date has been delayed for one year. SFAS No. 125 provides financial reporting standards for the derecognition and recognition of financial assets, including the distinction between transfers of financial assets which should be recorded as sales and those which should be recorded as secured borrowings. The adoption of the enacted provisions of SFAS No. 125 had no material effect on the Company's financial condition or results of operations. With respect to the provisions of SFAS No. 125 which become effective in 1998, the Company does not expect the impact of the adoption of the deferred provisions to be material to the Company's financial condition or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These statements, which are effective for fiscal years beginning after December 15, 1997, establish standards for the reporting and display of comprehensive income and the disclosure requirements related to segments.

Consolidated Statements Of Financial Condition
--------------------------------------------------------------------------------------------------------------------
                  (In thousands)                                             December 31, 1997     December 31, 1996
--------------------------------------------------------------------------------------------------------------------
Assets            Cash and cash equivalents                                      $ 15,366              $  7,960
                  --------------------------------------------------------------------------------------------------
                  Cash segregated for the exclusive benefit of customers              177                   483
                  --------------------------------------------------------------------------------------------------
                  Receivable from brokers and dealers:
                     Securities failed to deliver                                     481                   617
                     Deposits paid for securities borrowed                         18,223                10,284
                     Settlement balances with clearing organizations               16,519                 3,935
                  --------------------------------------------------------------------------------------------------
                                                                                   35,223                14,836
                  --------------------------------------------------------------------------------------------------
                  Receivable from customers, net of allowance for doubtful
                     accounts of $556 and $582, respectively                      218,301               235,216
                  --------------------------------------------------------------------------------------------------
                  Securities owned, at fair value:
                     U.S. Government obligations                                    4,763                 3,619
                     State and municipal obligations                                6,471                 9,506
                     Corporate obligations                                          2,153                 3,502
                     Corporate stocks                                               5,825                 2,286
                  --------------------------------------------------------------------------------------------------
                                                                                   19,212                18,913
                  --------------------------------------------------------------------------------------------------
                  Memberships in exchanges, at cost                                   513                   513
                  Office equipment and leasehold improvements, at cost,
                     net of allowances for depreciation and amortization of
                     $10,890 and $10,125, respectively                              2,227                 2,233
                  Goodwill, net of accumulated amortization of $1,414
                     and $1,107, respectively                                       4,181                 4,488
                  Notes receivable from and advances to officers and
                     employees, net of allowance for doubtful receivables of
                     $2,376 and $2,552, respectively                                4,249                 3,373
                  Refundable income taxes                                              65                   358
                  Deferred tax asset                                                4,577                 3,671
                  Other assets                                                     11,393                 9,300
                  --------------------------------------------------------------------------------------------------
                  TOTAL ASSETS                                                   $315,484              $301,344
                  ==================================================================================================

Consolidated Statements Of Financial Condition
--------------------------------------------------------------------------------------------------------------------
     (In thousands, except share amounts)                                    December 31, 1997     December 31, 1996
--------------------------------------------------------------------------------------------------------------------
Liabilities and   Short-term borrowings from banks                               $ 89,150              $132,400
Stockholders'     --------------------------------------------------------------------------------------------------
Equity            Payable to brokers and dealers:
                     Securities failed to receive                                   1,242                   421
                     Deposits received from securities loaned                      72,466                46,727
                  --------------------------------------------------------------------------------------------------
                                                                                   73,708                47,148
                  --------------------------------------------------------------------------------------------------
                  Payable to customers                                             39,239                32,095
                  Securities sold, but not yet purchased, at fair value             4,264                 3,229
                  Drafts payable                                                   13,966                15,287
                  Accrued employee compensation                                    19,247                14,756
                  Obligations under capital leases                                    522                   581
                  Accounts payable and accrued expenses                            15,707                 8,096
                  Long-term debt                                                    9,600                10,000
                  --------------------------------------------------------------------------------------------------
                  Total                                                           265,403               263,592
                  --------------------------------------------------------------------------------------------------
                  Stockholders' equity:
                     Preferred stock - $1 par value; authorized
                        3,000,000 shares; none issued
                     Common stock - $.15 par value; authorized 10,000,000
                        shares; issued 6,678,223 and 4,767,715 shares,
                        respectively                                                1,002                   715
                     Additional paid-in capital                                    37,006                21,403
                     Retained earnings                                             17,425                16,733
                  --------------------------------------------------------------------------------------------------
                                                                                   55,433                38,851
                  --------------------------------------------------------------------------------------------------
                     Less:
                        Treasury stock, at cost
                           168,648 and 135,455 shares, respectively                 1,989                   892
                        Unamortized expense of restricted stock awards                185                   207
                        Unearned employee stock ownership plan shares,
                           at cost, 236,250 and 0 shares, respectively              3,178                   - -
                  --------------------------------------------------------------------------------------------------
                        Total Stockholders' Equity                                 50,081                37,752
                  --------------------------------------------------------------------------------------------------
                  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $315,484              $301,344
                  ==================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Operations
----------------------------------------------------------------------------------------------------------------------
                                                                Year Ended          Year Ended          Year Ended
(In thousands, except per share amounts)                     December 31, 1997   December 31, 1996   December 31, 1995
----------------------------------------------------------------------------------------------------------------------
Revenues              Commissions                                $ 49,763            $ 43,900            $ 38,716
                      Principal transactions                       20,202              19,498              20,362
                      Investment banking                           28,476              16,253              12,121
                      Interest                                     21,397              13,774              13,002
                      Other                                        16,258              16,388              11,159
                      ------------------------------------------------------------------------------------------------
                                                                  136,096             109,813              95,360
----------------------------------------------------------------------------------------------------------------------
Expenses              Employee compensation and benefits           82,094              66,765              57,187
                      Commissions and floor brokerage               2,780               2,641               2,319
                      Communications and office supplies            6,914               6,797               7,651
                      Occupancy and equipment rental                8,109               7,958               8,512
                      Interest                                     12,991               8,197               8,312
                      Litigation, settlements, and bad debts        3,726               3,292               1,610
                      Other operating expenses                     10,061               8,561               8,462
                      ------------------------------------------------------------------------------------------------
                                                                  126,675             104,211              94,053
----------------------------------------------------------------------------------------------------------------------
                      Income before income taxes                    9,421               5,602               1,307
                      Provision for income taxes                    3,750               2,209                 663
                      ------------------------------------------------------------------------------------------------
                      Net income                                 $  5,671            $  3,393             $   644
                      ================================================================================================
----------------------------------------------------------------------------------------------------------------------
Earnings Per Common   Net income per share:
Share and Share        Basic earnings per share                  $   1.06            $   0.69             $  0.13
Equivalents            Diluted earnings per share                $   0.92            $   0.62             $  0.13
                      ------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Stockholders' Equity
                                                                              Treasury Stock and   Unamortized
                                                       Additional             Unearned Employee    Expense of
                                       Common Stock    Paid-In     Retained  Stock Ownership Plan  Restricted
(In thousands, except share amounts)  Shares   Amount  Capital     Earnings    Shares    Amount    Stock Awards   Total
-----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995          4,324,951  $  649  $ 18,491    $ 17,016  (239,336)  $(1,732)      $(198)   $ 34,226
-----------------------------------------------------------------------------------------------------------------------
Cash dividends - common
   stock ($.12 per share)                                           (   500)                                    (   500)
Purchase of treasury shares                                                  ( 88,656)   (  547)                (   547)
Employee benefit plans                                  (   195)              132,173       948                     753
Stock options exercised                                 (    36)               22,425       159                     123
Restricted stock awards granted                         (    14)               13,000        96        ( 82)        - -
Restricted stock awards forfeited                             3              ( 16,125)   (   96)         79     (    14)
Amortization of restricted stock
   awards                                                                                               101         101
Dividend reinvestment                                   (     1)                2,019        10                       9
Net income for the year                                                 644                                         644
5% stock dividend                     215,939      32     1,374     ( 1,406) (  8,725)                              - -
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995        4,540,890     681    19,622      15,754  (183,225)   (1,162)       (100)     34,795
------------------------------------------------------------------------------------------------------------------------
Cash dividends - common
   stock ($.09 per share)                                           (   405)                                    (   405)
Stock rights redemption -
   common stock ($.05 per share)                                    (   223)                                    (   223)
Purchase of treasury shares                                                  ( 69,713)   (  520)                (   520)
Employee benefit plans                                  (   132)              118,953       753                     621
Stock options exercised                                 (     1)                  615         4                       3
Restricted stock awards granted                             162                 3,000        20         (182)       - -
Amortization of restricted stock
   awards                                                                                                 75         75
Dividend reinvestment                                                           1,365        13                      13
Net income for the year                                               3,393                                       3,393
5% stock dividend                     226,825      34     1,752     ( 1,786) (  6,450)                              - -
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996        4,767,715     715    21,403      16,733  (135,455)   (  892)        (207)    37,752
------------------------------------------------------------------------------------------------------------------------
Cash dividends - common
   stock ($.12 per share)                                           (   609)                                    (   609)
Purchase of treasury shares                                                  (276,331)   (2,926)                ( 2,926)
Employee benefit plans                                  (    82)              158,740     1,098                   1,016
Stock options exercised                                 (   274)               49,467       375                     101
Restricted stock awards                                 (   196)               42,168       349         (153)       - -
Amortization of restricted stock
   awards                                                                                                175        175
Shares issued                       1,592,707     239    11,832                                                  12,071
Dividend reinvestment                                         1                   794         7                       8
Net income for the year                                               5,671                                       5,671
5% stock dividend                     317,801      48     4,322     ( 4,370) (  8,031)                              - -
Employee stock ownership plan                                                (236,250)   (3,178)                ( 3,178)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997        6,678,223  $1,002  $ 37,006    $ 17,425  (404,898)  $(5,167)       $(185)  $ 50,081
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Cash Flows
-------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended         Year Ended         Year Ended
                  (In thousands)                                  December 31, 1997  December 31, 1996  December 31, 1995
-------------------------------------------------------------------------------------------------------------------------
Cash Flows        Net income                                       $   5,671           $   3,393           $    644
From Operating    -------------------------------------------------------------------------------------------------------
Activities        Noncash items included in earnings:
                     Depreciation and amortization                     1,519               1,664               1,990
                     Unrealized (gain) loss on investments           (   197)                 28             (    57)
                     Bonus notes amortization                          1,178               1,213               1,033
                     Deferred compensation                               920                 571                 468
                     Amortization of restricted stock awards
                        and stock benefits                               172                  75                  84
                     Deferred taxes                                  (   907)                231                 736
                  -------------------------------------------------------------------------------------------------------
                                                                       8,356               7,175               4,898
                  Decrease (increase) in operating receivables:
                     Customers                                        16,915             (78,291)            (17,005)
                     Brokers and dealers                             (20,387)              1,588               5,409
                  Increase (decrease) in operating payables:
                     Customers                                         7,144                 289               7,437
                     Brokers and dealers                              26,560              24,020             (23,268)
                  Decrease (increase) in assets:
                     Cash and U.S. Government securities
                       segregated for the exclusive benefit
                       of customers                                      305                 293                 540
                     Securities owned                                (   300)                608               3,798
                     Notes receivable from officers and employees    ( 2,409)            ( 1,030)           (  1,190)
                     Other assets                                      1,830             (   560)           (  2,125)
                  Increase (decrease) in liabilities:
                     Securities sold, not yet purchased                1,035                 485            (  1,508)
                     Drafts payable, accounts payable and
                       accrued expenses, and accrued employee
                       compensation                                   10,148               1,302               1,822
                  -------------------------------------------------------------------------------------------------------
                  Cash Provided By (Used For)
                  Operating Activities                                49,197             (44,121)          (  21,192)
                  -------------------------------------------------------------------------------------------------------

Consolidated Statement Of Cash Flows
-------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended         Year Ended         Year Ended
                  (In thousands)                                  December 31, 1997  December 31, 1996  December 31, 1995
-------------------------------------------------------------------------------------------------------------------------
                  Cash Provided By (Used For) Operating--
                     Activities From Previous Page                  $  49,197           $ (44,121)          $( 21,192)
-------------------------------------------------------------------------------------------------------------------------
Cash Flows        Net (payments) proceeds for short-term
From Financing       borrowings from banks                            (43,250)             45,950              20,800
Activities        Proceeds from:
                     Issuance of stock                                  2,071                 - -                 - -
                     Long-term debt                                     9,600                 - -                 - -
                     Employee stock purchase plan                         727                 617                 755
                     Exercised stock options                              101                   3                 124
                     Subordinated borrowings                            8,000                 - -                 - -
                     Dividend reinvestment plan                             8                  13                  10
                  Payments for:
                     Settlement of long-term debt                         - -             (   760)            (   760)
                     Purchases of stock for treasury                  ( 2,926)            (   520)            (   547)
                     Principal payments under
                       capital lease obligation                       (   392)            (   431)            (   256)
                     Subordinated borrowings                          ( 8,000)            (    50)                - -
                     Cash dividends and rights redemption             (   609)            (   628)            (   500)
                     Purchase of stock for employee stock
                       ownership plan                                 ( 3,178)                - -                 - -
                  -------------------------------------------------------------------------------------------------------
                  Cash (Used For) Provided By
                     Financing Activities                             (37,848)             44,194              19,626
-------------------------------------------------------------------------------------------------------------------------

Cash Flows        Proceeds from:
From Investing       Sale of office equipment and leasehold
Activities             improvements                                       145                  28                 910
                     Sale of investments                                   84               3,753               1,694
                  Payments for:
                     Acquisition of office equipment and
                       leasehold improvements                        (    999)           (    443)            ( 1,179)
                     Acquisition of investments                      (  3,173)           (  1,795)            (   440)
                  -------------------------------------------------------------------------------------------------------
                  Cash (Used For) Provided By Investing Activities   (  3,943)              1,543                 985
                  -------------------------------------------------------------------------------------------------------
                  Increase (decrease) in cash and cash
                     equivalents                                        7,406               1,616             (   581)
                  Cash and cash equivalents -
                     beginning of year                                  7,960               6,344               6,925
                  -------------------------------------------------------------------------------------------------------
                  Cash and cash equivalents -
                     end of year                                    $  15,366            $  7,960            $  6,344
                  =======================================================================================================
           Supplemental disclosures of cash flow information:
                     Interest payments                              $  13,093            $  8,264            $  8,237
                     Income tax payments                            $   3,418            $  2,247            $    372
           Schedule of Noncash Investing and Financing Activities
                     Fixed assets acquired under capital lease      $     405            $    240                 - -
                     Restricted stock awards, net of forfeitures    $     153            $    182            $      3
                     Employee stock ownership shares issued	        $     300            $    280                 - -
                     Debt converted into stock                      $  10,000                 - -                 - -
                     Stock dividends distributed                    $   4,370            $  1,786            $  1,406

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements
(in thousands, except share and per share amounts)

Note A - Summary of Significant Accounting and Reporting Policies

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

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Security Transactions

Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations. Securities held for investment by the Parent and certain subsidiaries are included in other assets and are carried at the lower of historical cost or fair value. Investment securities of other subsidiaries are carried at fair value or amounts that approximate fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customer security transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1997, the estimated fair value of the notes was $7,517.

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

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the remaining term of the lease. Depreciation of office equipment is computed on a straight-line basis for equipment purchased prior to January 1, 1994, and an accelerated method for equipment purchased thereafter.

Goodwill recognized in business combinations accounted for as purchases is being amortized over 15 to 40 years on a straight-line basis.

During the year, the Company implemented The Financial Accounting Standard Board's (FASB) SFAS 128 "Earnings Per Share." This statement simplifies the computation of earnings per share (EPS) by replacing the primary EPS requirements with a "basic" EPS computation. Basic earnings per share of common stock is computed by dividing income available to shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings include dilutive stock options under the treasury stock method and dilutive shares from Senior Convertible Notes under the if converted method. All prior year EPS computations have been recalculated in accordance with the provisions of SFAS 128.

Note B - Special Reserve Bank Account

At December 31, 1997, cash of $177 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Note C - Short-Term Borrowings From Banks

In the normal course of business, Stifel, Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $260,000 at December 31, 1997, of which $170,850 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 6.87% and 6.07% at December 31, 1997 and 1996, respectively. Certain short-term borrowings were collateralized by company-owned securities valued at approximately $28,452 on a settlement date basis. Short-term borrowings used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $108,821 at December 31, 1997. The value of these customer-owned securities is not reflected in the consolidated statement of financial condition.

Note D - Commitments and Contingencies

In the normal course of business, Stifel, Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1997, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel, Nicolaus has pledged cash and customer-owned securities valued at $37,705, representing the minimum margin deposit requirement at December 31, 1997.

The future minimum rental commitments at December 31, 1997, with initial or remaining non-cancellable lease terms in excess of one year for office space and equipment are as follows:

----------------------------------------------------------------------------------------------------------
                                                                          Operating Leases
                                                      ----------------------------------------------------
                                                                             Minimum            Future
                                                         Lease           Payments Under     Minimum Rental
Year Ending December 31,            Capital Leases    Commitments       Related Sublease     Commitments
----------------------------------------------------------------------------------------------------------
1998                                     $ 382         $   3,538              $(169)            $ 3,369
1999                                       144             3,225               ( 96)              3,129
2000                                        23             3,086               ( 28)              3,058
2001                                         0             1,971                  0               1,971
2002                                         0             1,035                  0               1,035
Thereafter                                   0             1,104                  0               1,104
----------------------------------------------------------------------------------------------------------
Minimum Commitments                      $ 549          $ 13,959              $(293)            $13,666
     Less Interest                          27          =========             ======            =======
                                         ------
Net Present Value of Capital
     Lease Obligations                   $ 522
                                         ======

Rental expense for the years ended 1997, 1996, and 1995 approximated $2,899, $3,541, and $3,986, respectively.

Office equipment under capital leases, with a recorded cost of approximately $497 net of amortization of $1,036, and $566 net of amortization of $953 at December 31, 1997 and 1996, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

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

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 1997, 1996, and 1995 was $1,224, $1,384, and $1,732, respectively.

Note E - Net Capital Requirements

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

At December 31, 1997, Stifel, Nicolaus had net capital of $28,227, which was
11.7 percent of aggregate debit items and $23,396 in excess of minimum required net capital.

Note F - Employee Benefit Plans

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plans. Contributions to the PSP were based upon a company match of 50% of the employees' first five hundred dollars in annual contributions for 1997, 1996, and 1995. Additional contributions by the Company are discretionary. The amounts charged to operations for the PSP were $142, $146, and $166, for 1997, 1996, and 1995, respectively.

Stifel, Nicolaus also has a deferred compensation plan available to Investment Executives whereby a certain percentage of their earnings is deferred as defined in the plan and vests over a three to five year period. The Investment Executives have the right to elect to invest their individual deferred amounts into several investment options, including Company stock.
The amounts charged to operations related to this plan were $920, $571, and $468, for 1997, 1996, and 1995, respectively.

Note G - Stock-Based Compensation Plans

At December 31, 1997, the Company had several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

----------------------------------------------------------------------------
                                            1997         1996          1995
----------------------------------------------------------------------------
Net income
    As reported                            $5,671       $3,393         $644
    Pro forma                              $5,283       $3,345         $621
----------------------------------------------------------------------------
Basic earnings per share
    As reported                            $ 1.06       $  .69       $  .13
    Pro forma                              $  .99       $  .68       $  .13
----------------------------------------------------------------------------
Diluted earnings per share
    As reported                            $  .92       $  .62       $  .13
    Pro forma                              $  .86       $  .61       $  .13
----------------------------------------------------------------------------

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

Fixed Stock Option Plans

The Company has four fixed option plans and an incentive stock award plan. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 "Incentive Stock Plan," the Company may grant incentive stock options, stock appreciation rights, restricted stock, and performance awards up to an aggregate of 600,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire 10 years from the date of grant. The options vest at a rate of 25% each anniversary date or on a five-year cliff vesting period. The Company has also granted stock options to external board members under a non-qualified plan. These options are generally granted at 100% of market value at the date of the grant and are exercisable six months to one year from date of grant and expire 10 years from date of grant.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996, and 1995, respectively: dividend yield of 1.50%, 1.88%, and 1.88%, expected volatility of 42.7%, 26.7%, and 22.2%; risk-free interest rates of 6.22%, 6.17%, and 6.06%, and expected lives of 5.25 years for all years.

The summary of the status of the Company's fixed stock option plans as of December 31, 1997, 1996, and 1995, and changes during the years ending on those dates as adjusted for the 5% stock divided declared on January 20, 1998, is presented below:

------------------------------------------------------------------------------------------------------------------------
                                                  1997                       1996                       1995
                                         -------------------------  -------------------------  -------------------------
                                                  Weighted-Average           Weighted-Average           Weighted-Average
Fixed Options                             Shares   Exercise Price    Shares   Exercise Price    Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         455,102       $ 5.36        366,385      $ 5.29        434,455      $5.42
------------------------------------------------------------------------------------------------------------------------
Granted                                  378,090        10.24        116,631                     35,020       5.48
Exercised                               ( 42,311)        5.36       (    678)       4.57       ( 25,959)      4.76
Forfeited                               (  6,059)        4.99       ( 27,236)       5.49       ( 72,443)      6.52
Expired                                 ( 56,615)        5.82            - -         - -       (  4,688)      4.38
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year               728,207       $ 7.86        455,102      $ 5.36        366,385      $5.29
========================================================================================================================
Options exercisable at year-end          343,029                     267,532                    275,846

Weighted-average fair value of
 options granted during the year           $4.27                       $1.89                      $1.53
------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

-------------------------------------------------------------------------------------------------------------------
                                      Options Outstanding                                 Options Exercisable
                      -----------------------------------------------------       ---------------------------------
                         Number        Weighted-Average                               Number
 Range of             Outstanding at      Remaining        Weighted-Average       Exercisable at   Weighted-Average
 Exercise Prices         12/31/97      Contractual Life     Exercise Price           12/31/97       Exercise Price
-------------------------------------------------------------------------------------------------------------------
$ 3.92 - $ 4.57          149,026          1.94 years           $ 4.3396               149,026          $ 4.3396
  4.83 -   5.86          151,205          6.37 years             5.6023                93,768            5.5305
  5.89 -   8.12          189,101          8.48 years             6.7765                73,985            6.6549
 11.37 -  11.37          189,000          6.43 years            11.3690                26,250           11.3690
 16.07 -  16.07           49,875         10.00 years            16.0714                     0            0.0000
-------------------------------------------------------------------------------------------------------------------
$ 3.92 - $16.07          728,207          6.27 years           $ 7.8625               343,029          $ 5.7024
===================================================================================================================

Employee Stock Purchase Plan

Under the 1993 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 125,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 29% to 37% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company sold 124,777 shares, 115,217 shares, and 112,613 shares, to employees in 1997, 1996, and 1995, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996, and 1995, respectively: dividend yield of 1.50%, 1.88%, and 1.88%; expected volatility of 42.7%, 26.7%, and 22.2%; risk-free interest rates of 5.61%, 5.09%, and 7.05%; and expected lives of one year for the three years. The weighted-average fair value of those purchase rights granted in 1997, 1996, and 1995 was $2.06, $1.30, and $1.07, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 45,501, 3,000, and 13,000 shares of restricted stock, with a fair value of $153, $182, and $82, during 1997, 1996, and 1995, respectively. As of
December 31, 1997, restricted stock awards covering 38,283 shares were outstanding, with the restrictions expiring at various dates through 2000. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $160) to total compensation. In 1997, the Company purchased 236,250 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares will be released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 1997, the plan held 523,382 shares and has allocated 287,132 shares of the Parents' common stock valued at $8,411 and $4,615, respectively. The Company charged to operations $300 and $280 for the ESOP contribution for 1997 and 1996, respectively. There were no contributions for the ESOP for 1995.

Note H - Legal Proceedings

The Company is a defendant in several lawsuits and arbitrations which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. While results of litigation and arbitration cannot be predicted with certainty, management, based on opinions of outside counsel, has provided for actions most likely of adverse disposition and believes that the effects of resolution of such litigation and arbitration beyond the amounts provided will not have a material adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

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

Additionally, the Company is named in lawsuits filed by The Oklahoma Turnpike Authority ("OTA") and The State of Oklahoma. The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The State of Oklahoma seeks $7.6 million in compensatory damages and that these damages by trebled. The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $608 million refinancing should have been paid to the OTA. The State of Oklahoma suit alleges that the Company and two former executives of the Company committed violations of the Racketeer Influenced and Corrupt Organizations Act. This suit alleges essentially the same facts as are alleged in the OTA suit and were alleged by the SEC in its action against the Company which was settled in August 1995 by the Company without admitting or denying the allegations. The State of Oklahoma suit was dismissed by the United States District Court for the Western District of Oklahoma and is currently on appeal in the United States Tenth Circuit Court of Appeals. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations.

Note I - Financial  Instruments With Off-Balance Sheet Credit Risk

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

Derivatives

The Company deals, on an agency basis, in listed options and other products such as collateralized mortgage obligations which derive their values from the price of some other security or index. The Company does not deal in complex derivative financial instruments, such as futures, forwards, and swaps.

Note J - Long-Term Debt

At December 31, 1996, the Parent had outstanding $10,000 aggregate principal amount of its 11.25 percent senior convertible notes due September 1, 1997, through September 1, 2000. During the year, the notes were converted into 1,488,592 shares of the Company's $0.15 par value common stock at a conversion price of $6.72 per share. Interest charged to operations for these notes was $886, $1,125, and $1,125 for years 1997, 1996, and 1995, respectively.

At December 31, 1997, the Company had outstanding with a stockholder $5,000 principal amount of notes due on June 30, 1999. Interest payments are due monthly commencing February 1, 1998, at the monthly LIBOR rate plus 1% (6.53% at December 31, 1997).

In 1997, the Company formed a Limited Liability Corporation ("LLC") to be a certified capital company under the statutes of the state of Missouri. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, and is included in the Company's consolidated statement of financial condition under the caption "long-term debt." Under the provisions of the statutes for certified capital companies, U.S. Treasury Notes of $2,507 have been placed in escrow to provide for repayment of the notes.

Note K - Preferred Stock Purchase Rights

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

Note L - Income Taxes

The Company's provision for income taxes consists of:
-------------------------------------------------------------------------------------------
                         Year Ended                Year Ended                Year Ended
                     December 31, 1997         December 31, 1996          December 31, 1995
-------------------------------------------------------------------------------------------
Current:
    Federal               $ 3,760                     $1,597                   $( 59)
    State                     897                        381                    ( 14)
-------------------------------------------------------------------------------------------
                          $ 4,657                     $1,978                   $( 73)
Deferred:
    Federal               $(  732)                    $  187                   $ 594
    State                 $(  175)                        44                     142
-------------------------------------------------------------------------------------------
                          $(  907)                    $  231                   $ 736
-------------------------------------------------------------------------------------------
                          $ 3,750                     $2,209                   $ 663
===========================================================================================

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

-----------------------------------------------------------------------------------------------------------
                                                   Year Ended           Year Ended            Year Ended
                                                December 31, 1997    December 31, 1996    December 31, 1995
-----------------------------------------------------------------------------------------------------------
Federal tax computed at statutory rates             $ 3,203              $ 1,904                 $ 444
State income taxes, net of federal
    income tax benefit                                  476                  281                    84
Tax-exempt interest, net of related
    interest expense                                 (   70)              (   59)                  (62)
Goodwill amortization                                    80                   80                    80
Meals and entertainment                                 104                  103                    96
SEC fine                                                - -                  - -                    85
Increase in cash surrender value of
    life insurance                                   (   63)              (   36)                 ( 27)
Other, net                                               20               (   64)                 ( 37)
-----------------------------------------------------------------------------------------------------------
Provision for income taxes                          $ 3,750              $ 2,209               $    663
===========================================================================================================

The net deferred tax asset consists of the following temporary differences:

------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31, 1997   December 31, 1996
------------------------------------------------------------------------------------------------------------------------
Deferred Tax    Receivables from customers, principally due to
Asset              allowance for doubtful accounts                                       $   217            $   227
                Office equipment and leasehold improvements,
                   principally book over tax depreciation                                  1,037                856
                Deferred compensation                                                      1,135                810
                Deferred revenue                                                             229                195
                Investments, principally due to valuation allowance                           26                 25
                Receivables from officers and employees, principally
                  due to allowance for doubtful accounts                                     950              1,111
                Accruals not currently deductible                                          1,277                783
                Other                                                                         78                 15
                --------------------------------------------------------------------------------------------------------
                Deferred Tax Asset                                                         4,949              4,022
                --------------------------------------------------------------------------------------------------------
Deferred Tax    Intangible assets, principally tax over book amortization                (   203)           (   211)
Liability       Investment fee revenue installment receivable                            (   169)           (   140)
                --------------------------------------------------------------------------------------------------------
                Total Gross Deferred Tax Liability                                       (   372)           (   351)
                --------------------------------------------------------------------------------------------------------
                Net Deferred Tax Asset                                                   $ 4,577            $ 3,671
                ========================================================================================================

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

Note M - Related Party Transactions

Four directors of the Parent are associated with firms which provide legal and consulting services to the Company. The Company charged approximately $1,540, $801, and $1,263 (primarily for legal fees) to operations for these services for 1997, 1996, and 1995, respectively. Additionally, several employees of Stifel, Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations approximately $46, $17, and $20, for 1997, 1996, and 1995, respectively, for these services.

Certain directors of the Parent have a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $507 at December 31, 1997, and $663 at December 31, 1996.

Note N - Plan of Restructuring

During the fourth quarter of 1994, the Board of Directors of the Parent approved a restructuring and downsizing plan for the Company to be implemented beginning in December 1994, which involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. The plan was completed during 1995. Following is a summary of activity in the accounts related to the restructuring accrual:

----------------------------------------------------------------------------------------------------------------
                                                    Severance Pay,
                                                  Extended Benefits,
                                    Net Lease      and Receivables
                                   Commitments     Written Off for                       Abandonment
                                   for Closed        Terminated        Contractual      of Leasehold
                                     Offices          Employees        Commitments      Improvements       Total
----------------------------------------------------------------------------------------------------------------
January 1, 1995 Balance              $1,400             $695              $191              $206          $2,492
----------------------------------------------------------------------------------------------------------------
Payments/charges                        441              627                61               197           1,326
Adjustments through operations           64                1               130               - -             195
----------------------------------------------------------------------------------------------------------------
December 31, 1995 Balance               895               67               - -                 9             971
----------------------------------------------------------------------------------------------------------------
Payments/charges                        238               67               - -               - -             305
Adjustments through operations          - -              - -               - -                 9               9
----------------------------------------------------------------------------------------------------------------
December 31, 1996 Balance               657              - -               - -               - -             657
----------------------------------------------------------------------------------------------------------------
Payments/charges                        177              - -               - -               - -             177
Adjustments through operations          318              - -               - -               - -             318
----------------------------------------------------------------------------------------------------------------
December 31, 1997 Balance            $  162              - -               - -               - -          $  162
----------------------------------------------------------------------------------------------------------------

The balances at December 31, 1997, and December 31, 1996, are included in the statement of financial condition under the caption "Accounts payable and accrued expenses."

During 1995, the Parent Company's Board of Directors reversed its decision regarding the payment of certain philanthropic commitments which had been accrued in 1994 as part of the restructuring charge and included in "Contractual commitments" above. As a result of this decision, $130 related to accrued contractual commitments was reversed and credited to operations in 1995.

Note O - Sale of Oklahoma-Based Assets

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

Pro forma financial information assuming the transaction had taken place at the beginning of the year is presented below:

--------------------------------------------------------------------------
                                                            Year Ended
Unaudited Pro Forma Combined Results of Operations       December 31, 1995
--------------------------------------------------------------------------
Revenue                                                       $  85,846
Net income                                                    $     770
Basic income per share                                        $     .16
--------------------------------------------------------------------------
The above pro forma results do not purport to be indicative of results which actually would have occurred had the sale been made on January 1, 1995.

On January 2, 1997, Capital West was reorganized and a new company, Affinity Holdings Corporation ("Affinity"), was formed. Affinity assumed the outstanding debt of Capital West. As part of the reorganization, Affinity exchanged the remaining balance of the $1,850 secured and senior notes issued by Capital West for a secured note due December 31, 2001, with a face amount of $305 bearing interest at a 10% annual rate; two hundred thousand shares of 10% cumulative non-voting preferred stock, par value $1.00; warrants to purchase a minority interest in Affinity; and substantially all of the fixed assets of Affinity with a fair value of approximately $300, which is being leased back to Affinity. Principal and interest payments on the note and dividend payments are made monthly based upon the level of activity of Affinity's broker-dealer subsidiary.

Note P - Earnings Per Share

During the year, the Company adopted SFAS 128. The following table reflects a reconciliation between Basic EPS and Diluted EPS.

---------------------------------------------------------------------------------------------------------------------------------
                                    December 31, 1997                  December 31, 1996                  December 31, 1995
                           ---------------------------------- ---------------------------------- --------------------------------
                           Income       Shares    Per Share   Income       Shares    Per Share   Income     Shares      Per Share
Net Income               (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount
---------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
  Income available to
    shareholders             $5,671      5,324,895     $1.06     $3,393      4,905,236    $0.69       $644      4,836,894  $ 0.13
Effect of Dilutive Securities
  Options, ESPP, and deferred
    compensation                - -        271,960       - -        - -         97,650      - -        - -         70,464      --
  Convertible debt              541      1,157,802       - -        601      1,488,602      - -        N/A*           N/A*     --
Diluted Earnings Per Share
  Income available to common
    stockholders and assumed
    conversions              $6,212      6,754,657     $0.92     $3,994      6,491,488    $0.62       $644      4,907,358  $ 0.13
---------------------------------------------------------------------------------------------------------------------------------

*Anti-dilutive

Note Q - Subsequent Event

On January 20, 1998, the Company's Board of Directors approved a 5 percent stock dividend to be distributed and a $.03 per share cash dividend to be paid on February 26, 1998, to shareholders of record on February 12, 1998. All share and per share data have been adjusted to reflect the stock dividend.

Note R - Recent Accounting Pronouncements

As of January 1, 1997, the Company adopted SFAS No. 125, which was effective for transfers of financial assets made after December 31, 1996, except for transfers of certain financial assets for which the effective date has been delayed for one year. SFAS No. 125 provides financial reporting standards for the derecognition and recognition of financial assets, including the distinction between transfers of financial assets which should be recorded as sales and those which should be recorded as secured borrowings. The adoption of the enacted provisions of SFAS No. 125 had no material effect on the Company's financial condition of results of operations. With respect to the provisions of SFAS No. 125 which become effective in 1998, the Company does not expect the impact of the adoption of the deferred provisions to be material to the Company's financial condition or results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These statements, which are effective for fiscal years beginning after December 15, 1997, establish standards for the reporting and display of comprehensive income and the disclosure requirements related to segments.

                       Independent Auditor's Report


Independent Auditor's Report
To the Board of Directors and Stockholders of Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1995, were audited by other auditors whose report, dated February 25, 1996, expressed an unqualified opinion on those statements.

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

In our opinion, such 1997 and 1996 consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

February 20, 1998
St. Louis, Missouri