Form 10-K, Exhibit 13
period 1998-12-31
STIFEL FINANCIAL CORP
filed 1999-03-30
CIK 720672

Management's Discussion and Analysis
of Financial Condition and Results of Operations*

Business Environment
Stifel Financial Corp. ("the Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as ("the Company"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States.
Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

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

The Company faces increasing competition from other financial institutions such as commercial banks,on-line service providers, and other companies offering financial services. As a result of recent and pending regulatory initiatives to relieve certain restrictions on commercial banks, competition to provide financial services once dominated by securities firms has increased and may continue to increase. In addition, recent consolidation in the financial services industry may lead to increased competition from larger diversified organizations. At present, the Company is unable to predict the extent of these changes and the impact on the Company's results of operations.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.

--------------------------------------------------------------------------------
                              Year Ended                  Year Ended
                       December  31,   December 31,   December 31,  December 31,
Increase  (Decrease)         1998   vs.    1997          1997      vs.   1996
--------------------------------------------------------------------------------
Dollars in thousands            Amount    Percentage     Amount      Percentage
--------------------------------------------------------------------------------
Revenues:
Commissions                      $ 6,966      14%         $ 5,863         13%
Principal transactions             6,002      29              965          5
Investment banking               (12,713)    (45)          12,223         75
Interest                          (2,508)    (12)           7,623         55
Other revenues                     3,445      22             (391)        (2)
--------------------------------------------------------------------------------
                                 $ 1,192       1%         $26,283         24%
--------------------------------------------------------------------------------
Expenses:
Compensation and benefits        $ 4,873       6%         $15,329        23%
Commissions and floor brokerage       24       1              139         5
Communication and office supplies  1,475      21              117         2
Occupancy and equipment rental     1,440      18              151         2
Interest                          (3,193)    (25)           4,794        58
Litigation settlements and
  bad debts                       (2,896)    (78)             434        13
Other operating expenses             301       3            1,500        18
--------------------------------------------------------------------------------
                                 $ 2,024       2%         $22,464        22%
--------------------------------------------------------------------------------

*This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements, as well as a discussion of some of the risks and uncertainties involved in the Company's businesses that could affect the matters referred to in such statements.

1998 As Compared to 1997
The strong market conditions experienced in 1997 continued to surge upward in 1998 as record volumes set in 1997 over 1996 fell by the wayside. Continued low interest rates and low inflation preserved investor confidence in the equity markets as evidenced by record trading volumes on the three major U.S. markets (NYSE, NASDAQ, and AMEX) which increased 25% over 1997's record volumes. Additionally, industry-wide net new sales of mutual funds experienced a record increase of 28% in 1998 over 1997's record net new sales.

The Company's focus for 1998 was expansion of its Private Client Group. In that vein, the Company invested in several key areas to broaden its capabilities and capacity to support the Private Client Group. Professional support associates were added to improve financial and retirement planning, provide trust and corporate executive services, and provide technical support for improved technology. Additionally, the Company introduced new client statements with cost-basis information and made substantial investments in state-of-the-art desktop workstations and market data platforms. As a result, the Company added 65 new investment executives and opened 10 new offices. Short term, margins have been negatively impacted.

Calendar 1998 was the Company's second successive year of record revenues. Total revenues of $137.3 million represented a nominal increase over the prior year's revenues of $136.1 million, but was more notable considering the drop in new issue underwritings experienced industry-wide. Net income declined to $5.2 million in 1998 from $5.7 million in 1997, while net income per diluted share declined to $0.73 from $0.88 one year earlier.

Revenues from commissions increased $7.0 million, principally as a result of the strong equity markets and an increase in the number of investment executives and independent contractors. Main components of the increase were commissions on mutual funds, listed equity securities, and insurance products, which increased 24%, 16%, and 29%, respectively.

Principal transaction revenues are primarily derived from over-the-counter equity and fixed income inventory activities. Inventories of these securities are maintained to meet client needs. Realized and unrealized gains and losses that result from holding and trading these securities are included in principal transaction revenues. Revenues from principal transactions increased $6.0 million, resulting primarily from revenue generated by the sales of unit investment trusts.

Investment banking revenues are derived from underwriting of corporate and municipal securities and providing advisory services to clients. These revenues decreased $12.7 million from the record year of 1997, as new issue equity underwritings, especially small and mid-cap offerings, slowed dramatically. The Company's investment banking revenues declined principally from fewer equity and preferred underwritings. The number of managed and co-managed corporate underwritings and the dollar volume of these transactions decreased from 24 new issues for $1.4 billion in 1997 to 8 new issues for $442 million in 1998.

Interest revenue decreased $2.5 million, resulting from a drop in interest earned from customer borrowings on margin accounts. This earnings decline was the result of both a reduction in customer borrowings and a moderate decrease in rates charged to customers.

Other  revenues increased $3.4 million, principally  from  a  28%
growth in money market account fees and a 28% growth in managed account service fees.

1998 As Compared to 1997 (continued)
Total expenses increased $2.0 million to $128.7 million, principally as a result of increased compensation and benefits along with rising operating costs associated with the growth of the Company's Private Client Group, offset by a significant decline in litigation expenses.

Compensation and benefits, the largest component of the Company's total expenses, rose $4.9 million. A significant element of compensation, sales commissions, increased $3.6 million. The increased level of sales commissions was the result of increases in hiring incentives paid to newly recruited investment executives, increases in compensation as a result of higher individual production, and increases in payments to independent contractors. The Company's emphasis on expanding the Private Client Group, broadening the depth of services provided to the Private Client Group, enhancing information technology, and opening 10 branch offices led to an increase in the number of support associates, resulting in a $3.1 million increase in salary expense over 1997 salary expense. The increase in sales commission and salary expense was offset by the decline in incentive compensation related to departmental and firm-wide profitability.

Communications and office supplies rose $1.5 million. The increases in communication costs resulted principally from the expansion and improvement of the Company's communication technology to enhance services provided for the Company's private clients. Office supplies increased as a direct result of the increase in branch office openings.

The opening of 10 new Private Client Group branch offices and the upgrading  of communications technology equipment led to  a  $1.4 million increase in occupancy and equipment rental expenses.

Decreased borrowings to finance customer margin accounts, and the 1997 conversion of $10.0 million of debt into shares of the Company's common stock (see Note J) led to a $3.2 million decline in interest expense.

Litigation, settlements, and bad debt expense decreased $2.9 million. The principal cause of the decrease is due to the significant decline in litigation related to the Company's former Oklahoma operations for which estimated losses were provided for in prior years.

1997 As Compared to 1996
The Company benefited from strong market conditions driven by continued low interest rates, low inflation, and strong equity markets experienced industry-wide. Trading volume on the three major U.S. markets (NYSE, NASDAQ, and AMEX) and net sales of mutual funds reached new highs. Trading volume on the major U.S. markets increased 22%, along with industry-wide net sales of mutual funds increasing 10% compared to 1996. The Company recorded revenues of $136.1 million, a $26.3 million increase over 1996. Net income for 1997 reached $5.7 million, an increase of $2.3 million over 1996. Net income per diluted share rose to $0.88 from $0.59 in 1996.

Strong market conditions fueled an increase in revenue from commissions of $5.9 million. The increase was mainly comprised of commissions on mutual funds, over-the-counter equity securities, listed equity securities, and insurance and annuity products, which increased 21%, 8%, 13%, and 40%, respectively.

Revenues from principal transactions increased $965,000, resulting from a rise in sales of over-the-counter equities which was partially offset by a decrease in fixed income transactions. Low interest rates, low inflation, and a rising stock market fueled greater investor demand for equities and lower levels of demand for municipal and corporate debt.

1997 As Compared to 1996 (continued)
Investment banking revenues increased $12.2 million, as favorable market conditions continued to support these activities. Underwriting and advisory services for the Company's corporate clients comprised the majority of the increase. During the year, the Company completed 24 managed or co-managed offerings,an increase of 35% over 1996.

The majority of the increase in interest revenue of $7.6 million resulted from interest earned from customer borrowings on margin accounts. Average margin account balances increased 60% principally as a result of significant customer borrowings during the first nine months of the year.

Other revenues decreased $390,000. However, several components within other revenues fluctuated significantly. Increased fees from investment management services and other advisory and asset management programs were offset by the absence of a significant investment gain recorded in 1996. This $3.3 million investment gain was the result of an exercise of warrants relating to an underwriting and the subsequent sale of the equity securities.

Total   expenses  increased  $22.5  million  to  $126.7  million,
principally as a result of increased compensation and benefits and interest expense.

Compensation and benefits, a significant portion of the Company's total expenses, rose $15.3 million. A majority of the increase resulted from compensation that is variable in nature and was commensurate with commissionable revenues and departmental, subsidiary, and firm-wide profitability.

Interest expense increased $4.8 million as a result of increased levels of short-term borrowings by the Company. These borrowings were necessary to finance the increased activity in customer margin accounts.

Several of the remaining expense categories were relatively unchanged during 1997. The following discussion will focus on expense items with significant changes.

Litigation, settlements, and bad debt expense increased  $434,000 in 1997. The 1997 expenses include a $2.5 million provision for estimated costs to address various litigation matters related primarily to the Company's former Oklahoma operations.

Other operating expenses increased $1.5 million, primarily due to increased travel and promotion cost from efforts to expand the Company's private client and institutional businesses and fees paid for legal services, consulting, and employment search firms.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Impact of Year 2000
The Year 2000 issue is the result of computer programs currently written in two-digit format, rather than four-digit, to define the applicable year, which affects the ability of computer systems to accurately process dates ending after December 31, 1999.

During 1998, the Company assessed its Year 2000 compliance for all of its operating systems including outside vendors. The Company's securities processing system, which provides all of the record-keeping and transaction processing services for the Company's customer accounts, has been identified as mission critical. The Company utilizes a third-party service bureau for this system. The service bureau designs and maintains the system at its own location. The Company utilizes the system via direct on-line computer access. This service bureau provides the same customer record-keeping services to approximately 20 other securities firms throughout the United States.

In January 1999, the service bureau reported they had completed 100% of the changes to program code required for the customer record-keeping system and had placed these changes into live production. In December 1998 and January 1999, the Company and other user firms of this service bureau performed detail testing on the system. This involved processing a wide variety of transactions on the system in a Year 2000 environment. This testing identified no significant problems.

The Company and the service bureau will participate in the securities industry-wide test in March and April 1999. This test will demonstrate the service bureau's ability to interface with all of its critical third parties in the trading and settlement process.

The Company's Year 2000 plan also addresses other systems, including a variety of vendor-supplied software products and a small number of internally created AS400 mainframe programs. The Company has substantially completed implementation of all remedies planned for mission critical systems as of January 1999.

The Company will test its internally created AS400 mainframe programs by June 30, 1999. There are currently no plans for specific testing of most vendor-supplied software for which vendors have provided assurance of Year 2000 compliance.

The Company believes that the incremental costs associated with modifications for internal software and systems will not be material to the Company's financial statements. However, the interdependent natureof securities transactions and the success of the Company's external counterparties and vendors, including the third-party service bureau mentioned above, in dealing with this issue could significantly influence the Company's estimate of the impact the Year 2000 will have on its business.

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

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 1998, Stifel Nicolaus had net capital of approximately $28.5 million,which exceeded the minimum net capital requirements by approximately $23.1 million.

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

Market Risk
Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations, or other market factors, such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. The Company actively monitors its market risk through a variety of control procedures involving senior management and selected risk management committees.The Company's existing and proposed underwritings, credit extended to customers and counterparties, and inventory trading activities are reviewed by business unit managers and senior management. Underwritings are subject to due diligence reviews by senior management. Credit risk is managed through the use of credit exposure information, the monitoring of collateral values, and the establishment of credit limits. Inventory positions are continually monitored by management and subject to trading and position limits.

During 1998, the Company's securities trading inventory consisted of fixed income debt and over-the-counter equity positions. The fair value of these securities at December 31, 1998, was $34.3 million and $4.4 million, respectively, in long positions and $461,000 and $537,000, respectively, in short positions. Analysis was performed on these instruments that assessed the related risk and materiality as required by the Securities and Exchange Commission. Based on this analysis, in the opinion of management, the market risk associated with the Company's financial instruments at December 31, 1998, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Recent Accounting Pronouncements
In 1998, the Company early adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidelines for capitalization of developmental costs of proprietary software and purchased software for internal use. The adoption of this SOP had no material effect on the statement of financial position or results of operations.

In 1998, the Financial Accounting Standards Board "FASB" issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that derivatives be recognized in the balance sheet at fair value. Designation as hedges of specific assets or liabilities is permitted only if certain conditions are met. Effective in calendar year 2000, the Company will be required to record and mark to market any derivative financial instruments and related underlying assets, liabilities, and firm commitments. Management has not determined what effect SFAS No. 133 will have on its financial statements.

Consolidated Statements Of Financial Condition
----------------------------------------------------------------------------------------------------------------
(In thousands)                                                          December 31, 1998     December 31, 1997
----------------------------------------------------------------------------------------------------------------
Assets        Cash and cash equivalents                                      $  12,835             $  15,366
              --------------------------------------------------------------------------------------------------
              Cash segregated for the exclusive benefit of customers               177                   177
              --------------------------------------------------------------------------------------------------
              Receivable from brokers and dealers:
                Securities failed to deliver                                     1,481                   481
                Deposits paid for securities borrowed                           12,653                18,223
                Settlement balances with clearing organizations                  9,812                16,519
              --------------------------------------------------------------------------------------------------
                                                                                23,946                35,223
              --------------------------------------------------------------------------------------------------
              Receivable from customers, net of allowance for doubtful
                accounts of $556 and $556, respectively                        213,709               218,301
              --------------------------------------------------------------------------------------------------
              Securities owned, at fair value:
                U.S.  Government obligations                                     4,282                 4,763
                State and municipal obligations                                 27,946                 6,471
                Corporate obligations                                            2,025                 2,153
                Corporate stocks                                                 4,379                 5,825
              --------------------------------------------------------------------------------------------------
                                                                                38,632                19,212
              --------------------------------------------------------------------------------------------------
              Memberships in exchanges, at cost                                    513                   513
              Office equipment and leasehold improvements, at cost,
                net of allowances for depreciation and amortization of
                $12,361 and $10,890, respectively                                5,315                 2,227
              Goodwill, net of accumulated amortization of $1,721
                and $1,414, respectively                                         3,874                 4,181
              Notes receivable from and advances to officers and
                employees, net of allowance for doubtful receivables
                from former employees of $482 and $2,376, respectively           6,460                 4,249
              Deferred tax asset                                                 3,213                 4,577
              Other assets                                                      26,331                11,458
              --------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                 $ 335,005             $ 315,484
              --------------------------------------------------------------------------------------------------

Consolidated Statement of Financial Condition
---------------------------------------------------------------------------------------------------------------
(In thousands,except share amounts)                                     December 31, 1998     December 31, 1997
---------------------------------------------------------------------------------------------------------------
Liabilities and   Short-term  borrowings from banks                           $ 62,890              $ 89,150
Stockholders'     Payable to brokers and dealers:
Equity              Securities  failed to receive                                1,545                 1,242
                    Deposits received from securities loaned                   103,224                72,466
                  ---------------------------------------------------------------------------------------------
                                                                               104,769                73,708
                  ---------------------------------------------------------------------------------------------
                  Payable to customers                                          37,306                39,239
                  Securities sold,but not yet purchased,at fair value              998                 4,264
                  Drafts payable                                                18,210                13,966
                  Accrued employee compensation                                 18,320                19,247
                  Obligations under capital leases                                 848                   522
                  Accounts payable and accrued expenses                         16,117                15,707
                  Long-term debt                                                20,570                 9,600
                  ---------------------------------------------------------------------------------------------
                    Total Liabilities                                          280,028               265,403
                  ---------------------------------------------------------------------------------------------
                  Stockholders' equity:
                    Preferred stock -$1 par value; authorized
                      3,000,000 shares; none issued
                    Common stock -$.15 par value; authorized 10,000,000
                      shares; issued 7,219,335 and 6,678,223 shares,
                      respectively                                               1,084                 1,002
                    Additional paid-in capital                                  41,867                37,006
                    Retained  earnings                                          18,291                17,425
                  ---------------------------------------------------------------------------------------------
                                                                                61,242                55,433
                  ---------------------------------------------------------------------------------------------
                    Less:
                      Treasury stock, at cost
                        222,743 and 168,648 shares, respectively                 2,162                 1,989
                      Unamortized  expense of restricted stock awards            1,081                   185
                      Unearned employee stock ownership plan shares,
                        at cost, 235,866 and 236,250 shares, respectively        3,022                 3,178
                  ---------------------------------------------------------------------------------------------
                    Total Stockholders' Equity                                  54,977                50,081
                  ---------------------------------------------------------------------------------------------
                    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $335,005              $315,484
                  ---------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements

Consolidated Statements Of Operations
------------------------------------------------------------------------------------------------------------
                                                                            Years Ended December 31,
                   -----------------------------------------------------------------------------------------
                   (In thousands, except per share amounts)            1998            1997            1996
                   -----------------------------------------------------------------------------------------
Revenues           Commissions                                      $ 56,729        $ 49,763        $ 43,900
                   Principal transactions                             26,465          20,463          19,498
                   Investment banking                                 15,763          28,476          16,253
                   Interest                                           18,889          21,397          13,774
                   Other                                              19,442          15,997          16,388
                   -----------------------------------------------------------------------------------------
                                                                     137,288         136,096         109,813
------------------------------------------------------------------------------------------------------------
Expenses           Employee compensation and benefits                 86,967          82,094          66,765
                   Commissions and floor brokerage                     2,804           2,780           2,641
                   Communications and office supplies                  8,389           6,914           6,797
                   Occupancy and equipment rental                      9,549           8,109           7,958
                   Interest                                            9,798          12,991           8,197
                   Litigation, settlements, and bad debts                830           3,726           3,292
                   Other operating expenses                           10,362          10,061           8,561
                   -----------------------------------------------------------------------------------------
                                                                     128,699         126,675         104,211
------------------------------------------------------------------------------------------------------------
                   Income before income taxes                          8,589           9,421           5,602
                   Provision for income taxes                          3,344           3,750           2,209
                   -----------------------------------------------------------------------------------------
                   Net income                                       $  5,245        $  5,671        $  3,393
                   =========================================================================================
------------------------------------------------------------------------------------------------------------
Earnings Per       Net income per share:
Common Share and     Basic earnings per share                       $   0.77        $   1.01        $   0.66
Share Equivalents    Diluted earnings per share                     $   0.73        $   0.88        $   0.59
                   -----------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Statements Of Stockholders' Equity
-----------------------------------------------------------------------------------------------------------------------
                                                                            Treasury Stock and    Unamortized
                                                    Additional               Unearned Employee     Expense of
(In thousands,                    Common  Stock       Paid-In     Retained  Stock Ownership Plan   Restricted
except share amounts)            Shares    Amount     Capital     Earnings    Shares     Amount   Stock Awards   Total
-----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996      4,540,890  $  681    $ 19,622     $15,754    (183,225)   $(1,162)   $(  100)   $34,795
-----------------------------------------------------------------------------------------------------------------------
Cash dividends -common
  stock ($.09 per share)                                           (  405)                                      (  405)
Stock rights redemption -
  common stock ($.05 per share)                                    (  223)                                      (  223)
Purchase of treasury shares                                                  ( 69,713)    (  520)               (  520)
Employee benefit plans                                  ( 132)                118,953        753                   621
Stock options exercised                                 (   1)                    615          4                     3
Restricted stock awards                                   162                   3,000         20     (  182)       - -
Amortization of restricted stock
  awards                                                                                                 75         75
Dividend reinvestment                                                           1,365         13                    13
Net income for the year                                             3,393                                        3,393
5% stock dividend                 226,825      34       1,752      (1,786)   (  6,450)                             - -
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996    4,767,715     715      21,403      16,733    (135,455)    (  892)    (  207)    37,752
------------------------------------------------------------------------------------------------------------------------
Cash dividends -common
  stock ($.12 per share)                                           (  609)                                      (  609)
Purchase of treasury shares                                                  (276,331)    (2,926)               (2,926)
Employee benefit plans                                  (  82)                158,740      1,098                 1,016
Stock options exercised                                 ( 274)                 49,467        375                   101
Restricted stock awards                                 ( 196)                 42,168        349     (  153)       - -
Amortization of restricted stock
  awards                                                                                                175        175
Shares issued                   1,592,707     239      11,832                                                   12,071
Dividend reinvestment                                       1                     794          7                     8
Net income for the year                                             5,671                                        5,671
5% stock dividend                 317,801      48       4,322      (4,370)   (  8,031)                             - -
Employee stock ownership plan                                                (236,250)    (3,178)               (3,178)
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997    6,678,223   1,002      37,006      17,425    (404,898)    (5,167)    (  185)    50,081
------------------------------------------------------------------------------------------------------------------------
Cash dividends -common
  stock ($.12 per share)                                           (  828)                                      (  828)
Purchase of treasury shares                                                  (211,717)    (2,160)               (2,160)
Employee benefit plans             20,903       3       ( 267)                173,351      2,082                 1,818
Stock options exercised            94,676      14         367                   7,099         63                   444
Restricted stock awards            82,000      12       1,262                (  1,576)    (   11)    (1,263)       - -
Amortization of restricted stock
  awards                                                                                                367        367
Dividend reinvestment                                       1                     972          9                    10
Net income for the year                                             5,245                                        5,245
5% stock dividend                 343,533      53       3,498      (3,551)   ( 21,840)                             - -
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998    7,219,335  $1,084     $41,867     $18,291    (458,609)   $(5,184)   $(1,081)   $54,977
------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.Consolidated

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------
                                                                              Years Ended December 31,
                                                                       -------------------------------------
(In thousands)                                                            1998          1997        1996
------------------------------------------------------------------------------------------------------------
Cash Flows            Net  income                                       $  5,245      $  5,671    $  3,393
From Operating        --------------------------------------------------------------------------------------
Activities            Noncash items included in earnings:
                        Depreciation and amortization                      2,133         1,519       1,664
                        Bonus notes amortization                           1,717         1,178       1,213
                        Deferred compensation                                575           920         571
                        Amortization of restricted stock awards
                          and stock benefits                                 595           172          75
                        Deferred tax provision (benefit)                   1,363       (   907)        231
------------------------------------------------------------------------------------------------------------
                                                                          11,628         8,553       7,147
                      Decrease (increase) in operating receivables:
                        Customers                                          4,592        16,915     (78,291)
                        Brokers and dealers                               11,277       (20,387)      1,588
                     (Decrease) increase in operating payables:
                        Customers                                        ( 1,933)        7,144         289
                        Brokers and dealers                               31,061        26,560      24,020
                      Decrease (increase) in assets:
                        Cash and U.S. Government securities
                          segregated for the exclusive benefit
                          of customers                                       - -           305         293
                        Securities owned                                 (19,420)      (   300)        608
                        Notes receivable from officers and employees     ( 3,927)      ( 2,409)    ( 1,030)
                        Other assets                                     ( 3,225)        1,633     (   532)
                     (Decrease) increase in liabilities:
                        Securities sold, not yet purchased               ( 3,266)        1,035         485
                        Drafts payable, accounts payable and
                          accrued expenses, and accrued employee
                          compensation                                     3,153        10,148       1,302
                      --------------------------------------------------------------------------------------
                      Cash From Operating Activities                    $ 29,940      $ 49,197    $(44,121)
------------------------------------------------------------------------------------------------------------

Consolidated Statement of Cash Flows (Continued)
------------------------------------------------------------------------------------------------------------
                                                                              Years Ended December 31,
                                                                       -------------------------------------
                  (In thousands)                                          1998          1997        1996
------------------------------------------------------------------------------------------------------------
                  Cash From Operating Activities -
                  From Previous Page                                    $ 29,940       $ 49,197    $(44,121)
------------------------------------------------------------------------------------------------------------
Cash Flows        Net (payments) proceeds for short-term
From Financing      borrowings from banks                                (26,260)       (43,250)     45,950
Activities        Proceeds from:
                    Issuance of stock                                      2,043          2,907         633
                    Long-term debt                                        10,970          9,600         - -
                    Subordinated borrowings                                  - -          8,000         - -
                  Payments for:
                    Settlement of long-term debt                             - -            - -     (   760)
                    Purchases of stock for treasury                      ( 2,160)       ( 2,926)    (   520)
                    Principal payments under
                      capital lease obligation                           (   597)       (   392)    (   431)
                    Subordinated borrowings                                  - -        ( 8,000)    (    50)
                    Cash dividends and rights redemption                 (   828)       (   609)    (   628)
                    Purchase of stock for employee stock
                      ownership plan                                         - -        ( 3,178)        - -
                  ------------------------------------------------------------------------------------------
                  Cash From Financing Activities                         (16,832)       (37,848)     44,194
------------------------------------------------------------------------------------------------------------
Cash Flows        Proceeds from:
From Investing      Sale of office equipment and leasehold
                      improvements                                            46            145          28
                    Sale of investments                                      118             84       3,753
                  Payments for:
                    Acquisition of office equipment and
                      leasehold improvements                             ( 4,025)        (  999)    (   443)
                    Acquisition of investments                           (11,778)        (3,173)    ( 1,795)
                  ------------------------------------------------------------------------------------------
                  Cash From Investing Activities                         (15,639)        (3,943)      1,543
                  ------------------------------------------------------------------------------------------
                 (Decrease) increase in cash and cash
                    equivalents                                          ( 2,531)         7,406       1,616
                  Cash and cash equivalents -
                    beginning of year                                     15,366          7,960       6,344
                  ------------------------------------------------------------------------------------------
                  Cash and cash equivalents -
                    end of year                                         $ 12,835       $ 15,366    $  7,960
                  ==========================================================================================
                  Supplemental disclosures of cash flow information:
                    Interest payments                                   $ 10,082       $ 13,093    $  8,264
                    Income tax payments                                 $  4,474       $  3,418    $  2,247
                  Schedule of Noncash Investing and Financing Activities
                    Fixed assets acquired under capital lease           $    923       $    405    $    240
                    Restricted stock awards, net of forfeitures         $  1,263       $    153    $    182
                    Employee stock ownership shares                     $    165       $    300    $    280
                    Debt converted into stock                                - -       $ 10,000         - -
                    Stock dividends distributed                         $  3,551       $  4,370    $  1,786
                  ------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes To Consolidated Financial Statements
(in thousands, except share and per share amounts)

Note A -Summary of Significant Accounting and Reporting Policies

Nature of Operations
Stifel Financial Corp. ("the Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as ("the Company"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States.
Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

Basis of Presentation
The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, principally Stifel Nicolaus. Stifel Nicolaus is a broker-dealer registered under the Securities Exchange Act of 1934. All material intercompany balances and transactions are eliminated in consolidation.

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

Security Transactions
Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations. Securities held for investment by the Parent and certain subsidiaries are included in other assets and are carried at the lower of historical cost or fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin
transactions.   The value of securities owned  by  customers  and
held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Note A -Summary of Significant Accounting and Reporting  Policies
(continued)

Customer security transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Fair Value
The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1998, the estimated fair value of the notes was $13,858.

Income Taxes
Deferred   income  taxes  are  recognized  for  the  future   tax
consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Segment Reporting
During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of Enterprise and Related Information." SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect the Company's financial position or results of operations but did affect the disclosure of segment information (see Note
N).

Comprehensive Income
The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires entities to report changes in equity that result from transactions and economic events other than those with shareholders. The Company had no other comprehensive income items; accordingly net income and other comprehensive income are the same.

Other
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel Nicolaus to deposit cash or other collateral with the lender. With respect to securities loaned, Stifel Nicolaus receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Stifel Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

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

Note B -Special Reserve Bank Account
At December 31, 1998, cash of $177 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange
Act of 1934.

Note C -Short-Term Borrowings From Banks
In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $245,000 at December 31, 1998, of which $182,110 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 5.65% and 6.87% at December 31, 1998 and 1997, respectively. Short-term borrowings of $29,475 and $21,725 were collateralized by company-owned securities valued at approximately $38,301 and $28,452 on a settlement date basis at December 31, 1998 and 1997, respectively. Short-term borrowings of $33,415 and $67,425 used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $60,846 and $108,821 at December 31, 1998 and 1997, respectively.

Note D -Commitments and Contingencies
In the normal course of business, Stifel Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1998, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel Nicolaus has pledged cash and customer-owned securities valued at $62,768. At December 31, 1998, the amounts on deposit satisfied the minimum margin deposit requirement of $58,031.

The future minimum rental commitments at December 31, 1998, with initial or remaining non-cancellable lease terms in excess of one year are as follows:

---------------------------------------------------------------------------------------
                                                          Operating Leases
                                          ---------------------------------------------
                                                           Minimum             Future
                                             Lease      Payments Under    Minimum Rental
Year Ending December 31,  Capital Leases  Commitments  Related Sublease     Commitment
---------------------------------------------------------------------------------------
1999                           $483         $ 4,063          $(115)         $ 3,948
2000                            362           4,129            (56)           4,073
2001                             62           3,859            - -            3,859
2002                            - -           3,304            - -            3,304
2003                            - -           2,856            - -            2,856
Thereafter                      - -          14,084            - -           14,084
---------------------------------------------------------------------------------------
Minimum Commitments            $907         $32,295          $(171)         $32,124
                                            =======          ======         =======
  Less Interest                  59
                               ----
Net Present Value of
  Capital Lease Obligations    $848
                               ====

Rental  expense  for  the  years  ended  1998,  1997,  and   1996
approximated $4,032, $2,899, and $3,541, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $828, net of amortization of $1,387, and $497, net of amortization of $1,036, at December 31, 1998 and 1997, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

Amortization  and  depreciation expense of assets  under  capital lease and owned furniture and equipment for 1998, 1997, and  1996 was $1,794, $1,224, and $1,384, respectively.

Note E -Net Capital Requirements
Stifel Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel Nicolaus has elected to use the alternative method permitted by the rule which requires maintenance of minimumnet capital equal to the greater of $250 or 2 percent of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debit items.

At December 31, 1998, Stifel Nicolaus had net capital of $28,509, which was 10.6 percent of aggregate debit items and $23,106 in excess of minimum required net capital.

Note F -Employee Benefit Plans
The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plans. Contributions to the PSP were based upon a company match of 50% of the employees' first five hundred dollars in annual contributions for 1998, 1997, and 1996. Additional contributions by the Company are discretionary. The amounts charged to operations for the PSP were $158, $142, and $146, for 1998, 1997, and 1996, respectively.

Stifel Nicolaus also has a deferred compensation plan available to investment executives whereby a certain percentage of their earnings is deferred as defined in the plan and vests over a five-year period. The investment executives have the right to elect
to   invest  their  individual  deferred  amounts  into   several
investment options, including Company stock. The amounts charged to operations related to this plan were $507, $920, and $571, for 1998, 1997, and 1996, respectively.

Note G -Stock-Based Compensation Plans
The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:
-----------------------------------------------------------------
                                   Years Ended December 31,
                           --------------------------------------
                             1998         1997           1996
-----------------------------------------------------------------
Net income
  As reported               $5,245       $5,671         $3,393
  Pro forma                 $4,629       $5,283         $3,345
-----------------------------------------------------------------
Basic earnings per share
  As reported               $ 0.77       $ 1.01         $ 0.66
  Pro forma                 $ 0.68       $ 0.94         $ 0.65
-----------------------------------------------------------------
Diluted earnings per share
  As reported               $ 0.73       $ 0.88         $ 0.59
  Pro forma                 $ 0.64       $ 0.82         $ 0.58
-----------------------------------------------------------------
All option plans are administered by the Compensation Committee of the Board of Directors of the Parent which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, and determine the terms of each option.

Fixed Stock Option Plans
The  Company  has four fixed stock option plans and an  incentive stock award plan. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 "Incentive Stock Plan," the Company may grant incentive stock options, stock appreciation rights, restricted stock, performance awards, and stock units up to an aggregate of 600,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire 10 years from the date of grant. The options vest ratably over a three- to five-year period or on a five-year cliff vesting period. The Company has also granted stock options to external board members under a non-qualified plan. These options are generally granted at 100% of market value at the date of the grant and are exercisable six months to one year from date of grant and expire 10 years from date of grant.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: dividend yield of 1.15%, 1.50%, and 1.88%; expected volatility of 41.9%, 42.7%, and 26.7%; risk-free interest rates of 5.15%, 6.22%, and 6.17%; and expected lives of
5.25 years for all grants.

The summary of the status of the Company's fixed stock option plans as of December 31, 1998, 1997, and 1996, and changes during the years ending on those dates is presented below:

------------------------------------------------------------------------------------------------------------------------
                                              1998                        1997                          1996
                                   ---------------------------   --------------------------   --------------------------
                                              Weighted-Average             Weighted-Average            Weighted-Average
Fixed Options                      Shares      Exercise Price     Shares    Exercise Price     Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year  764,617         $  7.49        477,857       $  5.10         384,704      $  5.04
------------------------------------------------------------------------------------------------------------------------
Granted                           169,050           11.70        396,995          9.75         122,463         5.43
Exercised                        (123,069)           4.60        (44,427)         5.10        (    712)        4.35
Forfeited                        ( 39,607)           9.42        (54,399)         4.83        ( 28,598)        5.23
Expired                          (  1,907)           4.26        (11,409)         6.26             - -          - -
------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year        769,084         $  8.78        764,617       $  7.49         477,857      $  5.10
========================================================================================================================
Options exercisable at year-end   384,475                        360,180                       280,909
Weighted-average fair value of
  options granted during the year   $4.78                          $4.07                         $1.80

Notes To Consolidated Financial Statements
(in thousands, except share and per share amounts)

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

-------------------------------------------------------------------------------------------------------------------
                                         Options Outstanding                             Options Exercisable
                     -------------------------------------------------------   ------------------------------------
                         Number         Weighted-Average                           Number
Range of             Outstanding at        Remaining        Weighted-Average    Exercisable at     Weighted Average
Exercise Prices         12/31/98        Contractual Life    Exercise  Price        12/31/98        Exercise Price
-------------------------------------------------------------------------------------------------------------------
$ 3.73-$  5.51          185,272            4.61 years           $  4.9167           156,614            $  4.8173
  5.58-   7.56          170,143            7.56 years              6.2306           117,444               6.0386
  7.64-  10.48           83,248            8.81 years              9.4749            19,198               7.6560
 10.83-  10.83          176,372            8.75 years             10.8276            80,824              10.8276
 11.07-  15.31          154,049            9.23 years             13.5413            10,395              15.1215
-------------------------------------------------------------------------------------------------------------------
$ 3.73-$ 15.31          769,084            7.59 years           $  8.7838           384,475            $  6.8742
===================================================================================================================

Employee Stock Purchase Plan
Under the 1998 Employee Stock Purchase Plan (the "ESPP"), the Company was authorized to issue up to 157,500 shares of common stock to its full-time employees, nearly all of whom are eligible
to  participate.   Under  the terms of the  ESPP,  employees  can
choose  each  year  to  have  a  specified  percentage  of  their
compensation  withheld in 1% increments not to exceed  10%.   The
participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 29% to 37% of eligible employees have participated in the ESPP in the
last  three  years.   Under the ESPP, the  Company  sold  156,841
shares, 131,016 shares, and 120,978 shares, to employees in 1998, 1997, and 1996, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: dividend yield of 1.15%, 1.50%, and 1.88%; expected volatility of 41.9%, 42.7%, and 26.7%; risk-free interest rates of 5.05%, 5.61%, and 5.09%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 1998, 1997, and 1996 was $2.67, $2.06, and
$1.30, respectively.

Restricted Stock Awards
Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 98,275, 50,164, and 3,473 shares of restricted stock, with a fair value of $1,276, $337, and $18, during 1998, 1997, and 1996, respectively. At December 31, 1998, restricted stock awards covering 117,854 shares were outstanding, with the restrictions expiring at various dates through 2003. The shares are restricted as to resale. Restrictions generally lapse ratably over three-to five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to employee compensation and benefits $367, $249, and $73 for the amortization during 1998, 1997, and 1996, respectively.

Stock Units
During the year, the Board of Directors amended the 1997 Incentive Stock Plan to include stock units. A stock unit represents the right to receive a share of Common Stock from the Company at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. The units vest over a three-to five-year period and are generally distributable upon vesting or at future specified dates. The Company granted 158,485 units and charged $210 to employee compensation and benefits for these units.

Employee Stock Ownership Plan
The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $160) to total compensation. In 1997, the Company purchased 248,063 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares will be released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 1998, the plan held 543,222 shares and has allocated 307,356 shares of common stock valued at $5,400 and $3,055, respectively. The Company charged to employee compensation and benefits $165, $300, and $280 for the ESOP contributions for 1998, 1997, and 1996, respectively.

Note H -Legal Proceedings
The Company is a defendant in several lawsuits and arbitrations relating principally to its securities business. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damages. One such claim involves a lawsuit filed by The Oklahoma Turnpike Authority ("OTA"). The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $608 million municipal bond refinancing should have been paid to the OTA. Although the ultimate outcome of this and other actions cannot be ascertained at this time, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

Note I -Financial Instruments With Off-Balance Sheet Credit Risk In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales), and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

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

Note J -Long-Term Debt
At December 31, 1996, the Parent had outstanding $10,000 aggregate principal amount of its 11.25 percent senior convertible notes due September 1, 1997, through September 1, 2000. During 1997, the notes were converted into 1,563,021 shares of the Company's $.15 par value common stock at a conversion price of $6.40 per share. Interest charged to operations for these notes was $886 and $1,125 for 1997 and 1996, respectively.

The Company has outstanding $5,000 principal amount of notes due on June 30, 2004. Interest is payable monthly at the monthly libor rate plus 1% (6.06% at December 31, 1998) through July 1, 1999, at which time the note will bear interest at the rate of 8% per annum.

In 1997, the Company formed a Limited Liability Corporation ("LLC") to be a certified capital company under the statutes of the state of Missouri. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, and $10,600 non-interest bearing notes due February 15, 2009, which are included in the Company's consolidated statement of financial condition under the caption "long-term debt." Proceeds from the notes are invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment of the notes and are placed in an irrevocable trust. The securities, valued at approximately
$8,440 and $2,507 at December 31, 1998 and 1997, respectively, are held to maturity and are included under the caption "other assets."

Note K -Preferred Stock Purchase Rights
On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. On July 23, 1996, the Company's Board of Directors approved the redemption of these shareholder rights and the adoption of a new Shareholder Rights Plan. Shareholders of record on August 12, 1996, received a payment of $.05 per share, representing the redemption price for the existing rights. This payment was in lieu of the regular quarterly dividend of $.03 per share.

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

Note L -Income Taxes
The Company's provision (benefit) for income taxes consists of:
                                        --------------------------------
                                             Years Ended December 31,
                                        --------------------------------
                                           1998        1997        1996
------------------------------------------------------------------------
Current:
  Federal                                $ 1,600     $ 3,760     $ 1,597
  State                                      381         897         381
------------------------------------------------------------------------
                                           1,981       4,657       1,978
------------------------------------------------------------------------
Deferred:
  Federal                                  1,100      (  732)        187
  State                                      263      (  175)         44
------------------------------------------------------------------------
                                           1,363      (  907)        231
------------------------------------------------------------------------
                                         $ 3,344     $ 3,750     $ 2,209
========================================================================

The  provision for income taxes differs from the amount  computed
by  applying  the statutory federal income tax  rate  to   income
before income taxes for the following reasons:

------------------------------------------------------------------------
                                             Years Ended December 31,
                                        --------------------------------
                                           1998         199        1996
------------------------------------------------------------------------
Federal tax computed at statutory rates  $ 2,921      $ 3,203    $ 1,904
State income taxes, net of federal
  income tax benefit                         441          476        281
Other, net                               (    18)          71         24
-------------------------------------------------------------------------
Provision for income taxes               $ 3,344      $ 3,750    $ 2,209
=========================================================================

The net deferred tax asset consists of the following temporary differences:

-----------------------------------------------------------------------------------------------------------
                                                                       December 31, 1998  December 31, 1997
-----------------------------------------------------------------------------------------------------------
Deferred Tax    Receivables from customers, principally due to
Asset             allowance for doubtful accounts                          $   - -            $   217
                Office equipment and leasehold improvements,
                  principally  book  over  tax  depreciation                   859              1,037
                Deferred compensation                                        1,400              1,135
                Deferred revenue                                               974                229
                Investments, principally due to valuation allowance             92                 26
                Receivables from officers and employees, principally
                  due to allowance for doubtful accounts                       189                950
                Accruals not currently deductible                            1,212              1,277
                Other                                                          101                 78
                -------------------------------------------------------------------------------------------
                Deferred Tax Asset                                           4,827              4,949
                -------------------------------------------------------------------------------------------
Deferred Tax    Customer and employee receivable                            (1,304)                - -
Liability       Intangible assets, principally tax over book amortization   (  195)              (203)
                Investment fee revenue installment  receivable              (  115)              (169)
                -------------------------------------------------------------------------------------------
                Total Gross Deferred Tax Liability                          (1,614)              (372)
                -------------------------------------------------------------------------------------------
                  Net Deferred Tax Asset                                   $ 3,213            $ 4,577
                ===========================================================================================

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

Note M -Related Party Transactions
Four directors of the Parent are associated with firms which provide legal and consulting services to the Company. The Company charged approximately $761, $1,586, and $801 (primarily for legal fees) to operations for these services for 1998, 1997, and 1996, respectively. Additionally, several employees of Stifel Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations approximately $46, $46, and $17 for 1998, 1997, and 1996, respectively, for these services.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $628 at December
31, 1998, and $507 at December 31, 1997.

Note N -Segment Reporting
The Company's reportable segments include private client, capital markets, and other. The private client segment includes 146 branch offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The capital markets segment includes management and participation in underwritings (exclusive of sales credits, which are included in the private client segment), mergers and acquisitions, public finance, trading, research, and market making. Investment advisory fees and clearing income is included in other.

Intersegment revenues and charges are eliminated between segments. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenues.

The Company has not disclosed asset information by segment, as the information is not produced internally and its preparation is impracticable.

Information  concerning operations in these segments of  business is as follows:
----------------------------------------------------------------
                                     Years Ended December 31,
                                 -------------------------------
                                 1998         1997         1996
-----------------------------------------------------------------
Revenues
  Private Client               $112,050     $107,537    $ 85,726
  Capital Markets                19,517       23,517      19,583
  Other                           5,721        5,042       4,504
-----------------------------------------------------------------
Total Revenues                 $137,288     $136,096    $109,813
=================================================================
Operating Contribution
  Private Client               $ 17,619     $ 14,108    $ 10,439
  Capital Markets                 1,286        6,293       4,690
  Other                           1,326          821     (   421)
-----------------------------------------------------------------
Total Operating Contribution     20,231       21,222      14,708
  Unallocated Overhead          (11,642)     (11,801)    ( 9,106)
-----------------------------------------------------------------
Pre-Tax Income                 $  8,589     $  9,421    $  5,602
=================================================================

Note O -Earnings Per Share
The following table reflects a reconciliation between Basic EPS and Diluted EPS.

------------------------------------------------------------------------------------------------------------------------------------
                                                                        Years Ended December 31,
                                  --------------------------------------------------------------------------------------------------
                                                 1998                             1997                            1996
                                  ------------------------------- --------------------------------- --------------------------------
                                   Income      Shares    PerShare  Income      Shares     Per Share   Income     Shares    Per Share
Net Income                       (Numerator)(Denominator) Amount (Numerator)(Denominator)   Amount  (Numerator)(Denominator)  Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
  Income available to shareholders   $5,245     6,849,998    $0.77     $5,671    5,590,919     $1.01     $3,393    5,150,498  $0.66
Effect of Dilutive Securities
  Employee benefits plans               - -       347,988      - -        - -      292,328       - -        - -      102,532    - -
  Convertible debt                      - -           - -      - -        541    1,215,692       - -        601    1,563,032    - -
Diluted Earnings Per Share
  Income available to common stockholders
  and assumed conversions            $5,245     7,197,986    $0.73     $6,212    7,098,939     $0.88     $3,994    6,816,062  $0.59
------------------------------------------------------------------------------------------------------------------------------------

Note P -Subsequent Event
On January 27, 1999, the Company's Board of Directors approved  a
5 percent stock dividend to be distributed and a $.03 per share cash dividend to be paid on February 25, 1999, to shareholders of record on February 11, 1999.

On January 27, 1999, the Company's Board of Directors announced the agreement to sell Todd Investment Advisors' common stock to a subsidiary of Western & Southern Life Insurance Company, a significant shareholder of the Company. The sale is scheduled to close during the second quarter of 1999 and is expected to result in an after-tax gain of approximately $1.3 million.

Note Q -Recent Accounting Pronouncements
In 1998, the Company early adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidelines for capitalization of developmental costs of proprietary software and purchased software for internal use. The adoption of this SOP had no material effect on the statement of financial position or results of operations.

Also in 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires that derivatives be recognized in the balance sheet at fair value. Designation as hedges of specific assets or liabilities is permitted only if certain conditions are met. Effective in calendar year 2000, the Company will be required to record and mark to market any derivative financial instruments and related underlying assets, liabilities, and firm commitments. Management has not determined what effect SFAS No. 133 will have on its financial statements.
                          ******

Independent Auditor's ReportIndependent Auditor's Report
To the Board of Directors and Stockholders of Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stifel Financial Corp. and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


St. Louis, Missouri
March 5, 1999

Quarterly Results
(in thousands, except share and per share amounts)

------------------------------------------------------------------------------------------------
Quarterly Operating Results (Unaudited)
------------------------------------------------------------------------------------------------
                                               Earnings                    Basic       Diluted
                                                Before          Net       Earnings     Earnings
                                Revenue      Income Taxes      Income    Per Share    Per Share
------------------------------------------------------------------------------------------------
Year 1998 By Quarter
------------------------------------------------------------------------------------------------
First                           $35,839          $3,418        $2,053        $.30       $ .29
Second                           34,072           2,100         1,224         .18         .17
Third                            34,259           1,561           967         .14         .13
Fourth                           33,118           1,510         1,001         .15         .14
------------------------------------------------------------------------------------------------
Year 1997 By Quarter
------------------------------------------------------------------------------------------------
First                           $31,845          $2,752        $1,647        $.31       $ .26
Second                           30,660           1,564           921         .18         .15
Third                            36,645           3,364         2,012         .38         .30
Fourth                           36,946           1,741         1,091         .17         .15
------------------------------------------------------------------------------------------------

All earnings per share amounts have been adjusted to reflect the 5 percent stock dividend declared January 27, 1999.