Form 10-K405, Exhibit 13
period 1999-12-31
STIFEL FINANCIAL CORP
filed 2000-03-31
CIK 720672

 Business Environment

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as "the Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's princip

Many factors affect the Company's results of operations, including changes in economic conditions, inflation, volatility of securities prices and interest rates, trading volume of securities, demand for investment banking services, political events, and competition from other financial institutions. As these factors are outside the control of the Company and a significant portion of the Company's expenses are relatively fixed, results of operations can vary significantly from period to period.

The Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifts restrictions on banks and insurance companies to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. At

The securities industry continues to benefit from the longest peacetime economic expansion, as evidenced by the growth in trading volumes of the two major stock exchanges - the New York Stock Exchange (NYSE) and NASDAQ. Since 1990, the volume increased 414% and 698%, respectively. During 1999, the major market indices - the NASDAQ composite, the Dow Jones Industrial Average, and the Standard & Poor's 500 - increased 86%, 25%, and 20%, respectively.

Trading on the Internet has increased significantly. Online brokerage customers account for more than one-third of trading in U.S. equities. The number of online accounts doubled in 1999 and is expected to quadruple in the next three years.

During 1999, the Company continued to build upon the foundation of growth and regional expansion of its Private Client Group, which began in 1998, with the opening of 11 new offices and the addition of 102 investment executives and independent contractors. In addition, the Company made several strategic moves to position itself for continued expansion with the sale of Todd Investment Advisors ("Todd"), the opening of investment banking offices in Cleveland, Ohio, and St. Louis, Missouri, the realignment of

Additionally, the Company continued to invest in and provide support for technologically advanced equipment and software for the Private Client Group during 1999, including web-based access to customer accounts and development of online trading to be launched in early 2000.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.

	Year Ended			Year Ended
Increase (Decrease)	December 31,		December 31,	December 31,		December 31,
	1999	vs.	1998	1998	vs.	1997
Dollars in thousands	Amount		Perecentage	Amount		Percentage

Revenues:
Commissions	$11,934		21%	$ 6,966		14%
Principal transactions	(1,811)		(7)	6,002		29
Investment banking	(4,256)		(27)	(12,713)		(45)
Interest	1,636		9	(2,508)		(12)
Other revenues	6,402		33	3,722		24

	$13,905		10%	$14,469		1%

Expenses:
Compensation and benefits	$5,852		7%	$5,510		6%
Communication and office supplies	522		6	1,475		21
Occupancy and equipment rental	2,270		24	1,440		18
Interest	299		3	(3,193)		(25)
Commissions and floor brokerage	34		1	24		1
Other operating expenses	2,544		23	(2,595)		(19)
	$11,521		9%	$2,301		2%

1999 As Compared to 1998

The Company experienced its third successive year of record revenues, as 1999 total revenues of $151.2 million outdistanced 1998 total revenues of $137.3 million. The growth in total revenues can be attributed principally to increased Private Client Group production, while investment banking revenues declined for the second successive year. Net income increased to $7.2 million or $1.03 per diluted share in 1999 from $5.2 million or $0.73 per diluted share in 1998.

Revenues from commissions increased $11.9 million, resulting principally from the strong equity markets mentioned above and the increased number of investment executives and independent contractors. The increase in commission revenues is attributed to increased activity in over-the-counter stocks, mutual funds, and insurance products, which increased 42%, 19%, and 45%, respectively.

Principal transaction revenues are primarily derived from over-the-counter equity and fixed income inventory activities. Inventories of these securities are maintained to meet clients' needs. Realized and unrealized gains and losses that result from holding and trading these securities are included in principal transaction revenues. Revenues from principal transactions decreased $1.8 million due to decreased sales of unit investment trusts and decreased sales of equity products from market-making activit

Investment banking revenues are derived from underwriting of corporate and municipal securities and providing advisory services to clients. These revenues declined $4.3 million in 1999, as new issue underwritings for small- and mid-cap offerings continued their downward trend from 1998 in conjunction with a 62% decrease in corporate underwriting participation revenue. Managed and co-managed corporate offerings and the dollar volume of these transactions decreased from eight new issues for $442 million in

Interest revenues increased $1.6 million, principally from an increase in interest earned on zero coupon U.S. Government securities held in an irrevocable trust for repayment of long-term debt (see Note J), a slight increase in interest earned on customer borrowings on margin accounts, and an increase in interest earned on stock borrowing activity, which increased $922,000, $302,000, and $287,000, respectively.

Other revenues increased $6.4 million, principally from growth in money market account fees, an increase in managed account fees, settlement of claims against former employees, and the gain on the sale of Todd.

Total expenses increased $11.5 million to $140.2 million due principally to increased employee compensation and benefits, occupancy and equipment rental, and increased litigation expense.

Employee compensation and benefits, which comprises 66% of total expenses, increased $5.9 million. The fixed component of compensation, primarily salaries, increased $1.8 million as a result of normal year-to-year salary increases and the addition of non-sales associates. The majority of these personnel increases resulted from the expansion of the Equity Capital Market Group, Private Client Group, and related product support departments. The increase of $4.1 million in the variable component of compensat

Communication and office supplies increased $522,000, resulting from the Private Client Group and investment banking office additions.

Occupancy and equipment rental increased $2.3 million, due to the office additions referred to above, increased depreciation expense related to capitalized equipment to upgrade communication and desktop work station technology and Private Client Group expansion, and increased lease expense associated with the relocated Company headquarters.

Interest expense increased $299,000 as a result of increased borrowings by the Company to finance customer margin accounts and increased notes payable.

Other operating expense increased $2.5 million due principally to expenses related to the Private Client Group expansion.

The effective tax rate for the year decreased from the previous year due to the tax effect of the gain on the disposition of Todd and reduced state taxes.

1998 As Compared to 1997

The strong market conditions experienced in 1997 continued to surge upward in 1998 as record volumes set in 1997 over 1996 fell by the wayside. Continued low interest rates and low inflation preserved investor confidence in the equity markets as evidenced by record trading volumes on the three major U.S. markets (NYSE, NASDAQ, and AMEX), which increased 25% over 1997's record volumes. Additionally, industry-wide net new sales of mutual funds experienced a record increase of 28% in 1998 over 1997's record

The Company's focus for 1998 was expansion of its Private Client Group. In that vein, the Company invested in several key areas to broaden its capabilities and capacity to support the Private Client Group. Professional support associates were added to improve financial and retirement planning, provide trust and corporate executive services, and provide technical support for improved technology. Additionally, the Company introduced new client statements with cost-basis information and made substantial inv

Calendar 1998 was the Company's second successive year of record revenues. Total revenues of $137.3 million represented a nominal increase over the prior year's revenues of $136.1 million but were more notable considering the drop in new issue underwritings experienced industry-wide. Net income declined to $5.2 million in 1998 from $5.7 million in 1997, while net income per diluted share declined to $0.73 from $0.88 one year earlier.

Revenues from commissions increased $7.0 million, principally as a result of the strong equity markets and an increase in the number of investment executives and independent contractors. Main components of the increase were commissions on mutual funds, listed equity securities, and insurance products, which increased 24%, 16%, and 29%, respectively.

Revenues from principal transactions increased $6.0 million, resulting primarily from revenues generated by the sales of unit investment trusts.

Investment banking revenues decreased $12.7 million from the record year of 1997, as new issue equity underwritings, especially small- and mid-cap offerings, slowed dramatically. The Company's investment banking revenues declined principally from fewer equity and preferred underwritings. The number of managed and co-managed corporate underwritings and the dollar volume of these transactions decreased from 24 new issues for $1.4 billion in 1997 to 8 new issues for $442 million in 1998.

Interest revenues decreased $2.5 million, resulting from a drop in interest earned from customer borrowings on margin accounts. This earnings decline was the result of both a reduction in customer borrowings and a moderate decrease in rates charged to customers.

Other revenues increased $3.7 million, principally from a 28% growth in money market account fees and a 28% growth in managed account service fees.

Total expenses increased $2.3 million to $128.7 million, principally as a result of increased compensation and benefits along with rising operating costs associated with the growth of the Company's Private Client Group, and were offset by a significant decline in litigation expenses.

Compensation and benefits, the largest component of the Company's total expenses, rose $5.2 million. Sales commissions, a significant element of compensation, increased $3.6 million. The increased level of sales commissions was the result of increases in hiring incentives paid to newly recruited investment executives, increases in compensation as a result of higher individual production, and increases in payments to independent contractors. The Company's emphasis on expanding the Private Client Group, br

Communications and office supplies expenses rose $1.5 million. The increases in communication costs resulted principally from the expansion and improvement of the Company's communication technology to enhance services provided for the Company's private clients. Office supplies increased as a direct result of the increase in branch office openings.

The opening of 10 new Private Client Group branch offices and the upgrading of communications technology equipment led to a $1.4 million increase in occupancy and equipment rental expenses.

Decreased borrowings to finance customer margin accounts, and the 1997 conversion of $10.0 million of debt into shares of the Company's common stock (see Note J), led to a $3.2 million decline in interest expense.

Other operating expenses decreased $2.6 million, principally caused by the significant decline in litigation related to the Company's former Oklahoma operations for which estimated losses were provided in prior years.

Impact of Year 2000

The Year 2000 issue is the result of computer programs written in two-digit format, rather than four-digit, to define the applicable year, which affects the ability of computer systems to accurately process dates ending after December 31, 1999.

To date, the Company has not experienced any Year 2000 issues. Due to the uncertainty surrounding date-sensitive programs not under the Company's control and the interdependent nature of securities transactions, the Company will continue to monitor its daily activities for Year 2000 issues.

Forward-Looking Statements

The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, general economic conditions, actions of competitors, regulatory acti

Liquidity and Capital Resources

The Company's assets are principally highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, customer credit balances, short-term bank loans, proceeds from securities lending, long-term notes payable, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements.

On July 30, 1999, the Company issued an additional $5,000,000 long-term note payable to Western and Southern Life Insurance Company, a significant shareholder, due June 30, 2004, with interest payable monthly at the rate of 8% per annum.

On December 14, 1999, the Company announced the agreement to merge with HII, a Denver-based investment banking firm. The merger is being accounted for as a purchase and provides for a tax-free exchange of approximately 517,000 shares of the Company for all of the outstanding shares of HII. The shares will be issued out of treasury.

The Company's Board of Directors authorized the repurchase of up to 250,000 additional common shares on July 28, 1999, and an additional 600,000 common shares on December 10, 1999. These purchases may be made on the open market or in privately negotiated transactions, depending on market conditions and other factors. Repurchased shares may be used to meet obligations under the Company's employee benefit plans and for general purposes.

Management believes that funds from operations, available informal short-term credit arrangements, and long-term borrowings will provide sufficient resources to meet its present and anticipated financing needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 1999, Stifel Nicolaus had net capital of approximately $31.9 million, which exceeded the minimum net capital requirements by approximately $24.8 million.

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

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations, or other market factors, such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. The Company actively monitors its market risk through a variety of control procedures involving senior management and selected risk management committees. The Company's existing and proposed underwritings, credit extended to custome

During 1999, the Company's securities trading inventory consisted of fixed income debt and over-the-counter equity positions. The fair value of these securities at December 31, 1999, was $21.4 million and $7.3 million, respectively, in long positions and $1.2 million and $809,000, respectively, in short positions. Analysis was performed on these instruments that assessed the related risk and materiality as required by the Securities and Exchange Commission. Based on this analysis, in the opinion of manag

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instrument

Consolidated Statements of Financial Condition

	(in thousands)	December 31, 1999	December 31, 1998

Assets	Cash and cash equivalents	$16,861	$12,835

	Cash segregated for the exclusive benefit of customers	181	177

	Receivable from brokers and dealers:
	Securities failed to deliver	1,732	1,481
	Deposits paid for securities borrowed	33,029	12,653
	Settlement balances with clearing organizations	7,276	9,812

		42,037	23,946

	Receivable from customers, net of allowance for doubtful accounts of $556 and $446, respectively	313,034	213,709

	Securities owned, at fair value:
	U.S. Government obligations	4,287	4,282
	State and municipal obligations	12,260	27,946
	Corporate obligations	4,801	2,025
	Corporate stocks	7,342	4,379

		28,690	38,632

	Memberships in exchanges, at cost	470	513
	Office equipment and leasehold improvements, at cost, net of allowances for depreciation and amorization of $11,370 and $12,361, respectively	7,597	5,315
	Goodwill, net of accumulated amoritzation of $738 and $1,721, respectively	1,631	3,874
	Notes receivable from and advances to officers and employees, net of allowance for doubtful receivables from former employees of $701 and $482, respectively	7,934	6,460
	Deferred tax asset	2,958	3,213
	Other assets	31,717	26,331

	TOTAL ASSETS	$453,110	$335,005

	(in thousands, except share amounts)	December 31, 1999	December 31, 1998

Liabilites and	Short-term borrowings from banks	$122,950	$62,890
Stockholders'
Equity	Payable to brokers and dealers:
	Securities failed to receive	4,037	1,545
	Deposits received from securities loaned	143,023	103,224

		147,060	104,769

	Payable to customers	33,643	37,306
	Securities sold, but not yet purchased, at fair value	2,036	998
	Drafts payable	18,065	18,210
	Accured employee compensation	18,277	18,320
	Obligations under capital leases	1,068	848
	Accounts payable and accured expenses	15,984	16,117
	Long-term debt	34,968	20,570

	Total Liabilities	394,051	280,028

	Stockholders' equity:
	Preferred stock - $1 par value; authorized 3,000,000 shares
	3,000,000 shares; none issed
	Common stock - $.15 par value; authorized 10,000,000 shares;
	issed 7,376,176 and 7,219,335 shares, respectively	1,107	1,084
	Additional paid-in capital	43,573	41,867
	Retained earnings	24,546	18,291

		69,226	61,242

	Less:
	Treasury stock, at cost
	724,055 and 222, 743 shares, respectively	6,984	2,162
	Unamortized expense of restricted stock awards	370	1,081
	Unearned employee stock ownership plan shares,
	at cost, 219,601 and 235,866 shares, respectively	2,813	3,022

	Total stockholder's Equity	59,059	54,977

	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$453,110	$335,005

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Years Ended December 31,

(In thousands, except per share amounts)		1999	1998	1997

Revenues	Commissions	$ 68,663	$ 56,729	$ 49,763
	Principal transactions	24,654	26,465	20,463
	Investment banking	11,507	15,763	28,476
	Interest	20,525	18,889	21,397
	Other	25,844	19,442	15,720

		151,193	137,288	135,819

Expenses	Employee compensation and benefits	92,819	86,967	81,817
	Communications and office supplies	8,911	8,389	6,914
	Occupancy and equipment rental	11,819	9,549	8,109
	Interest	10,097	9,798	12,991
	Commissions and floor brokerage	2,838	2,804	2,780
	Other operating expenses	13,736	11,192	13,787

		140,220	128,699	126,398

	Income before income taxes	10,973	8,589	9,421
	Provision for income taxes	3,808	3,344	3,750

	Net income	$ 7,165	$ 5,245	$ 5,671

Earning Per Common	Net Income per share:
Share and Share	Basic earnings per share	$ 1.08	$ 0.77	$ 1.01
Equivalents	Diluted earnings per share	$ 1.03	$ 0.73	$ 0.88

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock _______________________ Shares Amounts		Additional Paid-in Capital	Retained Earnings	Treasury Stock and Unearned Employee Stock Ownership Plan Shares Amount		Unamoritzed Expense of Restricted Stock Wards	Total

Balance at January, 1997	4,767,715	$ 715	$ 21,403	$ 16,733	(135,455)	$(892)	$(207)	$ 37, 752

Cash dividends - common stock ($.12 per share)				(609)				(609)
Purchase of treasury shares					(276,331)	(2,926)		(2,926)
Employee benefit plans			(82)		158,740	1,098		1,016
Stock options exercised			(274)		49,467	375		101
Restricted stock awards			(196)		42,168	349	(153)	- -
Amoritzation of restricted stock awards							175	175
Shares issued	1,592,707	239	11,832					12,071
Dividend reinvestment			1		794	7		8
Net income for the year				5,671				5,671
5% stock dividend	317,801	48	4,322	(4,370)	(8,031)			- -
Employee stock ownership plan					(236,250)	(3,178)		(3,178)

Balance at December 31, 1997	6,678,223	1,002	37,006	17,425	(404,898)	(5,167)	(185)	50,081

Cash dividends - common stock ($.12 per share)				(828)				(828)
Purchase of treasury shares					(211,717)	(2,160)		(2,160)
Employee benefit plans	20,903	3	(267)		173,351	2,082		1,818
Stock Options exercised	94,676	14	367		7,099	63		444
Restricted stock awards	82,000	12	1,262		(1,576)	(11)	(1,263)	- -
Amortization of restricted stock awards							367	367
Dividend reinvestment			1		972	9		10
Net income for the year				5,245				5,245
5% stock dividend	343,533	53	3,498	(3,551)	(21,840)			- -

Balance at December 31, 1998	7,219,335	1,084	41,867	18,291	(458,609)	(5,184)	(1,081)	54,977

Cash dividends - common stock ($ .12 per share)				(853)				(853)
Purchase of treasury shares					(576,165)	(5,437)		(5,437)
Employee benefit plans	156,841	23	2,278	(57)	19,837	231		2,475
Stock options exercised			(572)		106,346	1,019		447
Restricted stock awards, net forfeitures					(35,807)	(433)	433	- -
Amortization of restricted stock awards							278	278
Dividend reinvestment					742	7		7
Net income for the year				7,165				7,165

Balance at December 31, 1999	7,376,176	$1,107	$ 43,573	$24,546	(943,656)	$(9,797)	(370)	$59,059

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

		Years Ended December 31,

	(in thousands)	1999	1998	1997

Cash Flows	Net income	$7,165	$5,245	$5,671
From Operating
Activities	Noncash items included in earnings:
	Depreciation and amoritzation	2,790	2,133	1,519
	Bonus notes amoritzation	1,992	1,717	1,178
	Deferred items	403	1,938	13
	Amortization of restricted stock awards, units, and stock benefits	854	595	172
	Gain on sale of subsidiary	(1,496)	- -	- -

		11,708	11,628	8,553
	Decrease (increase) in operating receivables: Customers	(99,325)	4,592	16,915
	Brokers and dealers	(18,091)	11,277	(20,387)
	(Decrease) increase in operating payables: Customers	(3,663)	(1,933)	7,144
	Brokers and dealers	42,291	31,061	26,560
	Decrease (increase) in assets: Cash and U.S. Government securities segregated for the exclusive benefit of customers	(4)	- -	305
	Securities owned	9,942	(19,420)	(300)
	Notes receivable from officers and employees	(3,466)	(3,927)	(2,409)
	Other assets	(64)	(3,225)	1,633
	(Decrease) increase in liabilites: Securities sold, not yet purchased	1,038	(3,266)	1,035
	Drafts payable, accounts payable and accrued expenses, and accrued employee compensation	41	3,153	10,148

	Cash From Operating Activities	$(59,593)	$ 29,940	$ 49,197

		Years Ended December 31,

	(in thousands)	1999	1998	1997

	Cash From Operating Activities - From Previous Page	$(59,593)	$ 29,940	$ 49,197

Cash Flows	Net (payments) proceeds for short-term borrowings from banks	60,060	(26,260)	(43,250)
From Operating	Proceeds from: Issuance of stock	1,823	2,043	2,907
Activities	Long-term debt	14,398	10,970	9,600
	Subordinated borrowings	- -	- -	8,000
	Payments for:
	Purchase of stock for treasury	(5,437)	(2,160)	(2,926)
	Principal payments under capital lease obligation	(704)	(597)	(392)
	Surordinated borrowings	- -	- -	(8,000)
	Cash dividends and rights redemption	(853)	(828)	(609)
	Purchase of stock for employee stock ownership plan	- -	- -	(3,178)

	Cash From Financing Activities	69,287	(16,832)	(37,848)

Cash Flows	Proceeds from:
From Investing	Sales of investments	219	118	84
Activities	Sales of subsidiary	4,609	- -	- -
	Payments to:
	Acquisition of office equipment and leasehold improvements	(3,984)	(3,979)	(854)
	Acquisition of investments	(6,512)	(11,778)	(3,173)

	Cash From Investing Activities	(5,668)	(15,639)	(3,943)

	(Decrease) increase in cash and cash equivalents	4,026	(2,531)	7,406
	Cash and cash equivalents - beginning of year	12,835	15, 366	7,960

	Cash and cash equivalents - end of year	$ 16,861	$ 12,835	$15,366

	Supplemental disclosures of cash flow information:
	Interest payments	$ 9,682	$ 10,082	$ 13,093
	Income tax payments	$ 3,648	$ 4,474	$ 3,418
	Schedule of Noncash Investing and Financing Activities:
	Fixed assets acquired under capital Iease	$ 924	$ 923	$ 405
	Restricted stock awards and units, net of forfeitures	$ 3,471	$ 1,263	$ 153
	Employee stock ownership shares	$ 152	$ 165	$ 300
	Debt converted into stock	- -	- -	$ 10,000
	Stock dividends distributed	$ 77	3,551	$ 4,370
See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements
NOTE A - Summary of Significant Accounting and Reporting Policies
Nature of Operations

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as "the Company," is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal

Basis of Presentation

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

Security Transactions

Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations. Securities not readily marketable held for investment by the Parent and certain subsidiaries are included in other assets and are carried at the lower of historical cost or fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value as determin

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.

Customer security transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are genera

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Segment Reporting

During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's

Comprehensive Income

During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires entities to report changes in equity that result from transactions and economic events other than those with shareholders. The Company had no other comprehensive income; accordingly, net income and other comprehensive income are the same.

Other

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel Nicolaus to deposit cash or other collateral with the lender. With respect to securities loaned, Stifel Nicolaus receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Stifel Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with addi

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the remaining term of the lease. Depreciation of office equipment is provided over estimated useful lives of three to seven years using accelerated methods.

Goodwill recognized in business combinations accounted for as purchases is being amortized over 15 to 40 years on a straight-line basis.

Basic earnings per share of common stock is computed by dividing income available to shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings include dilutive stock options under the treas

NOTE B - Special Reserve Bank Account

At December 31, 1999, cash of $181 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE C - Short-Term Borrowings From Banks

In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $225,000 at December 31, 1999, of which $102,050 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 4.88% and 5.65% at December 31, 1999 and 1998, respectively. 6,625 and $29,475 were collateralized by company-owned securities valued at $22,741 and $38,301 at December 31, 1999 and 1998, respectively. Short-term borrowings of $106,325 and $33,415 used to finance receivables from customers were collateralized by customer-owned securities valued at $174,698 and $60,846 at December 31, 1999 and 1998, respectively.

NOTE D - Commitments and Contingencies

In the normal course of business, Stifel Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open December 31, 1999, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel Nicolaus has pledged cash and customer-owned securities valued at $57,958. At December 31, 1999, the amounts on deposit satisfied the minimum margin deposit requirement of $45,885.

The future minimum rental commitments at December 31, 1999, with initial or remaining non-cancellable lease terms in excess of one year are as follows:

		Operating Leases ________________________________________________________
Year Ending December 31,	Capital Leases	Lease Commitments	Minimum Payments Under Related Sublease	Future Minimum Rental Commitment

2000	$ 630	$ 5,249	$(106)	$ 5,143
2001	330	4,861	(50)	4,811
2002	201	4,057	(17)	4,040
2003	- -	3,684	- -	3,684
2004	- -	2,734	- -	2,734
Thereafter	- -	12,313	- -	12,313

Minimum Commitments	$1,161	$32,898	$(173)	$32,725
Less Interest	93 _____
Net Present Value of Capital Lease Obligations	$1,068

Rental expense for the years ended December 31, 1999, 1998, and 1997, approximated $4,728, $4,032, and $2,899, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $1,021, net of amortization of $940, and $828, net of amortization of $1,387, at December 31, 1999 and 1998, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 1999, 1998, and 1997 was $2,626, $1,794, and $1,224, respectively.

NOTE E - Net Capital Requirements

Stifel Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel Nicolaus has elected to use the alternative method permitted by the rule that requires maintenance of minimum net capital equal to the greater of $250 or 2 percent of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash

At December 31, 1999, Stifel Nicolaus had net capital of $31,917, which was 8.98 percent of aggregate debit items and $24,811 in excess of minimum required net capital.

NOTE F - Employee Benefit Plans

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plan. Contributions to the PSP were based upon a company match of 50% of the employees' first five hundred dollars in annual contributions for 1999, 1998, and 1997. Additional contributions by the Company are discretionary. The amounts charged to employee compensation and benefits for the PSP were $177, $158, and $142, for 1999, 1998, and 1997, respectively.

Effective January 1, 1999, Stifel Nicolaus adopted a new deferred compensation plan for its investment executives ("I.E.s") who achieve certain levels of production, whereby a certain percentage of their earnings is deferred as defined by the plan, of which 50% is deferred into Parent stock units with a 25% matching contribution and 50% into one of two investment options chosen by the I.E.s. I.E.s may elect to defer an additional 1% of earnings into Parent stock units with a 25% matching contribution. Pri

NOTE G - Stock-Based Compensation Plans

The Company has several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Comp

	Years Ended December 31,

	1999	1998	1997

Net Income
As reported	$7,165	$5,245	$5,671
Pro forma	$6,758	$4,629	$5,283

Basic earnings per share
As reported	$ 1.08	$ 0.77	$ 1.01
Pro forma	$ 1.02	$ 0.68	$ 0.94

Diluted earnings per share
As reported	$ 1.03	$ 0.73	$ 0.88
Pro forma	$ 0.97	$ 0.64	$ 0.82

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, and determine the terms of each option.

Fixed Stock Option Plans

The Company has four fixed stock option plans and an incentive stock award plan. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 "Incentive Stock Plan," the Company may grant incentive stock options, stock appreciation rights, restricted stock, performance awar

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, respectively: dividend yield of 1.09%, 1.15%, and 1.50%; expected volatility of 33.65%, 41.9%, and 42.7%; risk-free interest rates of 5.78%, 5.15%, and 6.22%; and expected lives of 6.56 years, 5.25 years, and 5.25 years.

The summary of the status of the Company's fixed stock option plans as of December 31, 19999, 1998, 1997, and changes during the years ending on those dates is presented below:

	1999 _____________________		1998 _____________________		1997 _____________________
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding at beginning of year	769,084	$8.78	764,617	$7.49	477,857	$5.10

Granted	296,393	9.67	169,050	11.70	396,995	9.75
Exercised	(106,346)	5.51	(106,864)	4.60	(54,537)	5.10
Forfeited	(151,246)	11.21	(55,812)	9.42	(44,289)	4.83
Expired	- -	- -	(1,907)	4.26	(11,409)	6.26

Outstanding at end of year	807,885	$ 9.32	769,084	$ 8.78	764,617	$ 7.49

Options exercisable at year-end	351,987		384,475		360,180
Weighted-average fair value of options granted during the year	$3.92		$4.78		$4.07

The following table summarizes information about fixed stock options outstanding at December 31, 1999:

	Options Outstanding ___________________________________________________			Options Exercisable ______________________________
Range of Exercise Prices	Number Outstanding at 12/31/99	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/99	Weighted-Average Exercise Price

$ 3.73 - $5.61	175,433	5.44	$ 5.2191	172,032	$ 5.2145
6.26 - 9.58	214,744	8.81	9.0684	30,650	7.2485
9.76 - 10.69	139,050	9.47	9.9688	11,865	10.0190
10.83 - 10.84	165,347	7.75	10.8276	107,651	10.8276
11.07 - 15.31	113,311	8.30	13.2108	29,789	13.9112

$ 3.73 - $15.31	807,885	7.90	$ 9.3285	351,987	$ 8.0063

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan (the "ESPP"), the Company was authorized to issue up to 157,500 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an opt

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, respectively: dividend yield of 1.09%, 1.15%, and 1.50%; expected volatility of 33.7%, 41.9%, and 42.7%; risk-free interest rates of 5.08%, 5.05%, and 5.61%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 1999, 1998, and

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 1,783, 98,275, and 50,164 shares of restricted stock, with a fair value of $19, $1,276, and $337, during 1999, 1998, and 1997, respectively. At December 31, 1999, restricted stock awards covering 35,074 shares were outstanding, with the restrictions expiring at various dates through 2003. The shares are restricted as to resale. Restrictions lapse ratably

Stock Units

A stock unit represents the right to receive a share of common stock from the Parent at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. A deferred compensation plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the plan into Parent stock units with a 25% matching contribution by the Company. Participants may elect to de

Employee Stock Ownership Plan

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

Derivatives

The Company deals, on an agency basis, in listed options and other products such as collateralized mortgage obligations, which derive their values from the price of some other security or index. The Company does not deal in complex derivative financial instruments, such as futures, forwards, and swaps.

NOTE J - Long-Term Debt

At December 31, 1996, the Parent had outstanding $10,000 aggregate principal amount of its 11.25 percent senior convertible notes due September 1, 1997, through September 1, 2000. During 1997, the notes were converted into 1,563,021 shares of the Company's $.15 par value common stock at a conversion price of $6.40 per share. Interest charged to operations for these notes was $886 for 1997.

The Company has outstanding $10,000 principal amount of notes due on June 30, 2004. Interest is payable monthly at the rate of 8% per annum.

The Company formed two Limited Liability Corporations, referred to collectively as "the LLC," to be certified capital companies under the statutes of the state of Missouri, which provide venture capital for qualified Missouri businesses, as defined. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, $10,600 non-interest bearing notes due February 15, 2009, $8,417 non-interest bearing notes due February 15, 2010, and $982 non-interest bearing participating debentures due December 31, 2010, w pany's consolidated statement of financial condition under the caption "long-term debt." Proceeds from the notes are first invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment of the notes and are placed in an irrevocable trust. These securities, valued at approximately $13,474 and $8,440 at December 31, 1999 and 1998, respectively, are held to maturity and are included under the caption "other assets." The remaining proceeds are available for investment sses.

NOTE K - Investments in Qualified Missouri Businesses

The LLC invests in qualified Missouri businesses in the form of debt, preferred, and/or common equity. These investments are not readily marketable and, therefore, are valued at fair value, as determined by management. In determining fair value, investments are initially stated at cost until significant subsequent events and operating trends require a change in valuation. Among the factors considered by management in determining fair value of investments are the cost of the investment, terms and liquidit

Given the profile of these qualified businesses, these investments are subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. Due to the structure of the LLC and under the statutes of the State of Missouri, the Company participates in a portion of the appreciation of these investments. Management monitors these investments on a continuous basis. The Company increased the valuation of its portfolio investments and recorded a net unrealized gain of $416 d

NOTE L - Preferred Stock Purchase Rights

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. On July 23, 1996, the Company's Board of Directors approved the redemption of these shareholder rights and the adoption of a new Shareholder Rights Plan. Shareholders of record on August 12, 1996, received a payment of $.05 per share, representing the redemption price for the existing rights. This payment was in lieu of the regular quarterly divide

In addition, on July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per ri

NOTE M - Income Taxes
The Company's provision (benefit) for income taxes consists of:

	Years Ended December 31,

	1999	1998	1997

Current:
Federal	$3,165	$1,600	$ 3,760
State	388	381	897

	$3,553	$1,981	$ 4,657

Deferred:
Federal	$ 227	$1,100	$(732)
State	28	263	(175)

	$ 255	$1,363	$(907)

	$3,808	$3,344	$3,750

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,

	1999	1998	1997

Federal tax computed at statutory rates	$3,731	$2,921	$ 3,203
State income taxes, net of federal income tax benefit	255	441	476
Sale of Todd Investment Advisors	(386)	- -	- -
Other, net	208	(18)	71

Provision for income taxes	$3,808	$3,344	$3,750

The net deferred tax asset consists of the following temporary differences:

		December 31, 1999	December 31, 1998

Deferred Tax Asset	Office equipment and leasehold improvements, principally book over tax depreciation	$ 298	$ 859
	Deferred compensation	1,427	1,400
	Deferred revenue	953	974
	Investments, principally due to valuation allowance	98	92
	Receivables from officers and employees, principally due to allowance for doubtful accounts	258	189
	Accruals not currently deductible	1,741	1,212
	Other	65	101

	Deferred Tax Asset	4,840	4,827

Deferred Tax Liability	Customer and emmployee receivable	(1,226)	(1,304)
	Intangible assets, principally tax over book amortization	(176)	(195)
	Investment fee revenue installment receivable	(480)	(115)

	Total Gross Deferred Tax Liability	(1,882)	(1,614)

	Net Deferred Tax Asset	$ 2,958	$ 3,213

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

NOTE N - Related Party Transactions

Four directors of the Parent are associated with firms that provide legal and consulting services to the Company. The Company charged approximately $460, $761, and $1,586 (primarily for legal fees) to operations for these services for 1999, 1998, and 1997, respectively.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $759 at December 31, 1999, and $628 at December 31, 1998.

NOTE O - Segment Reporting

The Company's reportable segments include private client, capital markets, and other. The private client segment includes 180 branch offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The capital markets segment includes management and participation in underwritings (exclusive of sales cr

Intersegment revenues and charges are eliminated between segments. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenues.

The Company has not disclosed asset information by segment, as the information is not produced internally and its preparation is impracticable.

Information concerning operations in these segments of business is as follows:

	Years Ended December 31,
	1999	1998	1997

Revenues
Private Client	$ 127,230	$ 112,050	$ 107,537
Capital Markets	17,677	19,517	23,517
Other	6,286	5,721	5,042

Total Revenues	$ 151,193	$ 137,288	$ 136,096

Operating Contribution
Private Client	$ 20,959	$ 17,059	$ 13,194
Capital Markets	386	1,826	7,208
Other	2,505	1,325	820

Total Operating Contribution	23,850	20,210	21,222
Unallocated Overhead	(12,877)	(11,621)	(11,801)

Pre-Tax Income	$ 10,973	$ 8,589	$ 9,421

NOTE P - Earnings Per Share

The following table reflects a reconciliation between Basic EPS and Diluted EPS.

	Years Ended December 31, __________________________________________________________________________
	1999 _____________________			1998 _____________________			1997 _____________________
Net Income	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount

Basic Earnings Per Share
Income available to shareholders	$ 7,165	6,654,773	$ 1.08	$5,245	6,849,998	$ 0.77	$ 5,671	5,590,919	$ 1.01
Effect of Dilutive Securities
Employee benefits plans	- -	285,351	- -	- -	347,988	- -	- -	292,328	- -
Convertible debt	- -	- -	- -	- -	- -	- -	541	1,215,692	- -
Diluted Earnings Per Share
Income available to common stockholders and assumed conversions	$ 7,165	6,940,124	$ 1.03	$5,245	7,197,986	$ 0.73	$6,212	7,089,939	$0.88

NOTE Q - Sale of Subsidiary

On April 28, 1999, the Company sold its investment advisor subsidiary, Todd Investment Advisors, to Western and Southern Life Insurance Company, a significant shareholder. The Company recorded a pre-tax gain of approximately $1.5 million, which is included in other income.

NOTE R - Subsequent Event

On January 27, 1999, the Company's Board of Directors approved a $.03 per share cash dividend to be paid on March 3, 2000, to shareholders of record on February 18, 2000.

On January 12, 2000, the Company completed the merger of Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm. The transaction is being accounted for as a purchase and provides for a tax-free exchange of approximately 517,000 shares of the Parent's stock for all of the outstanding shares of HII, and, accordingly, a portion of the purchase price will be allocated to net tangible and intangible assets acquired based on their estimated fair market values. The balance of the purchase price will be recorded as goodwill. The exchange ratio was calculated using the respective book values of the Company and HII. The tota action were based upon the final closing equity of HII at December 31, 1999. In connection with the transaction, certain key associates of HII executed employment agreements containing non-compete provisions and restrictions on the sale of the stock received in the merger and were awarded options in the Parent. As of its most recent completed fiscal year, September 24, 1999, HII recorded revenues of $15,845 and an operating loss of $1,691.

NOTE S - Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments a

Independent Auditor's Report
To the Board of Directors and Stockholders of
Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stifel Financial Corp. and Subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
March 10, 2000

Quarterly Results

Quarterly Operating Results (Unaudited)

(In thousands, except per share amounts)	Revenue	Earnings Before Income Taxes	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

Year 1999 By Quarter

First	$37,017	$2,815	$1,787	$.26	$.25
Second	$37,835	$3,405	$2,244	$.33	$.32
Third	$35,513	$2,173	$1,431	$.22	$.21
Fourth	$40,828	$2,580	$1,703	$.26	$.25

Year 1998 By Quarter

First	$35,839	$3,418	$2,053	$.30	$.29
Second	$34,072	$2,100	$1,224	$.18	$.17
Third	$34,259	$1,561	$967	$.14	$.13
Fourth	$33,118	$1,510	$1,001	$.15	$.14

Five-Year Financial Summary

		Years Ended December 31,

	(In thousands, except per share amounts)	1999	1998	1997	1996	1995

Revenue	Commissions	$68,663	$56,729	$49,763	$43,900	$38,716
	Principal transactions	24,654	26,465	20,463	19,498	20,362
	Investment banking	11,507	15,763	28,476	16,253	12,121
	Interest	20,525	18,889	21,397	13,774	13,002
	Other	25,844	19,442	15,720	16,388	11,159

		151,193	137,288	135,819	109,813	95,360

Expenses	Employee compensation and benefits	$92,819	$86,967	$81,817	$66,765	$57,187
	Communications and office supplies	8,911	8,389	6,914	6,797	7,651
	Occupancy and equipment rental	11,819	9,549	8,109	7,958	8,512
	Interest	10,097	9,798	12,991	8,197	8,312
	Commissions and floor brokerage	2,838	2,804	2,780	2,641	2,319
	Other operating expenses	13,736	11,192	13,787	11,853	10,072

		140,220	128,699	126,398	104,211	94,053

	Income before income taxes	10,973	8,589	9,421	5,602	1,307
	Provision from income taxes	3,808	3,344	3,750	2,209	663

	Net Income	$7,165	$5,245	$5,671	$3,393	$644

Per Share Data	Basic earnings	$ 1.08	$ .77	$ 1.01	$ .66	$ .13
	Dilured earnings	$ 1.03	$ .73	$ .88	$ .59	$ .13
	Cash dividends	$ .12	$ .12	$ .12	$ .09	$ .12

Other Data	Total assets	$453,110	$335,005	$315,484	$301,344	$226,75
	Long-term obligations	$ 34,968	$ 20,570	$ 9,600	$ 10,000	$ 10,760
	Stockholders' equity	$ 59,059	$ 54,977	$ 50,081	$ 37,752	$ 34,795
	Net income as % average equity	12.55%	9.69%	13.29%	9.35%	1.87%
	Net income as % revenues	4.74%	3.82%	4.17%	3.09%	0.68%
	Average common shares and share equivalents used in determining earnings per share:
	Basic	6,655	6,850	5,591	5,150	5,079
	Diluted	6,940	7,198	7,099	6,816	5,152