Form 10-K405/A, Exhibit 13
period 1999-12-31
STIFEL FINANCIAL CORP
filed 2000-10-13
CIK 720672

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

The Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifts restrictions on banks and insurance companies to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. At present, the Company is unable to predict the extent of these changes and their impact on the Company's results of operations.

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

During 1999, the Company continued to build upon the foundation of growth and regional expansion of its Private Client Group, which began in 1998, with the opening of 11 new offices and the addition of 102 investment executives and independent contractors. In addition, the Company made several strategic moves to position itself for continued expansion with the sale of Todd Investment Advisors ("Todd"), the opening of investment banking offices in Cleveland, Ohio, and St. Louis, Missouri, the realignment of its research department, and the agreement to merge with Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm. The merger will add approximately 56 investment bankers, research analysts, institutional sales associates, and traders to the capital markets segment, as well as approximately 30 administrative and technical support associates.

Additionally, the Company continued to invest in and provide support for technologically advanced equipment and software for the Private Client Group during 1999, including web-based access to customer accounts and development of online trading to be launched in early 2000.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.

	Year Ended			Year Ended
Increase (Decrease)	December 31,		December 31,	December 31,		December 31,
	1999	vs.	1998	1998	vs.	1997
Dollars in thousands	Amount		Percentage	Amount		Percentage

Revenues:
Commissions	$11,934		21%	$ 6,966		14%
Principal transactions	(1,811)		(7)	6,002		29
Investment banking	(4,256)		(27)	(12,713)		(45)
Interest	1,636		9	(2,508)		(12)
Other revenues	6,402		33	3,722		24

	$13,905		10%	$14,469		1%

Expenses:
Compensation and benefits	$5,852		7%	$5,510		6%
Communication and office supplies	522		6	1,475		21
Occupancy and equipment rental	2,270		24	1,440		18
Interest	299		3	(3,193)		(25)
Commissions and floor brokerage	34		1	24		1
Other operating expenses	2,544		23	(2,595)		(19)

	$11,521		9%	$2,301		2%

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

Principal transaction revenues are primarily derived from over-the-counter equity and fixed income inventory activities. Inventories of these securities are maintained to meet clients' needs. Realized and unrealized gains and losses that result from holding and trading these securities are included in principal transaction revenues. Revenues from principal transactions decreased $1.8 million due to decreased sales of unit investment trusts and decreased sales of equity products from market-making activities, principally financial institutions.

Investment banking revenues are derived from underwriting of corporate and municipal securities and providing advisory services to clients. These revenues declined $4.3 million in 1999, as new issue underwritings for small- and mid-cap offerings continued their downward trend from 1998 in conjunction with a 62% decrease in corporate underwriting participation revenue. Managed and co-managed corporate offerings and the dollar volume of these transactions decreased from eight new issues for $442 million in 1998 to six new issues for $176 million in 1999.

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

Employee compensation and benefits, which comprises 66% of total expenses, increased $5.9 million. The fixed component of compensation, primarily salaries, increased $1.8 million as a result of normal year-to-year salary increases and the addition of non-sales associates. The majority of these personnel increases resulted from the expansion of the Equity Capital Market Group, Private Client Group, and related product support departments. The increase of $4.1 million in the variable component of compensation grew in conjunction with the increases in revenues and profitability.

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

Compensation and benefits, the largest component of the Company's total expenses, rose $5.2 million. Sales commissions, a significant element of compensation, increased $3.6 million. The increased level of sales commissions was the result of increases in hiring incentives paid to newly recruited investment executives, increases in compensation as a result of higher individual production, and increases in payments to independent contractors. The Company's emphasis on expanding the Private Client Group, broadening the depth of services provided to the Private Client Group, enhancing information technology, and opening 10 branch offices led to an increase in the number of support associates, resulting in a $3.1 million increase in salary expense over 1997 salary expense. The increase in sales commissions and salary expenses was offset by the decline in incentive compensation related to departmental and firm-wide profitability.

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

Forward-Looking Statements

The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of federal securities laws. Actual results are subject to risks and uncertainties, including both those specific to the Company and those specific to the industry, which could cause results to differ materially from those contemplated. The risks and uncertainties include, but are not limited to, general economic conditions, actions of competitors, regulatory actions, changes in legislation, and technology changes. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date of this Annual Report. The Company does not undertake any obligation to publicly update any forward-looking statements.

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

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, interest rates, indices, volatilities, correlations, or other market factors, such as liquidity, will result in losses for a certain financial instrument or group of financial instruments. The Company actively monitors its market risk through a variety of control procedures involving senior management and selected risk management committees. The Company's existing and proposed underwritings, credit extended to customers and counterparties, and inventory trading activities are reviewed by business unit managers and senior management. Underwritings are subject to due diligence reviews by senior management. Credit risk is managed through the use of credit exposure information, the monitoring of collateral values, and the establishment of credit limits. Inventory positions are continually monitored by management and subject to trading and position limits.

During 1999, the Company's securities trading inventory consisted of fixed income debt and over-the-counter equity positions. The fair value of these securities at December 31, 1999, was $21.4 million and $7.3 million, respectively, in long positions and $1.2 million and $809,000, respectively, in short positions. Analysis was performed on these instruments that assessed the related risk and materiality as required by the Securities and Exchange Commission. Based on this analysis, in the opinion of management, the market risk associated with the Company's financial instruments at December 31, 1999, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Consolidated Statements of Financial Condition

	(in thousands)	December 31, 1999	December 31, 1998

Assets	Cash and cash equivalents	$16,861	$12,835

	Cash segregated for the exclusive benefit of customers	181	177

	Receivable from brokers and dealers:
	Securities failed to deliver	1,732	1,481
	Deposits paid for securities borrowed	33,029	12,653
	Settlement balances with clearing organizations	7,276	9,812

		42,037	23,946

	Receivable from customers, net of allowance for doubtful accounts of $556 and $446, respectively	313,034	213,709

	Securities owned, at fair value:
	U.S. Government obligations	4,287	4,282
	State and municipal obligations	12,260	27,946
	Corporate obligations	4,801	2,025
	Corporate stocks	7,342	4,379

		28,690	38,632

	Memberships in exchanges, at cost	470	513
	Office equipment and leasehold improvements, at cost, net of allowances for depreciation and amortization of $11,370 and
	$12,361, respectively	7,597	5,315
	Goodwill, net of accumulated amortization of $738 and $1,721, respectively	1,631	3,874
	Notes receivable from and advances to officers and employees, net of allowance for doubtful receivables from former employees
	of $701 and $482, respectively	7,934	6,460
	Deferred tax asset	2,958	3,213
	Other assets	31,717	26,331

	TOTAL ASSETS	$453,110	$335,005

	(in thousands, except share amounts)	December 31, 1999	December 31, 1998

Liabilities and	Short-term borrowings from banks	$122,950	$62,890
Stockholders'
Equity	Payable to brokers and dealers:
	Securities failed to receive	4,037	1,545
	Deposits received from securities loaned	143,023	103,224

		147,060	104,769

	Payable to customers	33,643	37,306
	Securities sold, but not yet purchased, at fair value	2,036	998
	Drafts payable	18,065	18,210
	Accrued employee compensation	18,277	18,320
	Obligations under capital leases	1,068	848
	Accounts payable and accrued expenses	15,984	16,117
	Long-term debt	34,968	20,570

	Total Liabilities	394,051	280,028

	Stockholders' equity:
	Preferred stock - $1 par value; authorized
	3,000,000 shares; none issued
	Common stock - $.15 par value; authorized 10,000,000
	shares; issued 7,376,176 and 7,219,335 shares,
	respectively	1,107	1,084
	Additional paid-in capital	43,573	41,867
	Retained earnings	24,546	18,291

		69,226	61,242

	Less:
	Treasury stock, at cost
	724,055 and 222, 743 shares, respectively	6,984	2,162
	Unamortized expense of restricted stock awards	370	1,081
	Unearned employee stock ownership plan shares,
	at cost, 219,601 and 235,866 shares, respectively	2,813	3,022

	Total stockholder's Equity	59,059	54,977

	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$453,110	$335,005

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

		Years Ended December 31,

(In thousands, except per share amounts)		1999	1998	1997

Revenues	Commissions	$ 68,663	$ 56,729	$ 49,763
	Principal transactions	24,654	26,465	20,463
	Investment banking	11,507	15,763	28,476
	Interest	20,525	18,889	21,397
	Other	25,844	19,442	15,720

		151,193	137,288	135,819

Expenses	Employee compensation and benefits	92,819	86,967	81,817
	Communications and office supplies	8,911	8,389	6,914
	Occupancy and equipment rental	11,819	9,549	8,109
	Interest	10,097	9,798	12,991
	Commissions and floor brokerage	2,838	2,804	2,780
	Other operating expenses	13,736	11,192	13,787

		140,220	128,699	126,398

	Income before income taxes	10,973	8,589	9,421
	Provision for income taxes	3,808	3,344	3,750

	Net income	$ 7,165	$ 5,245	$ 5,671

Earning Per Common	Net Income per share:
Share and Share	Basic earnings per share	$ 1.08	$ 0.77	$ 1.01
Equivalents	Diluted earnings per share	$ 1.03	$ 0.73	$ 0.88

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock _______________________ Shares Amounts		Additional Paid-in Capital	Retained Earnings	Treasury Stock and Unearned Employee Stock Ownership Plan Shares Amount		Unamortized Expense of Restricted Stock Awards	Total

Balance at January, 1997	4,767,715	$ 715	$ 21,403	$ 16,733	(135,455)	$(892)	$(207)	$ 37, 752

Cash dividends - common stock ($.12 per share)				(609)				(609)
Purchase of treasury shares					(276,331)	(2,926)		(2,926)
Employee benefit plans			(82)		158,740	1,098		1,016
Stock options exercised			(274)		49,467	375		101
Restricted stock awards			(196)		42,168	349	(153)	- -
Amortization of restricted stock awards							175	175
Shares issued	1,592,707	239	11,832					12,071
Dividend reinvestment			1		794	7		8
Net income for the year				5,671				5,671
5% stock dividend	317,801	48	4,322	(4,370)	(8,031)			- -
Employee stock ownership plan					(236,250)	(3,178)		(3,178)

Balance at December 31, 1997	6,678,223	1,002	37,006	17,425	(404,898)	(5,167)	(185)	50,081

Cash dividends - common stock ($.12 per share)				(828)				(828)
Purchase of treasury shares					(211,717)	(2,160)		(2,160)
Employee benefit plans	20,903	3	(267)		173,351	2,082		1,818
Stock Options exercised	94,676	14	367		7,099	63		444
Restricted stock awards	82,000	12	1,262		(1,576)	(11)	(1,263)	- -
Amortization of restricted stock awards							367	367
Dividend reinvestment			1		972	9		10
Net income for the year				5,245				5,245
5% stock dividend	343,533	53	3,498	(3,551)	(21,840)			- -

Balance at December 31, 1998	7,219,335	1,084	41,867	18,291	(458,609)	(5,184)	(1,081)	54,977

Cash dividends - common stock ($ .12 per share)				(853)				(853)
Purchase of treasury shares					(576,165)	(5,437)		(5,437)
Employee benefit plans	156,841	23	2,278	(57)	19,837	231		2,475
Stock options exercised			(572)		106,346	1,019		447
Restricted stock awards, net forfeitures					(35,807)	(433)	433	- -
Amortization of restricted stock awards							278	278
Dividend reinvestment					742	7		7
Net income for the year				7,165				7,165

Balance at December 31, 1999	7,376,176	$ 1,107	$ 43,573	$ 24,546	(943,656)	$(9,797)	(370)	$ 59,059

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

		Years Ended December 31,

	(in thousands)	1999	1998	1997

Cash Flows	Net income	$7,165	$5,245	$5,671
From Operating
Activities	Noncash items included in earnings:
	Depreciation and amortization	2,790	2,133	1,519
	Bonus notes amortization	1,992	1,717	1,178
	Deferred items	403	1,938	13
	Amortization of restricted stock awards, units, and stock benefits	854	595	172
	Gain on sale of subsidiary	(1,496)	- -	- -

		11,708	11,628	8,553
	Decrease (increase) in operating receivables: Customers	(99,325)	4,592	16,915
	Brokers and dealers	(18,091)	11,277	(20,387)
	(Decrease) increase in operating payables: Customers	(3,663)	(1,933)	7,144
	Brokers and dealers	42,291	31,061	26,560
	Decrease (increase) in assets: Cash and U.S. Government securities segregated for the exclusive benefit of customers	(4)	- -	305
	Securities owned	9,942	(19,420)	(300)
	Notes receivable from officers and employees	(3,466)	(3,927)	(2,409)
	Other assets	(64)	(3,225)	1,633
	(Decrease) increase in liabilities: Securities sold, not yet purchased	1,038	(3,266)	1,035
	Drafts payable, accounts payable and accrued expenses, and accrued employee compensation	41	3,153	10,148

	Cash From Operating Activities	$(59,593)	$ 29,940	$ 49,197

		Years Ended December 31,

	(in thousands)	1999	1998	1997

	Cash From Operating Activities - From Previous Page	$(59,593)	$ 29,940	$ 49,197

Cash Flows	Net (payments) proceeds for short-term borrowings from banks	60,060	(26,260)	(43,250)
From Operating	Proceeds from: Issuance of stock	1,823	2,043	2,907
Activities	Long-term debt	14,398	10,970	9,600
	Subordinated borrowings	- -	- -	8,000
	Payments for:
	Purchase of stock for treasury	(5,437)	(2,160)	(2,926)
	Principal payments under capital lease obligation	(704)	(597)	(392)
	Subordinated borrowings	- -	- -	(8,000)
	Cash dividends and rights redemption	(853)	(828)	(609)
	Purchase of stock for employee stock ownership plan	- -	- -	(3,178)

	Cash From Financing Activities	69,287	(16,832)	(37,848)

Cash Flows	Proceeds from:
From Investing	Sales of investments	219	118	84
Activities	Sales of subsidiary	4,609	- -	- -
	Payments to:
	Acquisition of office equipment and leasehold improvements	(3,984)	(3,979)	(854)
	Acquisition of investments	(6,512)	(11,778)	(3,173)

	Cash From Investing Activities	(5,668)	(15,639)	(3,943)

	(Decrease) increase in cash and cash equivalents	4,026	(2,531)	7,406
	Cash and cash equivalents - beginning of year	12,835	15, 366	7,960

	Cash and cash equivalents - end of year	$ 16,861	$ 12,835	$15,366

	Supplemental disclosures of cash flow information:
	Interest payments	$ 9,682	$ 10,082	$ 13,093
	Income tax payments	$ 3,648	$ 4,474	$ 3,418
	Schedule of Noncash Investing and Financing Activities:
	Fixed assets acquired under capital lease	$ 924	$ 923	$ 405
	Restricted stock awards and units, net of forfeitures	$ 3,471	$ 1,263	$ 153
	Employee stock ownership shares	$ 152	$ 165	$ 300
	Debt converted into stock	- -	- -	$ 10,000
	Stock dividends distributed	$ 77	3,551	$ 4,370
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

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1999, the estimated fair value of the notes was $25,268.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

Segment Reporting

During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect the Company's financial position or results of operations but did affect the disclosure of segment information (see Note O).

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

NOTE C - Short-Term Borrowings From Banks

In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $225,000 at December 31, 1999, of which $102,050 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 4.88% and 5.65% at December 31, 1999 and 1998, respectively. Short-term borrowings of $16,625 and $29,475 were collateralized by company-owned securities valued at $22,741 and $38,301 at December 31, 1999 and 1998, respectively. Short-term borrowings of $106,325 and $33,415 used to finance receivables from customers were collateralized by customer-owned securities valued at $174,698 and $60,846 at December 31, 1999 and 1998, respectively.

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

Effective January 1, 1999, Stifel Nicolaus adopted a new deferred compensation plan for its investment executives ("I.E.s") who achieve certain levels of production, whereby a certain percentage of their earnings is deferred as defined by the plan, of which 50% is deferred into Parent stock units with a 25% matching contribution and 50% into one of two investment options chosen by the I.E.s. I.E.s may elect to defer an additional 1% of earnings into Parent stock units with a 25% matching contribution. Prior to the adoption of this new plan, I.E.s could elect to invest their individual deferred amounts into several investment options, including Parent stock. Deferred compensation for both plans cliff vests over a five-year period. Deferred compensation costs are amortized on a straight-line basis over the service period from date of award to vesting. Charges to employee compensation and benefits related to these plans were $165, $507, and $643 for 1999, 1998, and 1997, respectively.

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

The summary of the status of the Company's fixed stock option plans as of December 31, 1999, 1998, 1997, and changes during the years ending on those dates is presented below:

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

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan (the "ESPP"), the Company was authorized to issue up to 157,500 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 30% to 36% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company sold 151,528 shares, 156,841 shares, and 131,016 shares to employees in 1999, 1998, and 1997, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, respectively: dividend yield of 1.09%, 1.15%, and 1.50%; expected volatility of 33.7%, 41.9%, and 42.7%; risk-free interest rates of 5.08%, 5.05%, and 5.61%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 1999, 1998, and 1997 was $2.28, $2.67, and $2.06, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 1,783, 98,275, and 50,164 shares of restricted stock, with a fair value of $19, $1,276, and $337, during 1999, 1998, and 1997, respectively. At December 31, 1999, restricted stock awards covering 35,074 shares were outstanding, with the restrictions expiring at various dates through 2003. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to employee compensation and benefits $278, $367, and $249 for the amortization during 1999, 1998, and 1997, respectively.

Stock Units

A stock unit represents the right to receive a share of common stock from the Parent at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. A deferred compensation plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the plan into Parent stock units with a 25% matching contribution by the Company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution by the Company. Units vest over a three- to five-year period and generally are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the service period from date of award to vesting. The Company charged $495 and $210 to employee compensation and benefits relating to units granted under this plan for 1999 and 1998, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $160) to total compensation. In 1997, the Company purchased 248,063 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares will be released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 1999, the plan held 507,188 shares, of which 219,601 shares with a value of $2,169 were unallocated. The Company charged to employee compensation and benefits $152, $165, and $300 for the ESOP contributions for 1999, 1998, and 1997, respectively.

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

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

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

The Company formed two Limited Liability Corporations, referred to collectively as "the LLC," to be certified capital companies under the statutes of the state of Missouri, which provide venture capital for qualified Missouri businesses, as defined. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, $10,600 non-interest bearing notes due February 15, 2009, $8,417 non-interest bearing notes due February 15, 2010, and $982 non-interest bearing participating debentures due December 31, 2010, which are included in the Company's consolidated statement of financial condition under the caption "long-term debt." Proceeds from the notes are first invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment of the notes and are placed in an irrevocable trust. These securities, valued at approximately $13,474 and $8,440 at December 31, 1999 and 1998, respectively, are held to maturity and are included under the caption "other assets." The remaining proceeds are available for investment in qualified Missouri businesses

NOTE K - Investments in Qualified Missouri Businesses

The LLC invests in qualified Missouri businesses in the form of debt, preferred, and/or common equity. These investments are not readily marketable and, therefore, are valued at fair value, as determined by management. In determining fair value, investments are initially stated at cost until significant subsequent events and operating trends require a change in valuation. Among the factors considered by management in determining fair value of investments are the cost of the investment, terms and liquidity of warrants, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. Management, in making its evaluation, has relied on financial data of the portfolio companies provided by the management of the portfolio companies. These securities, valued at approximately $7,916 and $5,810 at December 31, 1999 and 1998, respectively, are included under the caption "other assets."

Given the profile of these qualified businesses, these investments are subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. Due to the structure of the LLC and under the statutes of the State of Missouri, the Company participates in a portion of the appreciation of these investments. Management monitors these investments on a continuous basis. The Company increased the valuation of its portfolio investments and recorded a net unrealized gain of $416 during 1999.

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

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,

	1999	1998	1997

Federal tax computed at statutory rates	$3,731	$2,921	$ 3,203
State income taxes, net of federal income tax benefit	255	441	476
Sale of Todd Investment Advisors	(386)	- -	- -
Other, net	208	(18)	71

Provision for income taxes	$3,808	$3,344	$3,750

The net deferred tax asset consists of the following temporary differences:

		December 31, 1999	December 31, 1998

Deferred Tax Asset	Office equipment and leasehold improvements, principally book over tax depreciation	$ 298	$ 859
	Deferred compensation	1,427	1,400
	Deferred revenue	953	974
	Investments, principally due to valuation allowance	98	92
	Receivables from officers and employees, principally due to allowance for doubtful accounts	258	189
	Accruals not currently deductible	1,741	1,212
	Other	65	101

	Deferred Tax Asset	4,840	4,827

Deferred Tax Liability	Customer and employee receivable	(1,226)	(1,304)
	Intangible assets, principally tax over book amortization	(176)	(195)
	Investment fee revenue installment receivable	(480)	(115)

	Total Gross Deferred Tax Liability	(1,882)	(1,614)

	Net Deferred Tax Asset	$ 2,958	$ 3,213

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

On January 12, 2000, the Company completed the merger of Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm. The transaction is being accounted for as a purchase and provides for a tax-free exchange of approximately 517,000 shares of the Parent's stock for all of the outstanding shares of HII, and, accordingly, a portion of the purchase price will be allocated to net tangible and intangible assets acquired based on their estimated fair market values. The balance of the purchase price will be recorded as goodwill. The exchange ratio was calculated using the respective book values of the Company and HII. The total shares issued in the transaction were based upon the final closing equity of HII at December 31, 1999. In connection with the transaction, certain key associates of HII executed employment agreements containing non-compete provisions and restrictions on the sale of the stock received in the merger and were awarded options in the Parent. As of its most recent completed fiscal year, September 24, 1999, HII recorded revenues of $15,845 and an operating loss of $1,691.

NOTE S - Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

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

/s/ Deloitte & Touche LLP

St. Louis, Missouri
March 10, 2000

Quarterly Results

Quarterly Operating Results (Unaudited)

(In thousands, except per share amounts)	Revenue	Earnings Before Income Taxes	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share

Year 1999 By Quarter

First	$37,017	$2,815	$1,787	$.26	$.25
Second	$37,835	$3,405	$2,244	$.33	$.32
Third	$35,513	$2,173	$1,431	$.22	$.21
Fourth	$40,828	$2,580	$1,703	$.26	$.25

Year 1998 By Quarter

First	$35,839	$3,418	$2,053	$.30	$.29
Second	$34,072	$2,100	$1,224	$.18	$.17
Third	$34,259	$1,561	$967	$.14	$.13
Fourth	$33,118	$1,510	$1,001	$.15	$.14

Five-Year Financial Summary

		Years Ended December 31,

	(In thousands, except per share amounts)	1999	1998	1997	1996	1995

Revenue	Commissions	$68,663	$56,729	$49,763	$43,900	$38,716
	Principal transactions	24,654	26,465	20,463	19,498	20,362
	Investment banking	11,507	15,763	28,476	16,253	12,121
	Interest	20,525	18,889	21,397	13,774	13,002
	Other	25,844	19,442	15,720	16,388	11,159

		151,193	137,288	135,819	109,813	95,360

Expenses	Employee compensation and benefits	$92,819	$86,967	$81,817	$66,765	$57,187
	Communications and office supplies	8,911	8,389	6,914	6,797	7,651
	Occupancy and equipment rental	11,819	9,549	8,109	7,958	8,512
	Interest	10,097	9,798	12,991	8,197	8,312
	Commissions and floor brokerage	2,838	2,804	2,780	2,641	2,319
	Other operating expenses	13,736	11,192	13,787	11,853	10,072

		140,220	128,699	126,398	104,211	94,053

	Income before income taxes	10,973	8,589	9,421	5,602	1,307
	Provision from income taxes	3,808	3,344	3,750	2,209	663

	Net Income	$7,165	$5,245	$5,671	$3,393	$644

Per Share Data	Basic earnings	$ 1.08	$ .77	$ 1.01	$ .66	$ .13
	Diluted earnings	$ 1.03	$ .73	$ .88	$ .59	$ .13
	Cash dividends	$ .12	$ .12	$ .12	$ .09	$ .12

Other Data	Total assets	$453,110	$335,005	$315,484	$301,344	$226,75
	Long-term obligations	$ 34,968	$ 20,570	$ 9,600	$ 10,000	$ 10,760
	Stockholders' equity	$ 59,059	$ 54,977	$ 50,081	$ 37,752	$ 34,795
	Net income as % average equity	12.55%	9.69%	13.29%	9.35%	1.87%
	Net income as % revenues	4.74%	3.82%	4.17%	3.09%	0.68%
	Average common shares and share equivalents used in determining earnings per share:
	Basic	6,655	6,850	5,591	5,150	5,079
	Diluted	6,940	7,198	7,099	6,816	5,152