Form 10-K, Exhibit 13
period 2000-12-31
STIFEL FINANCIAL CORP
filed 2001-04-02
CIK 720672

Stifel Financial Corp.

Management's Discussion and Analysis

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

Business Environment

Stifel Financial Corp. (the "Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel Nicolaus"), collectively referred to as (the "Company"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

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

The Company faces increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services. The Financial Modernization Act, signed into law in late 1999, lifted restrictions on banks and insurance companies to provide financial services once dominated by securities firms. In addition, recent consolidation in the financial services industry may lead to increased competition from larger, more diversified organizations. At present, the Company is unable to predict the extent of these changes and their impact on the Company's results of operations.

The securities industry started the year on an ebullient note. Investor confidence in the stock market was at an all-time high. The three major market indices, the NASDAQ composite, the Dow Jones Industrial Average ("DJIA"), and the Standard & Poor's 500 ("S&P 500"), had closed 1999 up 86%, 25%, and 20%, respectively, over 1998 closings. Investor euphoria continued to drive the market as indicated by the NASDAQ composite index, which closed 24% above the 1999 historical close during March 2000. Failures of start-up technology firms, lower than expected reported earnings and lack of confidence in future earnings and growth by established technology and communication firms, fears of inflation, and increased interest rates precipitated the downward slide of investor confidence in the market. By year-end, the NASDAQ composite, the DJIA, and the S&P 500 had fallen 39%, 6%, and 10% from 1999's historical closings. Despite the downfall of the indices, trading volumes on the New York Stock Exchange and the NASDAQ had increased 29% and 62% respectively. In addition, cash flow into stock mutual funds increased by 65% over 1999's inflow of cash. American investors now have a larger portion of their liquid financial assets in securities than at any other time in U.S. history. In 1980, 53% of liquid assets were held in bank deposits and 34% in equities and mutual funds. In 2000, equities and mutual funds accounted for 63% of liquid assets, while bank deposits declined to 20%.

The year 2000 was not unlike 1999 in terms of expansion for the Company. The merger of Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm, was completed in early January. That merger brought 54 investment bankers, research analysts, institutional sales associates, and traders to the Fixed Income and Equity Capital Markets segments. In addition, the Company opened a municipal investment banking office in Brookfield, Wisconsin, which added nine investment bankers and financial analysts to the Fixed Income Capital Markets segment as well. During the year, the Company's Private Client Group opened 13 new offices, for a total of 70, and recruited 118 investment executives and independent contractors, for a total of 534.

The Company also continued its dedication to upgrading communication and technology equipment and software during 2000 and introduced online trading for its Private Client Group. In addition, the Company expanded the Information Technology department's capabilities and increased its staffing.

The following summarizes the changes in the major categories of revenues and expenses for the respective periods.
	Year Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
Increase (Decrease)	2000 vs. 1999		1999 vs. 1998
Dollars in thousands	Amount	Percentage	Amount	Percentage
Revenues:
Commissions	$16,720	24%	$11,934	21%
Principal transactions	3,392	14	(1,811)	(7)
Investment banking	10,193	89	(4,256)	(27)
Interest	14,954	73	1,636	9
Other revenues	1,670	7	6,402	33
	$46,929	31%	$13,905	10%
Expenses:
Compensation and benefits	$24,410	26%	$5,852	7%
Communication and office supplies	1,968	22	522	6
Occupancy and equipment rental	3,301	28	2,270	24
Interest	10,497	104	299	3
Commissions and floor brokerage	495	17	34	1
Other operating expenses	2,542	19	2,544	23
	$43,213	30%	$11,521	9%

2000 As Compared to 1999

The Company leveraged its continued expansion activities with increased market volume to produce record revenues for the fourth consecutive year. Total revenues for 2000 increased to $198.1 million from the previous record high of $151.2 million. Net income increased to a record $9.2 million or $1.20 per diluted share from $7.2 million or $1.03 per diluted share.

Revenues from commissions increased $16.7 million due to the increased customer trading activity in conjunction with an increased number of investment executives and independent contractors. The increase in commissions resulted from increased activity in over-the-counter stocks, mutual funds, and insurance products, which increased 30%, 23%, and 25%, respectively.

Principal transactions are primarily derived from over-the-counter equity and fixed income inventory activities. Inventories of these securities are maintained to meet client needs. Commissions and realized and unrealized gains and losses that result from holding and trading these securities are included in principal transactions revenues. Revenues from principal transactions increased $3.4 million due principally to the increased trading activity resulting from the addition of HII and increased sales of corporate unit trusts.

Investment banking revenues are derived from underwriting of corporate and municipal securities and providing advisory services to clients. These revenues increased $10.2 million, resulting from the addition of the HII municipal and corporate investment banking groups, the newly opened municipal investment banking office in Wisconsin, and in conjunction with a full year of operations in the Cleveland and St. Louis corporate investment banking offices which opened in late 1999. During the year, the Company participated in 239 fixed income deals (102 negotiated and 137 competitive) totaling approximately $6.7 billion, compared to 79 deals in 1999. In addition, the Company managed or co-managed ten underwritings raising more than $424 million, compared to six deals in 1999 for $176 million.

Interest income increased $15.0 million due principally to an increase in the number of margin accounts resulting from the growth of the Private Client Group and an overall 48% increase in average customer borrowings to finance increased market activity.

Other revenues increased $1.7 million due to an increase in managed account fees of $4.1 million, which increased due to a 45% growth in the number of managed accounts and increased market valuations. These fees were offset by a decrease in realized gains of $1.7 million due principally to the sale of Todd in the second quarter of 1999 and the resultant decrease of $693,000 in investment advisory fees.

Total expenses increased $43.2 million, resulting from the Company's continued expansion, increased productivity, the merger of HII, and increased customer activity.

Employee compensation and benefits, which comprises 64% of total expenses, increased $24.4 million. The fixed component of compensation, primarily salaries, increased $6.1 million (24%) due to normal year-to-year increases, the merger of HII, and the Company's expansion activities. The variable component of compensation increased $18.3 million (27%) commensurate with increased productivity and profitability.

Communication and office supplies increased $2.0 million, resulting from the Company's expansion activities as well as the merger of HII.

Occupancy and equipment rental increased $3.3 million due to the opening of new offices and increases for work station technology and Private Client Group expansion.

Interest expense increased $10.5 million due to increased borrowings and increased stock loan activity by the Company to finance customer borrowings on margin accounts. Average borrowings increased $88.0 million and $39.1 million, primarily for customer collateralized bank borrowings and stock loan activity, respectively, with a 17% increase in average interest rates charged on those borrowings for the year.

Other operating expenses increased $2.5 million due principally to the Company's general expansion activities and the HII merger.

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

Investment banking revenues declined $4.3 million in 1999, as new issue underwritings for small- and mid-cap offerings continued their downward trend from 1998 in conjunction with a 62% decrease in corporate underwriting participation revenue. Managed and co-managed corporate offerings and the dollar volume of these transactions decreased from eight new issues for $442 million in 1998 to six new issues for $176 million in 1999.

Interest revenues increased $1.6 million, principally from an increase in interest earned on zero coupon U.S. Government securities held in an irrevocable trust for repayment of long-term debt (see Note K), a slight increase in interest earned on customer borrowings on margin accounts, and an increase in interest earned on stock borrowing activity, which increased $922,000, $302,000, and $287,000, respectively.

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

Occupancy and equipment rental increased $2.3 million due to the office additions referred to above, increased depreciation expense related to capitalized equipment to upgrade communication and desktop work station technology and Private Client Group expansion, and increased lease expense associated with the relocated Company headquarters.

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

On January 12, 2000, the Company completed the merger with HII, a Denver-based investment banking firm. The merger was accounted for as a purchase and provided for a tax-free exchange of approximately 517,000 shares of the Company for all of the outstanding shares of HII. The shares were issued out of treasury.

The Company's Board of Directors authorized the repurchase of up to 250,000 additional common shares on July 28, 1999, and an additional 600,000 common shares on December 10, 1999. These purchases may be made on the open market or in privately negotiated transactions, depending on market conditions and other factors. Repurchased shares may be used to meet obligations under the Company's employee benefit plans and for general purposes. During 2000, the Company repurchased 168,606 shares at an average cost of $10.31 per share.

Management believes that funds from operations, available informal short-term credit arrangements, and long-term borrowings will provide sufficient resources to meet its present and anticipated financing needs and fund the Company's continued expansion.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 2000, Stifel Nicolaus had net capital of approximately $37.1 million, which exceeded the minimum net capital requirements by approximately $29.9 million.

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

During 2000, the Company's securities trading inventory consisted of fixed income debt and over-the-counter equity positions. The fair value of these securities at December 31, 2000, was $21.4 million and $3.4 million, respectively, in long positions and $1.3 million and $3.1 million, respectively, in short positions. Analysis was performed on these instruments that assessed the related risk and materiality as required by the Securities and Exchange Commission. Based on this analysis, in the opinion of management, the market risk associated with the Company's financial instruments at December 31, 2000, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Statements are effective for the Company's consolidated financial statements on January 1, 2001. As the Company does not hold any derivatives or embedded derivatives as defined by the Statements, the adoption of the Statements on January 1, 2001, did not result in a transition adjustment.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and rescinds SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company has presented the required provisions under the Standard regarding collateral, including its sources and uses, but has yet to determine what impact, if any, the remaining provisions to be adopted after March 31, 2001, will have on the Company's consolidated financial statements.

Consolidated Statements of Financial Condition
	(in thousands)	December 31, 2000	December 31, 1999
Assets	Cash and cash equivalents	$14,589	$16,861
	Cash segregated for the exclusive benefit of customers	187	181
	Receivable from brokers and dealers:
	Securities failed to deliver	1,176	1,732
	Deposits paid for securities borrowed	24,870	33,029
	Settlement balances with clearing organizations	4,684	7,276
		30,730	42,037
	Receivable from customers, net of allowance for doubtful accounts of $104 and $556, respectively	305,478	313,034
	Securities owned, at fair value:
	U.S. Government obligations	4,873	4,287
	State and municipal obligations	13,205	12,260
	Corporate obligations	2,831	4,801
	Corporate stocks	3,851	6,025
		24,760	27,373
	Investments	32,478	24,562
	Memberships in exchanges, at cost	463	470
	Office equipment and leasehold improvements, at cost,net of allowances for depreciation and amortization of $15,085 and $11,370, respectively	9,689	7,597
	Goodwill, net of accumulated amortization of $984and $738, respectively	5,261	1,631
	Notes receivable from and advances to officers and employees, net of allowance for doubtful receivables from former employees of $331 and $701, respectively	17,420	7,934
	Deferred tax asset	3,036	2,958
	Other assets	14,221	8,472
	TOTAL ASSETS	$458,312	$453,110

	(in thousands, except share amounts)	December 31, 2000	December 31, 1999
Liabilities and Stockholders' Equity	Short-term borrowings from banks	$88,250	$122,950
	Payable to brokers and dealers:
	Securities failed to receive	2,152	4,037
	Deposits received from securities loaned	153,370	143,023
		155,522	147,060
	Payable to customers	40,484	33,643
	Securities sold, but not yet purchased, at fair value	4,355	2,036
	Drafts payable	19,034	18,065
	Accrued employee compensation	19,500	18,277
	Obligations under capital leases	1,771	1,068
	Accounts payable and accrued expenses	20,620	15,984
	Long-term debt	10,000	10,370
	Other	24,598	24,598
	Total Liabilities	384,134	394,051
	Stockholders' equity:
	Preferred stock - $1 par value; authorized 3,000,000 shares; none issued
	Common stock - $.15 par value; authorized 10,000,000shares; issued 7,525,971 and 7,376,176 shares, respectively	1,129	1,107
	Additional paid-in capital	45,920	43,573
	Retained earnings	32,827	24,546
		79,876	69,226
	Less:
	Treasury stock, at cost 297,879 and 724,055 shares, respectively	2,938	6,984
	Unamortized expense of restricted stock awards	155	370
	Unearned employee stock ownership plan shares,at cost, 203,337 and 219,601 shares, respectively	2,605	2,813
	Total Stockholders' Equity	74,178	59,059
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$458,312	$453,110

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations
		Years Ended December 31,
(in thousands, except per share amounts)		2000	1999	1998
Revenues	Commissions	$85,383	$68,663	$56,729
	Principal transactions	28,046	24,654	26,465
	Investment banking	21,700	11,507	15,763
	Interest	35,479	20,525	18,889
	Other	27,514	25,844	19,442
		198,122	151,193	137,288
Expenses	Employee compensation and benefits	117,229	92,819	86,967
	Communications and office supplies	10,879	8,911	8,389
	Occupancy and equipment rental	15,120	11,819	9,549
	Interest	20,594	10,097	9,798
	Commissions and floor brokerage	3,333	2,838	2,804
	Other operating expenses	16,278	13,736	11,192
		183,433	140,220	128,699
	Income before income taxes	14,689	10,973	8,589
	Provision for income taxes	5,486	3,808	3,344
	Net income	$9,203	$7,165	$5,245
Earnings Per Common Share and Share Equivalents	Net income per share:
	Basic earnings per share	$1.31	$1.08	$0.77
	Diluted earnings per share	$1.20	$1.03	$0.73

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock and Unearned Employee Stock Ownership Plan		Unamortized Expense of Restricted Stock Awards	Total
	Shares	Amount			Shares	Amount
Balance at January 1, 1998	6,678,223	$1,002	$37,006	$17,425	(404,898)	$(5,167)	$(185)	$50,081
Cash dividends - common stock ($.12 per share)	- -	- -	- -	(828)	- -	- -	- -	(828)
Purchase of treasury shares	- -	- -	- -	- -	(211,717)	(2,160)	- -	(2,160)
Employee benefit plans	20,903	3	(267)	- -	173,351	2,082	- -	1,818
Stock options exercised	94,676	14	367	- -	7,099	63	- -	444
Restricted stock awards	82,000	12	1,262	- -	(1,576)	(11)	(1,263)	- -
Amortization of restricted stock awards	- -	- -	- -	- -	- -	- -	367	367
Dividend reinvestment	- -	- -	1	- -	972	9	- -	10
Net income for the year	- -	- -	- -	5,245	- -	- -	- -	5,245
5% stock dividend	343,533	53	3,498	(3,551)	(21,840)	- -	- -	- -
Balance at December 31, 1998	7,219,335	1,084	41,867	18,291	(458,609)	(5,184)	(1,081)	54,977

Cash dividends - common stock ($.12 per share)	- -	- -	- -	(853)	- -	- -	- -	(853)
Purchase of treasury shares	- -	- -	- -	- -	(576,165)	(5,437)	- -	(5,437)
Employee benefit plans	156,841	23	2,278	(57)	19,837	231	- -	2,475
Stock options exercised	- -	- -	(572)	- -	106,346	1,019	- -	447
Restricted stock awards (net forfeitures)	- -	- -	- -	- -	(35,807)	(433)	433	- -
Restricted stock awards amortization and units	- -	- -	- -	- -	- -	- -	278	278
Dividend reinvestment	- -	- -	- -	- -	742	7	- -	7
Net income for the year	- -	- -	- -	7,165	- -	- -	- -	7,165
Balance at December 31, 1999	7,376,176	1,107	43,573	24,546	(943,656)	(9,797)	(370)	59,059

Cash dividends - common stock ($.12 per share)	- -	- -	- -	(922)	- -	- -	- -	(922)
Purchase of treasury shares	- -	- -	- -	- -	(168,606)	(1,738)	- -	(1,738)
Employee benefit plans	149,795	22	1,026	- -	39,300	441	- -	1,489
Stock options exercised	- -	- -	(208)	- -	52,286	510	- -	302
Restricted stock awards	- -	- -	3	- -	2,000	20	(23)	- -
Restricted stock awards amortization and units	- -	- -	1,796	- -	- -	- -	238	2,034
Dividend reinvestment	- -	- -	- -	- -	476	5	- -	5
Hanifen, Imhoff Inc. acquisition	- -	- -	(270)	- -	516,984	5,016	- -	4,746
Net income for the year	- -	- -	- -	9,203	- -	- -	- -	9,203
Balance at December 31, 2000	7,525,971	$1,129	$45,920	$ 32,827	(501,216)	$(5,543)	$(155)	$74,178

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
(in thousands)		Years Ended December 31,
		2000	1999	1998
Cash Flows From Operating Activities	Net income	$9,203	$7,165	$5,245
	Noncash and nonoperating items included in earnings:
	Depreciation and amortization	4,136	2,790	2,133
	Bonus notes amortization	2,836	1,992	1,717
	Deferred items	242	403	1,938
	Amortization of restricted stock awards, units,and stock benefits	1,157	854	595
	Gain on sale of subsidiary	- -	(1,496)	- -
	Realized and unrealized (gains)/losses	321	(697)	(577)
		17,895	11,011	11,051
	Decrease (increase) in operating receivables:
	Customers	7,556	(99,325)	4,592
	Brokers and dealers	11,593	(18,091)	11,277
	(Decrease) increase in operating payables:
	Customers	6,841	(3,663)	(1,933)
	Brokers and dealers	8,462	42,291	31,061
	Decrease (increase) in assets:
	Cash and U.S. Government securities segregated for the exclusive benefit of customers	(6)	(4)	- -
	Securities owned	2,613	9,942	(19,420)
	Notes receivable from officers and employees	(12,316)	(3,466)	(3,927)
	Other assets	(4,734)	633	(2,648)
	(Decrease) increase in liabilities:
	Securities sold, not yet purchased	2,319	1,038	(3,266)
	Drafts payable, accounts payable and accrued expenses, and accrued employee compensation	4,639	41	3,153
	Other	- -	9,398	10,600
	Cash From Operating Activities	$44,862	$(50,195)	$40,540

		Years Ended December 31,
	(in thousands)	2000	1999	1998
	Cash From Operating Activities -
	From Previous Page	$44,862	$(50,195)	$40,540

Cash Flows From Financing Activities	Net (payments) proceeds for short-term borrowings from banks	(34,815)	60,060	(26,260)
	Proceeds from:
	Issuance of stock	1,796	1,823	2,043
	Long-term debt	- -	5,000	370
	Payments for:
	Purchases of stock for treasury	(1,738)	(5,437)	(2,160)
	Settlement of long-term debt	(370)
	Principal payments under capital lease obligation	(1,182)	(704)	(597)
	Repayment of notes assumed in acquisition of subsidiary	(1,500)	- -	- -
	Cash dividends	(922)	(853)	(828)
	Cash From Financing Activities	(38,731)	59,889	(27,432)

Cash Flows From Investing Activities	Proceeds from:
	Cash received in acquisition of subsidiary	2,927	- -	- -
	Sale of investments	543	219	118
	Sale of subsidiary	- -	4,609	- -
	Payments for:
	Acquisition of office equipment and leasehold improvements	(4,163)	(3,984)	(3,979)
	Acquisition of investments	(7,710)	(6,512)	(11,778)
	Cash From Investing Activities	(8,403)	(5,668)	(15,639)
	(Decrease) increase in cash and cash equivalents	(2,272)	4,026	(2,531)
	Cash and cash equivalents - beginning of year	16,861	12,835	15,366
	Cash and cash equivalents - end of year	14,589	$16,861	$12,835
Supplemental disclosures of cash flow information:
	Interest payments	$20,405	$9,682	$10,082
	Income tax payments	$4,928	$3,648	$4,474
Schedule of Noncash Investing and Financing Activities:
	Fixed assets acquired under capital lease	$1,885	$924	$923
	Restricted stock awards and units, net of forfeitures	$5,888	$3,471	$1,263
	Employee stock ownership shares	$183	$152	$165
	Acquisition of Hanifen, Imhoff Inc.	$4,746	- -	- -
	Stock dividends distributed	- -	$77	$3,551

See Notes to Consolidated Financial Statements.

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

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Fair Value

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 2000, the estimated fair value of the notes was $10,645.

Investments

Securities not readily marketable, held for investment by the Parent and certain subsidiaries, are included under the caption "Investments" and are carried at the lower of historical cost or fair value. Investment securities of registered broker-dealer subsidiaries are carried at fair value or amounts that approximate fair value. The fair value of investments, for which a quoted market or dealer price is not available, are based on management's estimates. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term. These investments were valued at $13,701 and $9,771 at December 31, 2000, and December 31, 1999, respectively.

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

Goodwill recognized in business combinations accounted for as purchases is being amortized principally over 25 years on a straight-line basis.

Basic earnings per share of common stock is computed by dividing income available to shareholders by the weighted average number of common shares outstanding during the periods. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings include dilutive stock options under the treasury stock method.

Note B - Special Reserve Bank Account

At December 31, 2000, cash of $187 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

Note C - Short-Term Borrowings From Banks

In the normal course of business, Stifel Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $285,000 at December 31, 2000, of which $196,750 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 6.45% and 4.88% at December 31, 2000 and 1999, respectively. Short-term borrowings utilized for customer loans of $77,125 and $106,325 were collateralized by customer-owned securities valued at $118,400 and $174,698 at December 31, 2000 and 1999, respectively. Short-term borrowings of $11,125 and $16,625 used to finance trading securities were collateralized by company-owned securities valued at $15,500 and $22,741 at December 31, 2000 and 1999, respectively. The value of the customer-owned securities is not reflected in the consolidated statement of financial condition.

Note D - Commitments and Contingencies

In the normal course of business, Stifel Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open December 31, 2000, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel Nicolaus has pledged cash and customer-owned securities valued at $57,600. At December 31, 2000, the amounts on deposit satisfied the minimum margin deposit requirement of $56,300.

The future minimum rental commitments at December 31, 2000, with initial or remaining non-cancellable lease terms in excess of one year are as follows:
Year Ending December 31, Capital Leases Operating Leases
2001	$880	$5,879
2002	750	5,018
2003	230	4,593
2004	55	3,663
2005	- -	2,993
Thereafter	- -	11,567
Minimum Commitments	$1,915	$33,713
Less Interest	144
Net Present Value of Capital Lease Obligations	$1,771

Rental expense for the years ended December 31, 2000, 1999, and 1998, approximated $6,073, $4,728, and $4,032, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $3,733, net of amortization of $2,058, and $1,021, net of amortization of $940, at December 31, 2000 and 1999, respectively, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition under the caption of "Office equipment and leasehold improvements."

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 2000, 1999, and 1998 was $3,842, $2,626, and $1,794, respectively.

Note E - Net Capital Requirements

Stifel Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel Nicolaus has elected to use the alternative method permitted by the rule that requires maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items.

At December 31, 2000, Stifel Nicolaus had net capital of $37,105, which was 10.32% of aggregate debit items and $29,915 in excess of minimum required net capital.

Note F - Employee Benefit Plans

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plan. Contributions to the PSP were based upon a company match of 50% of the employees' first one thousand dollars in annual contributions for 2000 and the first five hundred dollars in annual contributions for 1999 and 1998. Additional contributions by the Company are discretionary. The amounts charged to employee compensation and benefits for the PSP were $418, $177, and $158, for 2000, 1999, and 1998, respectively.

Effective January 1, 1999, Stifel Nicolaus adopted a new deferred compensation plan for its investment executives ("I.E.s") who achieve certain levels of production, whereby a certain percentage of their earnings is deferred as defined by the plan, of which 50% is deferred into Parent stock units with a 25% matching contribution and 50% into one of two investment options chosen by the I.E.s. I.E.s may elect to defer an additional 1% of earnings into Parent stock units with a 25% matching contribution. Prior to the adoption of this new plan, I.E.s could elect to invest their individual deferred amounts into several investment options, including Parent stock. Deferred compensation for both plans cliff vests over a five-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period. Charges to employee compensation and benefits related to these plans were $320, $165, and $507 for 2000, 1999, and 1998, respectively.

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
Years Ended December 31,
	2000	1999	1998
Net income
As reported	$9,203	$7,165	$5,245
Pro forma	$8,458	$6,758	$4,629
Basic earnings per share
As reported	$1.31	$1.08	$0.77
Pro forma	$1.21	$1.02	$0.68
Diluted earnings per share
As reported	$1.20	$1.03	$0.73
Pro forma	$1.10	$0.97	$0.64

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, and determine the terms of each option.

Fixed Stock Option Plans

The Company has four fixed stock option plans and an incentive stock award plan. Under the Company's 1983 and 1985 Incentive Stock Option Plans, the Company granted options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company granted options up to an aggregate of 100,000 shares. Under the Company's 1997 "Incentive Stock Plan," the Company may grant incentive stock options, stock appreciation rights, restricted stock, performance awards, and stock units up to an aggregate of 1,200,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire ten years from the date of grant. The options generally vest ratably over a three- to five-year vesting period. The Company has also granted stock options to external board members under a non-qualified plan. These options are generally granted at 100% of market value at the date of the grant and are exercisable six months to one year from date of grant and expire ten years from date of grant.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: dividend yield of 1.05%, 1.09%, and 1.15%; expected volatility of 35.9%, 33.7%, and 41.9%; risk-free interest rates of 6.15%, 5.78%, and 5.15%; and expected lives of 6.36 years, 6.56 years, and 5.25 years.

The summary of the status of the Company's fixed stock option plans as of December 31, 2000, 1999, and 1998, and changes during the years ending on those dates is presented below:
	2000		1999		1998
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	807,885	$9.32	769,084	$8.78	764,617	$7.49
Granted	515,100	10.88	296,393	9.67	169,050	11.70
Exercised	(52,286)	5.29	(106,346)	5.51	(106,864)	4.60
Forfeited	(69,861)	10.37	(151,246)	11.21	(55,812)	9.42
Expired	- -	- -	- -	- -	(1,907)	4.26
Outstanding at end of year	1,200,838	$10.11	807,885	$9.32	769,084	$8.78
Options exercisable at year-end	420,203		351,987		384,475
Weighted-average fair value of options granted during the year	$4.63		$3.92		$4.78

The following table summarizes information about fixed stock options outstanding at December 31, 2000:
		Options Outstanding			Options Exercisable
Range of Exercise Prices		Number Outstanding at 12/31/00	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/00	Weighted-Average Exercise Price
$ 3.73 -	$ 6.26	130,741	4.62	$5.29	130,741	$5.29
7.14 -	10.00	329,714	8.16	9.45	98,362	9.04
10.13 -	10.63	290,875	9.02	10.41	4,770	10.41
10.83 -	12.26	370,072	8.03	11.23	160,887	11.01
13.00 -	15.31	79,436	8.28	14.43	25,443	15.31
$ 3.73 -	$15.31	1,200,838	7.95	$10.11	420,203	$9.02

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan (the "ESPP"), the Company was authorized to issue up to 150,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 35% to 36% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company granted 149,810 shares, 151,528 shares, and 156,841 shares to employees in 2000, 1999, and 1998, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: dividend yield of 1.05%, 1.09%, and 1.15%; expected volatility of 35.9%, 33.7%, and 41.9%; risk-free interest rates of 6.11%, 5.08%, and 5.05%; and expected lives of one year. The weighted-average fair value of those purchase rights granted in 2000, 1999, and 1998 was $2.34, $2.28, and $2.67, respectively.

Restricted Stock Awards

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 2,000, 1,783, and 98,275 shares of restricted stock, with a fair value of $23, $19, and $1,276, during 2000, 1999, and 1998, respectively. At December 31, 2000, restricted stock awards covering 22,088 shares were outstanding, with the restrictions expiring at various dates through 2003. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis. The Company charged to employee compensation and benefits $238, $278, and $367 for the amortization during 2000, 1999, and 1998, respectively.

Stock Units

A stock unit represents the right to receive a share of common stock from the Parent at a designated time in the future without cash payment by the employee and is issued in lieu of cash incentive. A deferred compensation plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the plan into Parent stock units with a 25% matching contribution by the Company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution by the Company. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. The Company charged $919, $495, and $210 to employee compensation and benefits relating to units granted under this plan for 2000, 1999, and 1998, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $170 in 2000 and $160 in 1999 and 1998) to total compensation. In 1997, the Company purchased 248,063 shares for $3,178 and contributed these shares to the ESOP. The unallocated shares are being released for allocation to the participants based upon employer contributions to fund an internal loan between the Parent and the ESOP. At December 31, 2000, the plan held 473,653 shares, of which 203,337 shares with a value of $2,313 were unallocated. The Company charged to employee compensation and benefits $183, $152, and $165 for the ESOP contributions for 2000, 1999, and 1998, respectively.

Note H - Legal Proceedings

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Although the ultimate outcome of these actions cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and after consultation with outside counsel, does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's consolidated financial condition and results of operations. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

On May 18, 2000, the Company and Sakura Global Capital, Inc. ("Sakura") entered into a settlement agreement with the Oklahoma Transporation Authority ("OTA"), formerly known as the Oklahoma Turnpike Authority, relating to the 1992 OTA $608 million bond issue. In connection with the settlement, the settling parties also entered into a closing agreement with the Internal Revenue Service, which preserves the tax-exempt status of the bonds. This settlement agreement resolved the five-year-old civil action filed by the OTA. The Company's portion of the settlement, which was fully reserved, had no impact on the Company's 2000 earnings.

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

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions. The Company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

At December 31, 2000, customer margin securities of approximately $420,000 were available to the Company to utilize as collateral on various borrowings or other purposes. The Company had utilized a portion of these available securities as collateral for bank loans ($118,400), stock loans ($129,200), OCC margin requirements ($57,600), and customer short sales ($3,700).

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

NOTE K - Investments in Qualified Missouri Businesses

The Company formed two Limited Liability Corporations, referred to collectively as "the LLC," to be certified capital companies under the statutes of the state of Missouri, which provide venture capital for qualified Missouri businesses, as defined. The LLC issued $4,600 non-interest bearing notes due May 15, 2008, $10,600 non-interest bearing notes due February 15, 2009, $8,417 non-interest bearing notes due February 15, 2010, and $981 non-interest bearing participating debentures due December 31, 2010, which are included in the Company's consolidated statement of financial condition under the caption "Other." Proceeds from the notes are first invested in zero coupon U.S. Government securities in an amount sufficient to accrete to the repayment of the notes and are placed in an irrevocable trust. These securities, valued at approximately $14,306 and $13,474 at December 31, 2000 and 1999, respectively, are held to maturity and are included under the caption "Investments." The remaining proceeds are available for investment in qualified Missouri businesses.

The LLC invests in qualified Missouri businesses in the form of debt, preferred, and/or common equity. These investments are not readily marketable and are valued at fair value. These securities, valued at approximately $10,130 and $7,916 at December 31, 2000 and 1999, respectively, are included under the caption "Investments."

Due to the structure of the LLC and under the statutes of the State of Missouri, the Company participates in a portion of the appreciation of these investments. Management monitors these investments on a continuous basis. The Company changed the valuation of its portfolio investments and recorded an unrealized loss of $1,414 in 2000 and a net unrealized gain of $416 during 1999.

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

In addition, on July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 15% or more of the Company's common stock or upon commencement of announcement of intent to make a tender offer for 15% or more of the outstanding shares of common stock without prior written consent of the Company. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase shares of common stock at one-half the then current market price and, in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per right. These rights will expire, if not previously exercised, on August 12, 2006.

Note M - Income Taxes

The Company's provision (benefit) for income taxes consists of:
Years Ended December 31,
	2000	1999	1998
Current:
Federal	$4,957	$3,165	$1,600
State	607	388	381
	$5,564	$3,553	$1,981
Deferred:
Federal	$(69)	$227	$1,100
State	(9)	28	263
	$(78)	$255	$1,363
	$5,486	$3,808	$3,344

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:
Years Ended December 31,
	2000	1999	1998
Federal tax computed at statutory rates	$4,995	$3,731	$2,921
State income taxes, net of federal
income tax benefit	392	255	441
Sale of Todd Investment Advisors	- -	(386)	- -
Other, net	99	208	(18)
Provision for income taxes	$5,486	$3,808	$3,344

The net deferred tax asset consists of the following temporary differences:
December 31, 2000 December 31, 1999
Deferred Tax Asset	Accruals not currently deductible	$1,466	$1,741
	Deferred compensation	1,259	1,427
	Deferred revenue	926	953
	Office equipment and leasehold improvements,
	principally book over tax depreciation	383	298
	Investments, principally due to valuation allowance	412	98
	Other	264	65
	Deferred Tax Asset	4,710	4,582
Deferred Tax Liability	Customer and employee receivable	(1,506)	(968)
	Intangible assets, principally tax over book amortization	(168)	(176)
	Investment fee revenue installment receivable	- -	(480)
	Deferred Tax Liability	(1,674)	(1,624)
	Net Deferred Tax Asset	$3,036	$2,958

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

Note N - Related Party Transactions

Four directors of the Parent are associated with firms that provide legal and consulting services to the Company. The Company charged approximately $342, $460, and $761 (primarily for legal fees) to operations for these services for 2000, 1999, and 1998, respectively.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $1,024 at December 31, 2000, and $759 at December 31, 1999.

Note O - Segment Reporting

The Company's reportable segments include the Private Client Group, Equity Capital Markets, Fixed Income Capital Markets, and Other. Prior years' financial information has been reclassified to conform with the current year presentation. The Private Client Group segment includes 70 branch offices and 123 independent contractor offices of the Company's broker-dealer subsidiaries located throughout the U.S., primarily in the Midwest. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, to their private clients. The Equity Capital Markets segment includes corporate finance management and participation in underwritings (exclusive of sales credits, which are included in the Private Client Group segment), mergers and acquisitions, institutional sales, trading, research, and market making. The Fixed Income Capital Markets segment includes public finance, institutional sales, and competitive underwriting and trading. Investment advisory fees and clearing income is included in Other.

Intersegment revenues and charges are eliminated between segments. The Company evaluates the performance of its segments and allocates resources to them based on various factors, including prospects for growth, return on investment, and return on revenues.

The Company has not disclosed asset information by segment, as the information is not produced internally and its preparation is impracticable.

Information concerning operations in these segments of business is as follows:
Years Ended December 31,
	2000	1999	1998
Revenues
Private Client Group	$162,620	$128,211	$112,431
Equity Capital Markets	17,783	10,083	13,504
Fixed Income Capital Markets	13,376	5,913	6,013
Other	4,343	6,986	5,340
Total Revenues	$198,122	$151,193	$137,288
Operating Contribution
Private Client Group	$25,057	$17,619	$14,486
Equity Capital Markets	862	77	1,224
Fixed Income Capital Markets	1,462	860	934
Other	1,638	4,519	1,447
Total Operating Contribution	29,019	23,075	18,091
Unallocated Overhead	(14,330)	(12,102)	(9,502)
Pre-Tax Income	$14,689	$10,973	$8,589

Note P - Earnings Per Share

The following table reflects a reconciliation between Basic Earnings Per Share and Diluted Earnings Per Share.

	Years Ended December 31,
	2000			1999			1998
Net Income	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic Earnings Per Share Income available to shareholders	$9,203	7,006,565	$1.31	$7,165	6,654,773	$1.08	$5,245	6,849,998	$0.77
Effect of Dilutive Securities Employee benefits plans	- -	661,941	- -	- -	285,351	- -	- -	347,988	- -
Diluted Earnings Per Share Income available to common stockholders and assumed conversions	$9,203	7,668,506	$1.20	$7,165	6,940,124	$1.03	$5,245	7,197,986	$0.73

NOTE Q - Sale of Subsidiary

On April 28, 1999, the Company sold its investment advisor subsidiary, Todd Investment Advisors, to Western and Southern Life Insurance Company, a significant shareholder. The Company recorded a pre-tax gain of approximately $1.5 million, which is included in other income.

NOTE R - Merger

On January 12, 2000, the Company completed the merger of Hanifen, Imhoff Inc. ("HII"), a Denver-based investment banking firm. The transaction has been accounted for as a purchase and provided for a tax-free exchange of 516,984 shares of the Company's stock (valued at $4,745,913) for all of the outstanding shares of HII. The purchase price has been allocated to net tangible and intangible assets acquired based on their estimated fair market values. The remaining purchase price of $3.8 million has been recorded as goodwill, which will be amortized over 25 years. The exchange ratio was calculated using the respective book values of the Company and HII. The total shares issued in the transaction were based upon the final closing equity of HII at December 31, 1999. In connection with the transaction, certain key associates of HII executed employment agreements containing non-compete provisions and restrictions on the sale of the stock received in the merger and were awarded options in the Company. The merger added 54 investment bankers, research analysts, institutional sales associates, and traders to the capital markets segment, as well as 24 administrative and technical support associates.

The following is unaudited pro forma financial data for the combined operations, assuming the transaction had taken place on January 1, 1998. Due to the timing of the transaction, the pro forma impact is not material to the 2000 financial data.
	Years Ended December 31,
	1999	1998
Revenues	$166,811	$153,968
Net income	$6,551	$4,754
Diluted earnings per share	$0.88	$0.62
Diluted weighted average shares outstanding	7,457	7,715

The above pro forma data do not purport to be indicative of the results which actually would have occurred had the acquisition been made on January 1, 1998.

Note S - Subsequent Event

On January 31, 2001, the Company's Board of Directors approved a $.03 per share cash dividend to be paid on March 1, 2001, to shareholders of record on February 15, 2001.

Note T - Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, after being amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," is effective for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments and hedging activities. The Statements are effective for the Company's consolidated financial statements on January 1, 2001. As the Company does not hold any derivatives or embedded derivatives as defined by the Statements, the adoption of the Statements on January 1, 2001, did not result in a transition adjustment.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and rescinds SFAS No. 127, "Deferral of Effective Date of Certain Provisions of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company has presented the required provisions under the Standard regarding collateral, including its sources and uses, but has yet to determine what impact, if any, the remaining provisions to be adopted after March 31, 2001, will have on the Company's consolidated financial statements.

******

Independent Auditor's Report

To the Board of Directors and Stockholders of

Stifel Financial Corp.

St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Stifel Financial Corp. and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

March 9, 2001

[Deloitte & Touche logo]

Quarterly Results
Quarterly Operating Results (Unaudited)
(in thousands, except per share amounts)	Revenue	Earnings Before Income Taxes	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
Year 2000 By Quarter
First	$52,217	$5,085	$3,280	$.47	$.44
Second	47,942	3,860	2,461.35		.32
Third	48,654	3,852	2,314.33		.30
Fourth	49,309	1,892	1,148.16		.15
Year 1999 By Quarter
First	$37,017	$2,815	$1,787	$.26	$.25
Second	37,835	3,405	2,244.33		.32
Third	35,513	2,173	1,431.22		.21
Fourth	40,828	2,580	1,703.26		.25

Five-Year Financial Summary
		Years Ended December 31,
	(in thousands, except per share amounts)	2000	1999	1998	1997	1996
Revenue	Commissions	$85,383	$68,663	$56,729	$49,763	$43,900
	Principal transactions	28,046	24,654	26,465	20,463	19,498
	Investment banking	21,700	11,507	15,763	28,476	16,253
	Interest	35,479	20,525	18,889	21,397	13,774
	Other	27,514	25,844	19,442	15,720	16,388
		198,122	151,193	137,288	135,819	109,813
Expenses	Employee compensation and benefits	117,229	92,819	86,967	81,817	66,765
	Communications and office supplies	10,879	8,911	8,389	6,914	6,797
	Occupancy and equipment rental	15,120	11,819	9,549	8,109	7,958
	Interest	20,594	10,097	9,798	12,991	8,197
	Commissions and floor brokerage	3,333	2,838	2,804	2,780	2,641
	Other operating expenses	16,278	13,736	11,192	13,787	11,853
		183,433	140,220	128,699	126,398	104,211
	Income before income taxes	14,689	10,973	8,589	9,421	5,602
	Provision for income taxes	5,486	3,808	3,344	3,750	2,209
	Net income	$9,203	$7,165	$5,245	$5,671	$3,393
Per Share Data	Basic earnings	$1.31	$1.08	$.77	$1.01	$.66
	Diluted earnings	$1.20	$1.03	$.73	$.88	$.59
	Cash dividends	$.12	$.12	$.12	$.12	$.09
Other Data	Total assets	$458,312	$453,110	$335,005	$315,484	$301,344
	Long-term obligations	$10,000	$10,370	$5,370	$5,000	$10,000
	Stockholders'equity	$74,178	$59,059	$54,977	$50,081	$37,752
	Net income as % average equity	13.33%	12.55%	9.69%	13.29%	9.35%
	Net income as % revenues	4.65%	4.74%	3.82%	4.17%	3.09%
	Average common shares and share equivalents used in determining earnings per share:
	Basic	7,007	6,655	6,850	5,591	5,150
	Diluted	7,669	6,940	7,198	7,099	6,816

Shareholder Information

Annual Meeting

The 2001 annual meeting of stockholders will be held in Founders Hall (2nd Floor), One Financial Plaza, 501 North Broadway, St. Louis, Missouri, on Wednesday, April 25, 2001, at 11:00 a.m.

Dividends

Dividends paid were as follows:
Record Date	Payment Date	Cash Dividend	Stock Dividend
2/11/99	2/25/99	$0.03	5%
5/11/99	5/27/99	$0.03	- -
8/11/99	8/25/99	$0.03	- -
11/10/99	11/24/99	$0.03	- -
2/18/00	3/3/00	$0.03	- -
5/16/00	5/30/00	$0.03	- -
8/9/00	8/23/00	$0.03	- -
11/8/00	11/22/00	$0.03	- -

A regular quarterly cash dividend of $0.03 per share was established on November 30, 1993.

On July 23, 1996, the Board of Directors of Stifel Financial Corp. approved the redemption of certain stock rights under a former Shareholder Rights Plan and the adoption of a new Shareholder Rights Plan. Shareholders on record, as of August 12, 1996, received a payment of $0.05 per share, representing the redemption price for the former Rights. This payment was in lieu of the regular quarterly cash dividend of $0.03 per share.

Form 10-K

The Form 10-K Annual Report to the Securities and Exchange Commission for the year ended December 31, 2000, providing further details of Stifel Financial Corp.'s business, is available at no charge from Stifel Financial Corp., Investor Relations, 501 North Broadway, St. Louis, Missouri 63102.

Transfer Agent

The transfer agent and registrar for Stifel Financial Corp. is UMB Bank, n.a., Kansas City, Missouri.

Number of Stockholders

The approximate number of stockholders of record on March 7, 2001, was 3,200.

Stock Listings

The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the calendar years are as follows:
Stock Price
High - Low
Year 2000 By Quarter
First	$11 1/2	-	9 9/16
Second	11 9/16	-	9 1/2
Third	13 3/8	-	10 3/8
Fourth	14 15/16	-	11 1/4
Year 1999 By Quarter
First	$10 11/16	-	9
Second	10 11/16	-	8 15/16
Third	9 3/4	-	8 15/16
Fourth	11 7/8	-	8 15/16

Memberships

Stifel, Nicolaus & Company, Incorporated, one of Stifel Financial Corp.'s subsidiaries, is a member of:

New York Stock Exchange, Inc.

American Stock Exchange, Inc.

Chicago Stock Exchange, Inc.

Philadelphia Stock Exchange, Inc.

Chicago Board Options Exchange, Inc.

New York Futures Exchange, Inc.

National Association of Securities Dealers, Inc.

Securities Investor Protection Corporation

Principal Subsidiaries

Stifel, Nicolaus & Company, Incorporated

Stifel Venture Corp.

Century Securities Associates, Inc.

Pin Oak Capital, Ltd.

Stifel CAPCO, LLC

Stifel CAPCO II, LLC